PE 12/23/2013





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

NO ACT

February 11, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-11-14

Edna M. Chism
Entergy Corporation
echism@entergy.com

Re: Entergy Corporation
Incoming letter dated December 23, 2013

Dear Ms. Chism:

This is in response to your letters dated December 23, 2013 and February 3, 2014 concerning the shareholder proposal submitted to Entergy by the New York State Common Retirement Fund. We also have received letters on the proponent's behalf dated January 24, 2014 and February 7, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@gmail.com

February 11, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Entergy Corporation
Incoming letter dated December 23, 2013

The proposal requests that the board of directors publish semiannual reports to investors reviewing the major nuclear safety concerns arising during the preceding period, updating investors regarding any near miss, NRC special investigation or NRC downgrading of a facility.

We are unable to concur in your view that Entergy may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Entergy's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Entergy may omit the proposal from its proxy materials in reliance on 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 7, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Entergy Regarding Periodic Reporting and Analysis of Nuclear Safety Performance Issues – Proponent's Supplemental Reply

Via Email

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund, (the "Proponent") has submitted a shareholder Proposal (the "Proposal") to Entergy Corporation ("Entergy" or the "Company"). The Company sent a No Action request letter dated December 24, 2013 ("*Company Letter 1*") to the Securities and Exchange Commission (the "Staff"), which the Proponent responded to on January 24, 2014 ("*Proponent Letter 1*"). The Company responded with a supplemental letter on February 3, 2014 ("*Company Letter 2*"). The following is Proponent's response to *Company Letter 2*. A copy of this letter is being e-mailed concurrently to Edna M. Chism.

Staff precedents do not support exclusion of a proposal for a report in the absence of substantial implementation of the guidelines and essential purpose of the proposal through information on the company's own website.

Company Letter 2 focuses principally on Staff decisions in *Merck & Co.* (March 14, 2012) and *Dominion Resources* (February 5, 2013), which the Company claims can be read to demonstrate that information filed on government websites can provide substantial implementation of the Proposal's requested report. However, neither of those precedents supports that conclusion. Those prior decisions serve well to demonstrate that the Staff only finds substantial implementation where the guidelines and essential purpose of the proposal seeking a report have largely been met by existing disclosures on the company's own site.

In *Merck & Co.* (March 14, 2012) the company's own website contained sufficient information to substantially implement the guidelines and essential purpose for a report

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

requested by that proposal. The proposal requested that Merck issue a report describing measures it was taking to improve animal welfare. The company had published a set of standards and practices for animal welfare protection on its own website.

In *Dominion Resources* (February 5, 2013) the proposal asked the company's Board of Directors to prepare a report:

> [A]ddressing Dominion's and Virginia Power's plans for deploying wind turbines for utility-scale power generation off the Virginia and North Carolina coasts during the years 2014 through 2029. The report should also address Dominion's and Virginia Power's plans to buy power from other successful bidders for Virginia and North Carolina offshore-wind development leases.

Dominion, in its no action request, noted that the information requested was available in a single document, an Integrated Resource Plan prepared under regulatory requirements, but also <u>available on the company's own website</u>. The company effectively argued that the report was responsive to the *elements* of the proposal, even though it was prepared pursuant to government regulation. Unlike in this case, shareholders of *Dominion* had access to information that was responsive to the proposal directly on the company's website. Here, Entergy proposes that shareholders have the burden to search through a third party's website to attempt to piece together a safety performance review as sought by the Proposal. As such, the Company's reliance on *Dominion* is completely misplaced.

<u>The patchwork of information on the NRC website, alone or in combination with other information published by the Company, is inadequate to substantially fulfill the Proposal's guidelines or essential purpose.</u>

The patchwork of information available on the NRC website alone or in combination with other Company-published information is **not** responsive to the Proposal guidelines or essential purpose. In *Company Letter 1*, the Company points to information on the NRC's website and other government agency websites, as a supplemental source for investors to find more of the information sought by the Proposal to the extent that the Company has not published it on its own website. *Company Letter 1*, page 6, focused on the company's regulatory compliance relationship with the NRC:

> The Company regularly evaluates and provides data regarding safety system performance to the NRC, performs self-inspections, and identities to the NRC any self-identified findings. Company submissions to the NRC, results of NRC inspections, NRC reports, and an enormous amount of other Company-specific and plant-specific information are publicly

> available in the NRC's Agency-Wide Documents Access and Management System (ADAMS). As an administrative matter, the Company does not endeavor to recite all of the publicly available information regarding its fleet that is produced by independent organizations and government agencies, in particular the NRC. Entergy does, however, direct visitors of the website to numerous external sources for additional information, including links to (1) the NRC website; (2) the Nuclear Energy Institute; (3) the U.S. Department of Energy; (4) the American Nuclear Society; and (5) the World Nuclear Association.

The Company further asserted that:

> Any "safety issues identified by or to the NRC," including information about any so-called "near misses" prompting intervention by the NRC, any NRC special investigation or any NRC downgrading of a facility, would necessarily be included in the disclosures available to the public through ADAMS on the NRC website at http://www.nrc.gov/reading-mi/adams.html. The public can even search for the latest information and publications specific to each nuclear plant in the country, including River Bend Station and Palisades Nuclear Plant, which are the two Entergy sites called out specifically in the Proposal (available at http://www.nrc.govireactorsloperating/list-power-reactor-units.html).

Finally, the Company stated:

> The NRC website http://www.nrc.gov/NRR/OVERSIGHT/ASSESS includes links to individual plants that show individual Performance Indicators and Inspection Finding results as well as links to the actual NRC inspection reports that identify violations of NRC requirements when they are found to exist.

Company Letter 1, pg. 6. Based on these disclosures, the Company asserts that providing a safety report for shareholders as requested by the Proposal would be "duplicative" of this information found on various parts of external websites.

However, the essential purpose of the Proposal is for the Company to produce an integrated report that presents material safety events and updates in a coherent form consumable by investors. Although Entergy reports and discloses some relevant information at various locations on its own website and at various locations on external websites, placing the burden on investors to piece together disparate information, which might theoretically be accessible somewhere on the internet, does not fulfill that purpose of the Proposal.

At a minimum, Company disclosures in fulfillment of the guidelines of the Proposal should provide investors with an overview, update, and management's brief analysis of all material safety events consistent with the Proposal's elements. If management then wishes to avoid duplication by including as part of such a presentation links to NRC web locations for investors to drill down into greater detail, that would be reasonable and arguably substantial implementation of the Proposal. But in the absence of such an overview and roadmap, one cannot say that the Proposal has been substantially implemented.

Moreover, though a diligent investor searching through the NRC website might learn of the existence and facility-specific causes of material safety incidents, he would not find the information requested by the Proposal regarding companywide causes of incidents, evaluation of the financial implications resulting from the incidents (short or long term risks posed to the Company's finances or operations), or an evaluation of the impact of the incidents on the Company's legal license to operate. The Company's implied approach of sending shareholders to external websites to cull information not contained on its own website does not amount to substantial implementation; the information available on these external sites, even when added to the information disclosed by the Company, still fails to meet the elements of the Proposal.

The Company asserts that the present challenge is similar to the Proponent's prior proposal to the Company, *Entergy Corporation* (February 14, 2012) where the Staff found substantial implementation. Unlike the prior proposal, which sought a *special* review of issues that the Company had already *routinely* evaluated, the current Proposal sets forth clear guidelines and objectives which simply have not been addressed by the Company's implementation measures.

It is clear that in the present instance, the Company has not fulfilled the Proposal's guidelines and objectives and, as such, the Proposal has not been substantially implemented. We request that the Staff concur and disallow the Company from excluding the Proposal.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Edna M. Chism
Thomas P. DiNapoli
Patrick Doherty



Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 2106
echism@entergy.com

Edna M. Chism
Assistant General Counsel

February 3, 2014

Via Electronic Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by New York State Office of the State Comptroller

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from Sanford J. Lewis, dated January 24, 2014, concerning a shareholder proposal (the "Proposal") submitted by the New York State Office of the State Comptroller on behalf of the New York State Common Retirement Fund (the "Proponent"). For the reasons set forth below, the Company continues to believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

A copy of this submission is being e-mailed concurrently to the Proponent and Sanford Lewis. It addresses certain issues raised by Mr. Lewis in his January 24 letter and should be read in conjunction with Entergy's original December 23, 2013 letter.

The Proposal

Following several "Whereas" clauses, the Proposal sets forth the following resolution:

> "Therefore be it resolved: Shareholders request that the Board of Directors publish semiannual reports to investors reviewing the major nuclear safety concerns arising during the preceding period, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, updating investors regarding any near miss, NRC special investigation or NRC downgrading of a facility."

Analysis

Mr. Lewis' letter focuses on the perceived differences between the disclosures requested by the Proposal and the numerous responsive disclosures made by the Company to the Nuclear Regulatory Commission (the "NRC"), on the Company's website, and in its Sustainability Report. In this regard, the letter can be characterized as making two main arguments: (1) the expansive reporting on each of Entergy's nuclear facilities to various government agencies, which is all readily available to shareholders, should be ignored because the Company has not engaged in the exercise of publishing duplicative materials in a separate, standalone report; and (2) although the Company discloses a substantial amount of information in its own publications and to various governmental bodies, the Company's policies and procedures nevertheless cannot "compare favorably" unless the Company issues a report that adheres more precisely to the preferences of the Proponent.

With respect to the first argument, Mr. Lewis asserts that "prior Staff decisions have made it clear that information published on other parties' websites" cannot be considered in an argument for substantial implementation. That is simply inaccurate. Nowhere in the precedent cited by Mr. Lewis for this proposition does the Staff articulate this limitation. On the contrary, the problem with the disclosures at issue in *Marathon Oil* (Jan. 22, 2013) and *Abbott Laboratories* (Feb. 8, 2012) was not that they were available to shareholders on third party websites, but rather that the disclosures did not address numerous concerns articulated in the proposals. Most importantly, there are in fact numerous instances in which the Staff has concurred in the exclusion of proposals as substantially implemented where the company argued that certain information requested by the proponent was already available through disclosures to and reports from governmental agencies.

For example, our original submission cited *Merck & Co.* (March 14, 2012), where Merck noted in its request for relief that, in addition to other disclosures made on its website, the company and each of its contract research laboratories are required by the Animal Welfare Act of 1996 to file, on an annual basis, information with the United States Department of Agriculture that is publicly available and includes detailed information regarding animals used in their laboratories. In permitting exclusion, the Staff noted that the company's "public disclosures compare[d] favorably with the guidelines of the proposal and that Merck ha[d], therefore, substantially implemented the proposal." Similarly, just last year in *Dominion Resources, Inc.* (Feb. 5, 2013), the very basis of the company's argument for substantial implementation was that the information sought by the proponent was already available through reports and disclosures made to governmental agencies. There, the proposal requested a report from the company on its analysis and plans regarding the deployment of wind turbines for power generation. Citing disclosures on both its own website and a governmental website, the company's principal argument was that the proposal was already substantially implemented because the contents of the requested report were "duplicative of regulatory reporting requirements already applicable to [the company]." Entergy is in a substantially similar position as these two companies. That is, in addition to the voluntary disclosures made on the Company's website and in its Sustainability Report, the other essential elements of the requested report are "duplicative of regulatory reporting requirements already applicable" to Entergy.

In 1983, the Commission adopted the current version of Rule 14a-8(i)(10), articulating that substantial implementation does not require a company to have implemented each element of the proposal in the precise manner suggested by the proponent. Release No. 34-20091 (August 16, 1983). The principle that a company's established practices and policies cannot compare favorably with largely redundant, parallel schema proposed by a shareholder simply because the Company's established means of disclosure for certain information is through governmental regulatory agencies would be entirely inconsistent with the reasoning behind the Commission's 1983 articulation of the "substantial implementation" rule.

With respect to the second argument, Mr. Lewis' letter contemplates that although the Company does report on nuclear safety concerns and although the information related to "safety issues identified by or to the NRC" is available in volumes through the NRC, those disclosures do not specifically analyze some of the concerns raised in the Proposal's supporting materials. We would simply reiterate our citation of the *Exxon Mobil* (March 17, 2011) no-action letter. In its letter opposing exclusion, the proponent in that case complained that Exxon Mobil's disclosures were (1) not as fulsome as the proponent had contemplated and (2) did not analyze the proposal's concerns with as much granularity as the proponent desired. Nevertheless, after being presented with disclosures made by the company, the Staff determined that the company's pre-existing policies and procedures achieved the essential objectives of the proposal at issue and thus compared favorably with what the proponents sought. The respective positions of the parties in that case mirror directly the arguments between Entergy and the Proponent.

Furthermore, Entergy encountered this same issue from the same proponent and Mr. Lewis just two years ago. *See Entergy Corporation* (Feb. 14, 2012). There, in the Proponent's letter opposing exclusion, Mr. Lewis, as counsel to the Proponent, complained that the disclosures made by Entergy were inadequate because they did not provide, among other particulars desired by the Proponent: a "special review" of nuclear safety policies rather than a routine review; "[a]nalysis published for investors after the Fukushima disaster indicating changes and adjustments made"; "[a]nalysis of the added vulnerability of nuclear power plants to seismic activity"; and "[s]pecific analysis of ... reactor incidents in 2010 identified in the March 2011 report by the Union of Concerned Scientists." Nevertheless, consistent with the precedent cited above and the Commission's interpretation of Rule 14a-8(i)(10), the Staff concurred that the proposal had been substantially implemented.

The Company, therefore, stands on its original December 23, 2013 submission for the reasons stated above. Accordingly, the Company continues to believe that the Proposal may be excluded from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 504-576-4548.

Very truly yours,

Edna M. Chism

cc: Mr. Patrick Doherty, New York State Office of the State Comptroller
Mr. Sanford J. Lewis
Mr. Marcus V. Brown
Mr. Daniel T. Falstad

SANFORD J. LEWIS, ATTORNEY

January 24, 2014

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Entergy Regarding Periodic Reporting and Analysis of Nuclear Safety Performance Issues

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder Proposal (the "Proposal") to Entergy Corporation ("Entergy" or the "Company"). The Company sent a No Action request letter dated December 24, 2013 ("No Action Request") to the Securities and Exchange Commission (the "Staff"), asserting that the Proposal has been substantially implemented and therefore is excludable pursuant to Rule 14a-8(i)(10).

I have reviewed the Proposal and the letter sent by the Company, and based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal must be included in the Company's 2014 proxy materials and that it is not excludable by virtue of the rule.

A copy of this letter is being e-mailed concurrently to Edna M. Chism.

SUMMARY

The Proposal, included in its entirety in Exhibit A, requests:

> ... that the Board of Directors publish semiannual reports to investors reviewing the major nuclear safety concerns arising during the preceding period, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, *updating* investors regarding any near miss, [Nuclear Regulatory Commission ("NRC")] special investigation or NRC downgrading of a facility.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

Supporting Statement
Such report should include (1) safety issues identified by or to the NRC; 2) management's analysis of facility level and companywide causes and responses; 3) evaluation of any material risks, short or long term, posed to the company's finances or its operations, or its legal license to operate.

The Company asserts that its existing disclosures - on its website and on external sites, such as the NRC's website - substantially implement the Proposal under Rule 14a-8(i)(10). However, the Company's existing disclosures do not fulfill the guidelines or essential purpose of the Proposal, which asks for disclosure of certain types of material safety events and a summary analysis of safety issues raised with or by the NRC, incident causes and responses, and related financial or licensing risks. Instead, the Company selectively discloses some of its material safety incidents without discussing causes or responses, and omits discussion of related financial or licensing risks.

Furthermore, the Company's assertion that the Proposal is fulfilled because interested investors can seek out the information described in the Proposal by searching the NRC website is wrong. Staff precedents demonstrate that information posted on third parties' websites cannot constitute substantial implementation where a proposal requests a company report. Further, the information contained on the NRC website, even if posted to the Company's own site, would not fulfill the guidelines of the Proposal.

BACKGROUND

Nuclear plant safety has been of heightened public concern following the vulnerabilities of nuclear plants highlighted by the 2011 Fukushima Daiichi earthquake, tsunami and nuclear incident in Japan. Anticipating the ability of a nuclear plant to safely withstand extreme stresses, such as an earthquake, can best be determined by analyzing the degree to which a facility's maintenance, safety redundancy, staff readiness, and other critical systems withstand the test of time against various stressors and operational developments. Nuclear facilities, in general, are proving to be deficient on many safety issues. For instance, ABC News reported, "NRC safety records show that inadequate emergency planning was a recurring problem in the industry from 2007 to 2011. Violations included unapproved emergency plans and plan changes, inadequate fire planning and precautions, falsified 'fire watch certification sheets,' inadequate flooding precautions, an insufficient tone alert radio system to notify the populace in a potential emergency and faulty assessment of containment barrier thresholds.[1] The U.S.'s aging facilities

[1] *Records Show 56 Safety Violations at U.S. Nuclear Power Plants in Past 4 Years*, Pierre Thomas, Jack Cloherty

are proving a special challenge with safety failures proliferating such as rusting pipes and valves, cables in need of replacement, and systems becoming out of date. The margins of safety at such plants may begin to erode.

Entergy itself has suffered substantial challenges in maintaining nuclear plant safety. In fact, the Company admits that bonus awards for all members of the Office of the Chief Executive were reduced, "despite strong operational performance," because "management had not fully met the [Personnel] Committee's expectations with respect to Entergy Corporation's safety performance." *See* Entergy's Form 10-K (Annual Report) for FY2012, filed February 27, 2013, pp. 437-8.

However, given the lack of Entergy's disclosure, shareholders would be hard-pressed to identify exactly ***what*** safety performance issues caused these executives to lose part of their expected bonuses. Thus, from a shareholder perspective, part of the Entergy safety problem is the degree of opacity of these issues. Stockholders and other stakeholders are unable to review a coherent analysis of the management's safety challenges and responses. In order to properly assess risk shareholders should be able to review a safety performance report that meets clearly stated guidelines for materiality and completeness. The present Proposal addresses that need.

ANALYSIS

Neither the Guidelines nor the Essential Purpose of the Proposal have been Met by the Company's Existing Disclosures.

The Company asserts that the Proposal has been substantially implemented. In order for the Company to meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), it must show that its activities meet the guidelines and essential purpose of the Proposal. The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed *both* the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010). Thus, when a company can demonstrate that it has already taken actions that meet most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented." In the current instance, the Company has substantially fulfilled *neither* the guidelines nor the essential purpose of the Proposal.

---

and Andrew Dubbins, March 29, 2011
http://abcnews.go.com/Politics/us-nuclear-power-plants-safe/story?id=13246490&singlePage=true

A. The Company's Existing Disclosures do not meet the Proposal's Guidelines.

The elements of the Proposal's guidelines include:

- Semiannual reports; and
- A review of major nuclear safety concerns arising during the preceding period, including updating investors regarding specific incidents deemed material by the Proposal, namely:
    - Any near miss;
    - NRC special investigation; or
    - NRC downgrading of a facility.

See Exhibit A. The Proponent arrived at these criteria because such events are likely to be material from an investors' perspective. As noted in the Proposal, a "near miss" is an event that increases the chance of a core meltdown by at least a factor of 10, prompting NRC intervention.[2] A resultant NRC special investigation probes the reasons for a near miss and may determine that one or more safety violations contributed to the near miss.[3] When these inspections yield performance inconsistent with NRC regulations and rules, facilities are disciplined accordingly. Downgrading is one of these disciplinary actions. An NRC downgrading of a facility is typically triggered by the existence or observation of significant safety violations.[4]

The Proposal's guidelines represent material events that provide appropriate thresholds to trigger disclosure that should be accompanied by sufficient analysis to inform investors about related issues of safety, response, and management. In addition, the supporting statement of the Proposal specifies analysis to be included with regard to the material incidents described in the resolved clause:

- Safety issues identified to or by the NRC;
- Management's analysis of facility level and companywide causes and responses;
- A financial risk evaluation, including evaluation of any material risks, short or long term, posed to the company's finances or its operations, or its legal license to operate.

See Exhibit A.

---

[2] *The NRC and Nuclear Power Plant Safety in 2012,* Union of Concerned Scientists, David Lochbaum, March 2013 http://www.ucsusa.org/assets/documents/nuclear_power/NRC-nuclear-safety-2012-report.pdf
[3] NRC Special Investigation Team Exit Meeting, p.1, March 14, 2008 http://pbadupws.nrc.gov/docs/ML0807/ML080770088.pdf
[4] OP Action Matrix Summary and Current Regulatory Oversight http://www.nrc.gov/NRR/OVERSIGHT/ASSESS/actionmatrix_summary.html

Based on both the Proposal's guidelines and the supporting statement, a responsive report would include disclosure of any major nuclear safety concern arising during the reporting period, including any near miss, NRC special investigation, and/or NRC downgrading of a facility. With regard to these reportable events, the Company would summarize safety issues identified to or by the NRC, management's analysis of the cause of the event, any responses taken by the Company, and its analysis of financial risks relating to the event. The Proposal also asks that the Company include an assessment of prior incidents where responses, review of causes, or NRC enforcement activities require updating of the discussion of the event.

However, as is discussed in more detail below, the Company's existing disclosure does not approach fulfillment of the requirements of the Proposal, both because it is selective and *omits material events* and because it *lacks most of the elements of analysis described in the supporting statement.*

It is clear from the above discussion that the *essential purpose* of the Proposal is to provide a safety performance report containing a reasonably complete accounting of material safety events as defined in the Proposal, updated at least twice a year, and including the management's analysis of the associated safety issues, causes and financial risks.

B. The Proposal has not been Substantially Implemented Consistent with Prior Staff Precedents

Entergy asserts that the actions requested in the Proposal have already been taken and thus, the Company has already implemented the Proposal's essential objectives. *See* No Action Request, p. 2. The Company cites four cases as precedent establishing that the Proposal is substantially implemented. In each of the four cases cited, the company in question met the guidelines and essential purpose of the proposal. In contrast, the Company has presently not done either.

In *ExxonMobil (AFL-CIO)*(March 17, 2011), the proposal requested that ExxonMobil describe steps it has taken to reduce accidents, including the role of board oversight. The proposal did not include any further specifics on the types of measures or accidents on which the company should report. ExxonMobil was able to show that existing reporting on its website describing the company's safety management processes fulfilled both of these requirements: steps to reduce accidents and the existing charter to the board to oversee safety issues.

In *Merck & Co.* (March 14, 2012) the proposal requested that the company issue a report describing measures it was taking to improve animal welfare. The company had in fact published a set of standards and practices for animal welfare protection.

Entergy also cites two older cases, *Kmart Corp.* (Feb. 23, 2000) and *ExxonMobil* (Jan. 24, 2001) which also demonstrate well the distinction from the present Proposal. In *Kmart Corp.* (February 23, 2000), the proposal requested that the company report the countries in which it operates on its vendor standards. Kmart was able to document that it had made such a report available to shareholders. In *ExxonMobil* (Jan 24, 2001), the proposal requested that the company provide an analysis of risks related to the Chad Cameroon pipeline. ExxonMobil published an entire website with detailed information responsive to the proposal and also cited the prior year's proxy resolution rebuttal as providing much of the information requested in the proposal.

Unlike ExxonMobil, Merck, and Kmart, Entergy has not provided the requested disclosure and has not fulfilled the Proposal in question. Instead, the Company's position is more similar to *ExxonMobil (Green Century)* (March 17, 2011), where the proposal sought a report on environmental social and economic challenges of oil sands development. Although ExxonMobil claimed that its existing website discussions fulfilled this request, the proponent was able to identify an array of challenges clearly indicated by the proposal's guidelines that the company had not disclosed.

C. Company Investigation does not Equate to Company Implementation

The Company letter dedicates a full-page discussion to ways that the board's nuclear committee engages in oversight. *See* No Action Request, pp. 2-3. However, the Company seems to conflate the question of whether the board conducts frequent safety reviews with the question of whether a report has been issued to shareholders fulfilling the requests of the Proposal. Disclosure is necessary for shareholders to properly evaluate risk.

D. Volume of Reporting Alone does not Fulfill the Proposal.

Entergy also notes that its general policy statements and safety reassurances, such as the general existence of multiple redundant safety systems and inspection processes, are available to investors through several sources: "(i) the Company website, on which individuals can read about the Entergy's nuclear safety policies and the Board's review of those policies, (ii) the annual Sustainability Report, which provides specific information about the Company's nuclear facilities and the status of its nuclear safety mechanisms, and (iii) external public sources, including and especially the website of the NRS and the information and materials it makes available on its website" *See* No Action Request, p. 4 It appears the Company is arguing that the volume of information available to investors should be seen, in and of itself, as fulfilling the "essential objectives" of the Proposal.

A company can report on an issue and not be considered to substantially implement a proposal seeking a report within the same issue area. For instance, in *Chesapeake Company* (April 13, 2010), Chesapeake asserted that its extensive web publications constituted "substantial implementation" of the proposal on natural gas extraction. However, the proponents argued that the proposal could not be substantially implemented if the company failed to address most of the core issues raised by the proposal. The SEC Staff concluded that despite a volume of writing by the company on hydraulic fracturing, the proposal was not substantially implemented. The same is certainly true in the current Proposal.

E. Referring to an External NRC Website does not Fulfill the Proposal.

Additionally, despite the Company's assertion that investors can mine "external public sources," including the NRC website, for additional information responsive to the Proposal, prior Staff decisions have made it clear that information published on other parties' websites cannot fulfill the implementation of a report requested from a company or board. *Marathon Oil* (January 22, 2013); *Abbott Laboratories* (February 8, 2012). This is particularly the case here, where, with the NRC website, an investor would spend extensive time searching and compiling relevant information and still would not obtain much of the information requested by the Proposal. For instance, the NRC website does not contain the requested related analysis of the material, financial, or operational implications of safety incidents as they pertain to Entergy.

F. Website Disclosures that Fail to meet the Guidelines and Essential Purpose of the Proposal Cannot Constitute Substantial Implementation.

The Company's 2012 Sustainability Report was issued by the Company in 2013 for the 2012 reporting year, and is cited by the Company as substantial implementation of the Proposal. The report touches on the issues of safety, but does not fulfill the Proposal's guidelines for reporting on material incidents.

For instance, the Sustainability Report includes statements on a generic, industry-wide safety policy – e.g. that the NRC is requiring *all* U.S. nuclear plants to upgrade with certain enhancements in the aftermath of Fukushima and that the Company needs to respond to these NRC requirements and related safety reviews. *See* Entergy's 2012 Sustainability Report, attached as "Exhibit B" to the Company's No Action Request, at page 29.

The Sustainability Report also includes some selective information on safety incidents and facilities, such as referencing how the Company's facilities fared during Superstorm Sandy and Hurricane Isaac. *See* Exhibit B to Entergy's No Action Request, at pg. 37.

However, the Company's 2012 Sustainability Report demonstrates the limits of the Company's current reporting on safety incidents, as the report both fails to include the specific reporting on material incidents required by the guidelines of the Proposal and also fails to include a detailed and necessary discussion of causes, responses, NRC responses and any material implications. For example, the 2012 Sustainability Report goes the furthest in this direction when it acknowledges and provides some overall comments on the Palisades facility's safety challenges:

> The Palisades Performance Recovery Plan was created in response to an overall performance decline and an unplanned plant shutdown that occurred during 2011. An evaluation was performed that identified a need for improvements in recognizing addressing and mitigating risk; adherence to standards, procedures and processes; and improved equipment reliability. Management took immediate steps to develop a long-term, systematic approach to return the plant to operational excellence.
>
> By year's end, over 900 actions captured in the Phase I Recovery Plan were implemented. In follow-up inspections, the Nuclear Regulatory Commission concluded that the station had a healthy safety-conscious work environment and noted improvements in safety culture as a whole. As a result of their inspections and plant performance, the NRC returned Palisades to column one of its reactor oversight program – its highest safety category – effective October 1, 2012.
>
> In 2013, Phase II of the Palisades Recovery Plan is focused on five major areas: leadership effectiveness, operational excellence, becoming a learning organization, equipment reliability and radiological performance. A Phase III plan will be built around achieving sustainable performance at high levels in 2014.

See Exhibit B to Entergy's No Action Request, at pg. 36. The Palisades discussion, while describing safety challenges and causes, fails to fulfill the guidelines of the Proposal. A report compliant with the Proposal's guidelines would update and analyze the **specific near miss incidents** suffered by the Palisades plant, including the following:

> Near Miss at Entergy Palisades Nuclear Plant (2012)
> Workers shut down the reactor about a month after they detected a cooling water leak through the reactor coolant pressure boundary, a location where safety rules require that any leakage *should cause the plant to be shut down within six hours.*[5]

[5] David Lochbaum, "The NRC and Nuclear Power Plant Safety in 2012: Tolerating the Intolerable", Union of Concerned Scientists (March 2013).

> Near Misses at Entergy Palisades Nuclear Plant (2011)
> Replacement parts failed, disabling one of three pumps. On a separate occasion, workers troubleshooting faulty indicator lights showing the position of the emergency airlock door inadvertently shut off power to roughly half the instruments and controls in the main control room. The loss of control power triggered the automatic shutdown of the reactor.[6]

In order to comply with the guidelines of the Proposal with regard to the Palisades plant, Entergy would have to provide more specifics about the Palisades Plant's near miss *incidents*.

However, Palisades is just one facility where Entergy failed to fully and adequately disclose safety issues requested by the Proposal. During the same reporting period covered by the 2013 Sustainability Report, the Company also suffered *other near misses* which it did not describe, update, disclose, or analyze in the Sustainability Report it cites as implementing the Proposal. The omission of these material incidents in their entirety demonstrates conclusively that the Company has not substantially implemented the Proposal:

> Near Miss at Entergy River Bend Station (2012)
> Plant operators manually shut down the reactor on May 24 after an electrical fault on the motor of a feedwater pump caused it to stop running. This near miss occurred because an electrical cable problem on May 21, that was not yet resolved on May 24, had caused all of the plant's circulating water pumps and non-emergency cooling water pumps to be powered from the single electrical bus. The situation caused the plant's normal heat sink to be lost, and stopped the supply of cooling water to equipment in the turbine building as well as to some emergency equipment.[7]

> Near Misses at Entergy Pilgrim Nuclear Power Station (2011)
> When restarting the reactor after a refueling outage, workers overreacted to indications that the water inside the reactor was heating up too rapidly, and lost control of the reactor. The plant's safety systems automatically kicked in to shut down the reactor. On a separate occasion, security problems at this plant prompted the NRC to conduct a special inspection.[8]

These incidents reflect substantial safety concerns at the Company's facilities' and are examples where failures of maintenance, employee training, detection systems, or safety

[6] Id.
[7] Id.
[8] Id.

redundancies could prove of grave danger to the public in the event of a more serious emergency. Not only does the Company's Sustainability Report fail to discuss these incidents and the safety issues raised, the Company has not provided the relevant discussion requested in the Proposal regarding related causes, responsive actions, and related material financial risks, including risks to licensing.

Furthermore, the Proposal anticipates that the safety report, as an "update" to the last report issued, would include any new information on the events to the extent more information was available on causes, responses, or NRC enforcement. **This would reasonably include the 2011 multiple near misses at the Pilgrim plant, which were undoubtedly subject to follow up, analysis, investigations or responses during 2012**, and thus were relevant to the reporting period of the 2012 Sustainability Report. **In addition, review of the Company's 2011 Sustainability Report demonstrates that the Company did not disclose and discuss those near miss incidents at the Pilgrim Plant.** Thus, it is clear that current Company disclosure practice is not consistent with the guidelines of the Proposal regarding disclosure and updating on near miss incidents.

The existing sustainability reporting cited by the Company touches on the safety issues at only one of the three plants that have had an incident that would trigger reporting under the Proposal's guidelines. Even if the Company had fully and adequately disclosed the risks regarding the Palisades facility, reporting on only one out of three facilities does not constitute substantial implementation of the Proposal.

By failing to implement the Proposal's request for disclosure of near misses, NRC special investigations or facility downgrades, the existing reporting fails to give investors sufficient information to consider the adequacy and relative improvement of Entergy's safety practices and safety culture. None of the available information would provide the shareholder with a coherent and reasonably complete discussion of the safety issues and incidents suffered by the Company's nuclear facilities.

The information sought under the Proposal's guidelines simply has not been made available to investors by the Company.

G. The Company does not Report on the Financial or Licensing Implications of the Material Safety Events.

In arguing that the Proposal has been "substantially implemented," the Company completely ignores a key request of the Proposal: evaluation of material risks to the Company's finances and licensing. While the Company touts how its Sustainability Report discloses evaluations related to operations and licensing programs as requested by the Proposal, Entergy's 2012 Sustainability Report does not include a detailed discussion of any licensing challenges. *See* No Action Request, p. 4; *see also* Exhibit B to Entergy's No Action Request.

The Company presents the following disclosures as evidence of "substantial implementation" of this request:

- A statement that Entergy obtained a 20-year license renewal for Pilgrim Nuclear Power Station. *See* Exhibit B to Entergy's No Action Request, at p. 12.
- A statement that Entergy successfully "implemented its strategy" to keep Vermont Yankee operating *b*eyond March 2012. *Id.*
- A statement that Entergy will "continue to advance" its license renewal process for Indian Point. *Id.*

The brief statement that the Company seeks to timely renew expiring licenses provides no information or analysis of the potential impact of safety concerns on the Company's ability to *actually obtain* license renewals. Safety concerns directly impact the Company's ability to obtain license renewals by extending and even threatening the success of the renewal process. A thorough discussion of this point is needed to substantially implement the Proposal.

In contrast to the Company's superficial reporting on licensing risk in its Sustainability Report, the Proposal references a UBS Securities report[9], that together with a similar UBS Securities report issued in February 2013[10], explain in detail that substantial relicensing risks exist at multiple Entergy units, that the EWC [Entergy Wholesale Commodities, the northeastern nuclear subsidiary of the company] portfolio carries disproportionate regulatory risk compared to other merchant portfolios, and that the potential for accelerated retirement of several units is being driven by both economics and relicensing considerations. UBS states that Entergy's EWC business **is "fundamentally un-financeable" given the regulatory uncertainty facing many of its units**, and that a new structure for the nuclear business is necessary for achieving a more

[9] UBS Securities LLC January 2, 2013 Report on Entergy Corp., "Re-Assessing Cash Flows from the Nukes."
[10] UBS Securities LLC February 4, 2013, Report on Entergy Corp., e.g., See page 2, "The Nuclear Side of the Equation...We reiterate expectations for nuclear retirements".

stable portfolio:

> Overall, the FCF [free cash flow] and EPS [earnings per share] from the EWC portfolio is increasingly concentrated at Indian Point (Units 2&3). With both of these units continuing to face their own relicensing risk (and threats from New York's Energy Highway initiative), **we see disproportionate regulatory risk to the portfolio compared to other merchant portfolios** (with a credible scenario for IP [Indian Point] to be forced into retirement in the early 2020's should it prove unsuccessful in extending its operation license).[11] [emphasis added]

This account of the level of licensing risk faced by the Company demonstrates that a much more substantial analysis of the related issues would seem warranted in the Company's safety report.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met its burden of proving that the Proposal is excludable under Rule 14a-8(i)(10).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's No Action Request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Edna M. Chism
Thomas P. DiNapoli
Patrick Doherty

---

[11] UBS Securities LLC January 2, 2013 Report on Entergy Corp., "Re-Assessing Cash Flows from the Nukes," page 3.

EXHIBIT A
Text of the Shareholder Proposal

WHEREAS, Entergy is the second largest nuclear power generator in the United States, owning and/or operating eleven nuclear units in the United States;
WHEREAS, a March, 2013 report by the Union of Concerned Scientists analyzed a series of 2012 U.S. reactor "near miss" incidents defined as "an event that increases the chance of core meltdown by at least a factor of 10", prompting special intervention by the Nuclear Regulatory Commission ("NRC"). Entergy accounted for two of the 14 incidents cited in the report (Palisades Nuclear Plant in Michigan and River Bend Station in Louisiana). The Entergy incidents involved leaks, maintenance issues, and failures of technical and managerial safety measures. Entergy's nuclear near misses are inconsistent with the notion of "day to day operational excellence –Safety" asserted by Entergy in recent communications to investors.
(http://www.ucsusa.org/assets/documents/nuclear_power/NRC-nuclear-safety-2012-report.pdf);
Safety concerns have been affecting licensing and financial returns. The Company's 2011 Sustainability Report states "Delays in securing license renewals at several nuclear plants as well as low natural gas prices impacting wholesale power revenues have limited our returns in recent years…financial performance at Entergy Wholesale Commodities will continue to see negative pressure from…extended license renewal and permit efforts..."
(http://www.entergy.com/content/sustainability/2011_sustainability_report.pdf, pg. 11);
UBS Securities' January 2, 2013 report states, "Entergy guidance clearly illustrates no cash generation from nukes," and estimates that EWC "is unlikely to generate any meaningful cash" in 2014. It projects cash deficits in 2015 and 2016. The report correctly predicted closure and decommission of Vermont Yankee (announced on August 23, 2013); the report echoes this retirement risk for the Fitzpatrick unit;
Entergy faced protracted licensing challenges in Vermont prior to its decision to close Vermont Yankee. New York regulators are opposed to keeping the Indian Point reactors operational
(http://www.governor.ny.gov/press/03222011indianpointupdate) after licenses expire in 2015. NY power agencies are already pursuing plans to modernize the grid to operate without the Indian Point plant;
On March 18, 2013 environmental groups co-signed a petition to the US Nuclear Regulatory Commission (NRC) petition seeking an NRC review of Entergy's financial qualifications requirement contending the Company may no longer possess financial qualifications needed for licensing, and asserting heightened safety concerns regarding FitzPatrick, Vermont Yankee, and Pilgrim.
Therefore be it resolved: Shareholders request that the Board of Directors publish semiannual reports to investors reviewing the major nuclear safety concerns arising during the preceding period, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, updating investors regarding any near miss, NRC special investigation or NRC downgrading of a facility.
Supporting Statement
Such report should include (1) safety issues identified by or to the NRC; 2) management's analysis of facility level and companywide causes and responses; 3) evaluation of any material risks, short or long term, posed to the company's finances or its operations, or its legal license to operate.



Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel. (504) 576-4548

Edna M. Chism
Assistant General Counsel

December 23, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by New York State Common Retirement Fund

Ladies and Gentlemen:

This letter and the materials enclosed herewith are submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting" and such materials, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") submitted by the New York State Office of the State Comptroller on behalf of the New York State Common Retirement Fund (the "Proponent") on November 22, 2013. The Company intends to omit the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its 2014 Proxy Materials for the reasons detailed below.

Entergy intends to file its definitive proxy materials for the 2014 Annual Meeting on or about March 18, 2014. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

Following several "Whereas" clauses, the Proposal sets forth the following resolution to be voted on by shareholders at the 2014 Annual Meeting:

> "Therefore be it resolved: Shareholders request that the Board of Directors publish semiannual reports to investors reviewing the major nuclear safety concerns arising during the preceding period, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, updating investors regarding any near miss, NRC special investigation or NRC downgrading of a facility."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Analysis

The Proposal May Be Excluded Pursuant to 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal.

The Company has already taken the actions requested in the Proposal and has therefore already implemented the Proposal's essential objectives. Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has already addressed each element of a proposal, that proposal may be excluded. The Company need not have implemented each element in the precise manner suggested by the proponent. Release No. 34-20091 (August 16, 1983). Rather, the actions taken by the Company must have addressed the proposal's "essential objective." *See Anheuser-Busch Companies, Inc.* (Jan. 17, 2007). Elsewhere, the Staff has articulated this standard by stating that "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

In this case, it is clear that Entergy has already "substantially implemented" the Proposal and therefore may exclude the Proposal pursuant to Rule 14a-8(i)(10). The Proposal can be characterized as asking for two things (or, in other words, as having two "essential objectives"): (1) that the board of directors of Entergy (the "Board") review nuclear safety concerns and (2) that the Board publish a report regarding the review of these nuclear safety concerns, "updating investors regarding any near miss, NRC special investigation or NRC downgrading of a facility." As described in further detail below, the actions that the Company has already taken with respect to these matters "compare favorably" with the Proposal, and exclusion pursuant to Rule 14a-8(i)(10) is therefore warranted.

1. Board Review of Nuclear Safety Concerns

The Proposal calls for the Board to issue a report reviewing major nuclear safety concerns. Since 1986, Entergy has maintained the Nuclear Committee, a Board committee that provides oversight of the Company's nuclear operations. As described in the Proxy Statement for the Company's 2013 Annual Meeting of Shareholders, the Nuclear Committee is responsible for, among other things:

> "• providing non-management oversight and review of all the Company's nuclear generating plants;
>
> • focusing on safety, operating performance, operating costs, staffing and training; and
>
> • consulting with management concerning internal and external nuclear-related issues."

The Nuclear Committee met five times during 2012 and seven times in 2013. As stated in its charter, the Nuclear Committee provides "non-management oversight and review of Entergy's nuclear business activities, including, but not limited to *nuclear safety*, *regulatory issues*, public relations concerns, *operating performance* and trends, *material conditions of nuclear plants*, . . . and training" (emphasis added). The Committee also reviews "significant inspection and evaluation reports performed in connection with nuclear facilities being operated or decommissioned by Entergy," and it reviews industry-wide issues relating to regulation, nuclear waste disposal, radiation health concerns, and advances in nuclear power and research.

The Nuclear Committee conducts its meetings at the various nuclear stations owned and operated by Entergy subsidiaries. During these meetings, the directors tour the nuclear plants, meet with plant personnel, and discuss with management, among other things, the plant's operational history, safety performance, nuclear regulatory compliance, and operational challenges. At each nuclear station, the directors receive a detailed briefing on the plant's power history, performance indicators and reactor oversight process. The performance indicators and reactor oversight process include criteria created by the Institute of Nuclear Power Operations and the United States Nuclear Regulatory Commission (the "NRC") that seek to impose standard, objective criteria for measuring the operational and safety performance of the United States' nuclear fleet. The focus of these criteria is the safe operation of nuclear power plants, and the Nuclear Committee's review assists them in their oversight of the Entergy nuclear fleet as it relates to safe and reliable operations.

In addition to the detailed briefings from management personnel at the specific site being visited by the Nuclear Committee, the directors are involved at a company-wide level in reviewing and overseeing (i) safety issues identified by or to the NRC, (ii) NRC investigations or regulatory actions, financial and operational risks relating to the Company's nuclear fleet, and (iii) licensing issues encountered by particular facilities. For example, during Nuclear Committee meetings, Company executives periodically provide the directors with detailed reporting on the financial performance of the Company's nuclear fleet and management's efforts to impose a high level of corporate oversight upon the individual plants within the Entergy nuclear fleet. These efforts are longstanding and ongoing, and the knowledge gathered by the Nuclear Committee's continual review of the Company's nuclear operations is routinely reported to the Board and forms the basis for many of the Company's nuclear safety-related disclosures to the public.

2. Disclosures Regarding Nuclear Safety Concerns

The Proposal asks for a "report" to be issued regarding major nuclear safety concerns, including any "near miss" (which the Proposal suggests is an event that would prompt a "special intervention" by the NRC), NRC special investigation, or NRC downgrading of a facility. The Proposal's supporting statement also requests that the report include management analysis regarding specific facilities and risks posed to Company's finances, operations or licenses to operate. This information is broadly available to investors and the public at large through several sources: (i) the Company website, on which individuals can read about the Entergy's nuclear safety policies and the Board's review of those policies, (ii) the annual Sustainability Report, which provides specific information about the Company's nuclear facilities and the status of its nuclear safety mechanisms, and (iii) external public sources, including and especially the website of the NRC and the information and materials it makes available on its website.

Entergy Nuclear maintains its own website through which shareholders and non-shareholders alike may access information about the Company's ongoing review of issues related to nuclear safety. An overview of Entergy Nuclear's site can be found at: http://www.entergy-nuclear.com/about_us. In the "Vision and Mission" section of the site, the Company makes clear that nuclear safety is its "[o]verriding [p]riority." In the "Regulations and Laws" section of the site, the Company further reports that its plants have "low environmental impacts and risks," in part because the Company has implemented "multiple redundant safety systems" to ensure the safety of each facility. The site goes on to highlight the relationship between the Company's operation of its nuclear fleet and the system of reporting, inspections and oversight required by the NRC: "NRC inspectors work full-time at Entergy Nuclear plants, reviewing day-to-day activities and programs. Additional inspectors conduct several special inspections of specific areas and programs each year. Changes in plant design and operation are reviewed to assure they meet safety standards and comply with NRC regulations." The site also contains several pages of information specific to each site in the Company's nuclear fleet. As for the Proposal's request that the report include evaluations related to operations and licensing programs, the website does just that, including the following statement: "We've worked on 11 license renewal applications submitted to the Nuclear Regulatory Commission on behalf of seven operating companies. We know how to minimize your costs and how to minimize the impact on your plant resources. For example, the Arkansas Nuclear One Unit 1 license renewal application took the NRC only 17 months to review and approve – the shortest time of any review to date."

For even more specific information, investors can read the Company's annual Sustainability Report, which also addresses the Company's ongoing review of its nuclear facilities, "safety issues identified by or to the NRC," and disclosures related to financial and operational risks vis-à-vis Entergy's nuclear fleet. Beginning in 2014, the Sustainability Report will be integrated with the Company's Annual Report to Shareholders. The 2012 Sustainability Report (the "Report") is available on the Company's website at: http://www.entergy.com/content/sustainability/2012_sustainability_report.pdf and is attached hereto as Exhibit B. The Report is filled with information and evaluations made by management in respect of the very items of interest noted by the Proposal. Several highlights from the Report that are pertinent to the Proposal include the following:

- *Safety Issues Identified by or to the NRC –*
    - On page 29 of the Report, the Company discusses its coordination with the NRC following Japan's March 2011 earthquake and tsunami and the resulting damage to the Fukushima Daiichi Nuclear Power Plant. The "NRC identified multiple potential U.S. plant enhancements, which were prioritized into Tiers 1, 2 and 3. Each U.S. nuclear plant is required to implement Tier 1 initiatives over the next three to four years in concert with scheduled refueling outages. We continue to develop conceptual design plans, proposals and related materials to submit to the NRC to meet

Tier 1 requirements. Additionally, initial flooding and seismic walkdowns were completed at all sites in 2012. Follow-up assessments continue based on initial findings."

- On page 36 of the Report, the Company notes, "Our nuclear teams conduct ongoing programs evaluated by the NRC to ensure nuclear emergency readiness. These include ongoing risk analyses and design enhancements to address natural and man-made risks, and extensive operator training and drills to prepare for extreme conditions. Emergency response plans are regularly tested in cooperation with local, state and federal agencies. All Entergy nuclear plants have severe accident management guidelines that prescribe actions beyond normal emergency operating procedures."

- *Management Analysis of Facility Level and Companywide Causes/Responses* –
  - On page 29 of the Report, the Company discusses causes of safety concerns and Company responses at certain plant sites: "In Superstorm Sandy, EWC's Indian Point 2, FitzPatrick and Pilgrim plants remained at full power while Vermont Yankee reduced power to 88 percent to help maintain grid stability. Indian Point 3 shut down automatically due to electrical grid disturbance and was back online four days later. During Hurricane Isaac, operators shut down Waterford 3 as a precautionary measure prior to Isaac's landfall then safely restarted the plant immediately thereafter."
  - On page 36, the Report goes on to discuss Palisades Nuclear Plant, which the Proposal specifically calls out as a site for concern. Indeed, Entergy created a special plan to respond to the concerns at the Palisades facility, the "Palisades Performance Recovery Plan." The Company conducted an evaluation that identified a need for improvements in recognizing, addressing and mitigating risk; adherence to standards, procedures and processes; and improved equipment reliability. The Report discloses the nature of the plan, the Company's ongoing implementation of the plan, and the NRC's response to its initial successes: "During 2012, the station improved performance in many key areas through Phase I of the Recovery Plan, focusing on leadership behaviors, nuclear safety culture and adherence to Entergy processes, procedures, standards and expectations. By year's end, over 900 actions captured in the Phase I Recovery Plan were implemented. In follow-up inspections, the Nuclear Regulatory Commission concluded that the station had a healthy safety-conscious work environment and noted improvements in safety culture as a whole. As a result of their inspections and plant performance, the NRC returned Palisades to column one of its reactor oversight program – its highest safety category – effective October 1, 2012. In 2013, Phase II of the Palisades Recovery Plan is focused on five major areas: leadership effectiveness, operational excellence, becoming a learning organization, equipment reliability and radiological performance. A Phase III plan will be built around achieving sustainable performance at high levels in 2014."
- *Evaluations of Issues Concerning the Company's Licenses to Operate* –
  - As an update to investors and the public, the Report notes that the Company obtained a "20-year license renewal from the Nuclear Regulatory Commission for [the] Pilgrim Nuclear Power Station." With respect to the licensing issues at the Company's Vermont Yankee Power Stations, the Company "[s]uccessfully implemented [its] strategy to keep

the Vermont Yankee Nuclear Power Station operating beyond March 2012 by working to resolve state legal requirements for continued operation."

- Furthermore, the Report emphasizes on page 12 that the Company "will continue to advance the multi-year license renewal process for Indian Point Energy Center Units 2 and 3...."

In addition to all of the information provided directly by the Company to investors, the Company also participates voluntarily in programs established by the NRC and is subject as a matter of law to extensive oversight and reporting obligations imposed by the NRC. The Company regularly evaluates and provides data regarding safety system performance to the NRC, performs self-inspections, and identifies to the NRC any self-identified findings. Company submissions to the NRC, results of NRC inspections, NRC reports, and an enormous amount of other Company-specific and plant-specific information are publicly available in the NRC's Agency-Wide Documents Access and Management System (ADAMS). As an administrative matter, the Company does not endeavor to recite all of the publicly available information regarding its fleet that is produced by independent organizations and government agencies, in particular the NRC. Entergy does, however, direct visitors of the website to numerous external sources for additional information, including links to: (1) the NRC website; (2) the Nuclear Energy Institute; (3) the U.S. Department of Energy; (4) the American Nuclear Society; and (5) the World Nuclear Association.

Any "safety issues identified by or to the NRC," including information about any so-called "near misses" prompting intervention by the NRC, any NRC special investigation or any NRC downgrading of a facility, would necessarily be included in the disclosures available to the public through ADAMS on the NRC website at http://www.nrc.gov/reading-rm/adams.html. The public can even search for the latest information and publications specific to each nuclear plant in the country, including River Bend Station and Palisades Nuclear Plant, which are the two Entergy sites called out specifically in the Proposal (available at http://www.nrc.gov/reactors/operating/list-power-reactor-units.html). The NRC website also includes a page describing its Regulatory Oversight Process (available at http://www.nrc.gov/NRR/OVERSIGHT/ASSESS/) that explains how the NRC uses its Inspection Findings and Performance Indicators to arrive at a Plant Assessment for each plant in the United States. This page includes links to individual plants that show individual Performance Indicators and Inspection Finding results as well as links to the actual NRC inspection reports that identify violations of NRC requirements when they are found to exist, including the Palisades and River Bend events cited in the Proposal. Any additional information provided by the Company in response to the Proposal would be duplicative of the extremely comprehensive information provided by the NRC, all of which is readily available to investors.

We think it clear that the Company has already addressed the "essential objectives" of the Proposal and that the Proposal may, pursuant to Rule 14a-8(i)(10), be excluded from the Proxy Materials. Two letters are particularly instructive in this regard: *Exxon Mobil* (March 17, 2011) and *Merck & Co., Inc.* (March 14, 2012). In *Exxon Mobil*, the Staff determined that the company's pre-existing policies and procedures achieved the essential objectives of the proposal at issue and thus compared favorably with what the proponents sought from the company. There, the proposal asked that the company, among other things, describe the board's oversight of safety management, and report on the steps the company had taken to address those ongoing concerns. After being presented with publications made available on the company's website that reported on the company's safety processes, the Staff concurred that the proposal could be excluded, stating, "Based on the information you have presented, it appears that Exxon Mobil's public disclosures compare favorably with the guidelines of the proposal and that Exxon Mobil has, therefore, substantially implemented the proposal." In *Merck & Co.*, the Staff permitted exclusion of a proposal that requested an annual report to shareholders disclosing information concerning the safe and humane treatment of animals. Merck noted in its request for relief that (i) the company had information on its website directly addressing the concerns of the proposal, and (ii) the company and each of its contract research laboratories are required by the Animal Welfare Act of 1996 to file, on an annual basis, information with the United States Department of Agriculture that is publicly available and includes detailed information regarding their animal usage. In permitting exclusion, the Staff noted that the company's "public disclosures compare[d] favorably with the guidelines of the proposal and that Merck ha[d], therefore, substantially implemented the proposal."

The letters cited above are only recent examples of permitted exclusions under Rule 14a-8(i)(10). The Staff has allowed numerous other shareholder proposals not unlike the Proposal to be excluded because the company already had taken the actions necessary and made the disclosures requested to meet the proposals essential objections. *See Exxon Mobil* (Jan. 24, 2001) (proposal to review pipeline project, develop criteria for involvement in the project, and report to shareholders was substantially implemented by prior analysis of the project and publication of such information on company's website); *Kmart Corp.* (Feb. 23, 2000) (proposal for board to report on vendor compliance standards relating to any use of vendors with illicit labor practices was substantially implemented by prior adoption of vendor code of conduct, a third-party monitoring program, disclosure of such information in company's annual report, and routine willingness to discuss the matter with shareholders).

Entergy is in a directly analogous position to Exxon Mobil and Merck & Co.; as requested in the Proposal, Entergy's Board through its Nuclear Committee already conducts regular and ongoing reviews of the range of nuclear safety issues identified in the Proposal, and the Company has already provided the public disclosures requested by both the Proposal's resolution and its supporting materials. It is not clear, therefore, what else the Company would need to do to implement the Proposal's essential objectives. As laid out above, the Company in fact has already taken the actions necessary to implement the Proposal. That is, its Board has and continues to monitor and review the full range of nuclear safety concerns identified by the Proposal, and the Company has already and will continue to make the disclosures requested to meet the proposals essential objections. Like these other instances in which exclusions were permitted under Rule 14a-8(i)(10), the very concerns raised by the Proposal and in its supporting materials have been reviewed and reported on by the Company's through its website, the annual Sustainability Reports, and the volumes of information publicly available through the NRC based on the Company's cooperation with, reporting to, and inspections by the NRC. Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes the Proposal may be excluded from its 2014 Proxy Materials.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 504-576-4548.

Very truly yours,

Edna M. Chism

Attachments

cc: Patrick Doherty, New York State Office of the State Comptroller
Marcus V. Brown
Daniel T. Falstad

Exhibit A
Proponent's Submission

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 22, 2013

Mr. Marcus V. Brown
Executive Vice President and General Counsel
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

Dear Mr. Brown:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Entergy Corporation of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Entergy Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 and/or pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:pm
Enclosures

WHEREAS, Entergy is the second largest nuclear power generator in the United States, owning and/or operating eleven nuclear units in the United States;

WHEREAS, a March, 2013 report by the Union of Concerned Scientists analyzed a series of 2012 U.S. reactor "near miss" incidents defined as "an event that increases the chance of core meltdown by at least a factor of 10", prompting special intervention by the Nuclear Regulatory Commission ("NRC"). Entergy accounted for two of the 14 incidents cited in the report (Palisades Nuclear Plant in Michigan and River Bend Station in Louisiana). The Entergy incidents involved leaks, maintenance issues, and failures of technical and managerial safety measures. Entergy's nuclear near misses are inconsistent with the notion of "day to day operational excellence –Safety" asserted by Entergy in recent communications to investors. (http://www.ucsusa.org/assets/documents/nuclear_power/NRC-nuclear-safety-2012-report.pdf);

Safety concerns have been affecting licensing and financial returns. The Company's 2011 Sustainability Report states "Delays in securing license renewals at several nuclear plants as well as low natural gas prices impacting wholesale power revenues have limited our returns in recent years...financial performance at Entergy Wholesale Commodities will continue to see negative pressure from...extended license renewal and permit efforts..." (http://www.entergy.com/content/sustainability/2011_sustainability_report.pdf, pg. 11);

UBS Securities' January 2, 2013 report states, "Entergy guidance clearly illustrates no cash generation from nukes," and estimates that EWC "is unlikely to generate any meaningful cash" in 2014. It projects cash deficits in 2015 and 2016. The report correctly predicted closure and decommission of Vermont Yankee (announced on August 23, 2013); the report echoes this retirement risk for the Fitzpatrick unit;

Entergy faced protracted licensing challenges in Vermont prior to its decision to close Vermont Yankee. New York regulators are opposed to keeping the Indian Point reactors operational (http://www.governor.ny.gov/press/03222011indianpointupdate) after licenses expire in 2015. NY power agencies are already pursuing plans to modernize the grid to operate without the Indian Point plant;

On March 18, 2013 environmental groups co-signed a petition to the US Nuclear Regulatory Commission (NRC) petition seeking an NRC review of Entergy's financial qualifications requirement contending the Company may no longer possess financial qualifications needed for licensing, and asserting heightened safety concerns regarding FitzPatrick, Vermont Yankee, and Pilgrim.

Therefore be it resolved: Shareholders request that the Board of Directors publish semiannual reports to investors reviewing the major nuclear safety concerns arising during the preceding period, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, updating investors regarding any near miss, NRC special investigation or NRC downgrading of a facility.

Supporting Statement

Such report should include (1) safety issues identified by or to the NRC; 2) management's analysis of facility level and companywide causes and responses; 3) evaluation of any material risks, short or long term, posed to the company's finances or its operations, or its legal license to operate.

J.P.Morgan

Daniel F. Murphy

Vice President
Client Service
CIB Client Service Americas

November 25, 2013

Mr. Marcus V. Brown
Executive Vice President and General Counsel,
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

Dear Mr.Brown:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Entergy Corp. continuously for at least one year as of November 22, 2013.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 780,828 shares of common stock as of November 22, 2013 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F Murphy

cc: Patrick Doherty - NSYCRF
Gianna McCarthy – NYSCRF
Eric Shostal - NYSCRF
George Wong - NYSCRF

4 Chase Metrotech Center 11th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 212 623 0604 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.

Exhibit B

2012 Sustainability Report


Entergy.

lighting the way

CREATING SUSTAINABLE VALUE FOR THE NEXT 100 YEARS

2012 Entergy Sustainability Report

lighting the way

Contents



About this Report

Our 12th sustainability report builds on the efforts we took in our 2011 report to expand our approach to sustainability reporting, using the Global Reporting Initiative for our reporting structure. This report meets GRI 3.1 Level B (self-declared). This report includes 2012 data from Entergy's two primary business segments: Utility and Entergy Wholesale Commodities, both of which operate wholly within the United States. Our sustainability reporting covers material issues that are relevant to achieving business goals, stakeholder interests, value drivers including reputation, organizational objectives and our competitive environment. A detailed GRI index is available online.

Assurance of the financial data in this report comes from our internal controls over financial reporting, which Entergy management assesses annually using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Deloitte & Touche LLP has issued an attestation report on the effectiveness of Entergy's internal control over financial reporting as of Dec. 31, 2012.

In 2012, our greenhouse gas inventory was verified by an independent, third party in accordance with international standards (ISO 14064.1). The inventory and verification statement are available at **americancarbonregistry.org** and **entergy.com/environment**. We invite you to engage with us by visiting **entergy.com/sustainability**. We welcome your feedback and suggestions to help us continue to improve our sustainability reporting.

A form for submitting your comments and questions is at **entergy.com/contact_us**.

About Entergy

Entergy Corporation, which celebrates its 100th birthday in 2013, is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, including more than 10,000 megawatts of nuclear power, making it one of the nation's leading nuclear generators. Entergy delivers electricity to 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $10 billion and approximately 15,000 employees.



Entergy Corporation Operating Areas

- **Utility Service Area:** Entergy provides electrical service to 2.8 million customers in four states.
- **Entergy Wholesale Commodities (EWC) Nuclear Facilities:** Outside of the utility service area, Entergy owns and operates additional nuclear power plants that generate electricity for the wholesale market.
- **EWC Fossil Facilities:** Our wholesale power generation facilities include four fossil-fuel plants in the Southeast.
- **EWC Wind Facilities:** Entergy also shares ownership in two wholesale wind-powered generating facilities.

We Power Life

Owners | Customers | Employees | Communities

Our Mission and Stakeholders

Entergy exists to operate a world-class energy business that creates sustainable value for our owners, customers, employees and communities.

- For our **owners**, we create value by aspiring to provide top-quartile returns through the relentless pursuit of opportunities to optimize our business.
- For our **customers**, we create value by constantly striving for reasonable costs and providing safe, reliable products and services.
- For our **employees**, we provide a safe, rewarding, engaging, diverse and inclusive work environment, fair compensation and benefits, and opportunities to advance their careers.
- For our **communities**, we create value through economic development, philanthropy, volunteerism and advocacy, and by operating our business safely and in a socially and environmentally responsible way.

2012 HIGHLIGHTS

We made significant achievements in 2012 that in some cases delivered near-term value for Entergy stakeholders and in others, better positioned Entergy to create sustainable value in the future. Highlights of our 2012 accomplishments include:

- Successfully restored power to 92 percent of customers within five days after Hurricane Isaac, the fourth-largest storm in the company's history.
- Successfully prepared for, responded to and supported restoration for Superstorm Sandy.
- Restored power to 94 percent of customers within five days after the December 2012 winter storm in Arkansas.
- Closed acquisitions of the Hinds and Hot Spring generating facilities.
- Successfully obtained orders from utility retail regulators granting their requests, subject to terms and conditions, to join Midcontinent Independent System Operator, Inc. (MISO). An order from the Missouri Public Service Commission, which does not regulate retail service for any Entergy Operating Company, remains outstanding.
- Filed applications with state and federal regulatory authorities to support the proposed spin-off and merger of our electrical transmission business with ITC Holdings Corp.
- Successfully completed the Grand Gulf Nuclear Station uprate project and the steam generator replacement project at Waterford 3 Steam Electric Station.
- Obtained 20-year license renewal from the Nuclear Regulatory Commission for Pilgrim Nuclear Power Station.
- Successfully implemented our strategy to keep the Vermont Yankee Nuclear Power Station operating beyond March 2012 by working to resolve state legal requirements for continued operation.
- Received multiple awards and recognition for community relations, corporate citizenship, climate protection and customer service.

TRANSITION

In 2012, Chairman and CEO J. Wayne Leonard announced his retirement effective Jan. 31, 2013, after serving 14 years in his position. Our leadership succession process and plan were implemented, following years of development by our board of directors. In 2012, we named a new executive leadership team including new Chairman and CEO Leo Denault, new Chief Financial Officer Drew Marsh, Entergy Wholesale Commodities President Bill Mohl, and Executive Vice President of Nuclear Operations Jeff Forbes.



Awards

The company garnered recognition across the business functions:

- Named one of the Top Utilities in Economic Development in North America by *Site Selection* magazine
- Named a 2012 Tree Line USA utility by the Arbor Day Foundation
- Received the "Emergency Recovery Award" and "Emergency Assistance Award" from the Edison Electric Institute
- Named by the Dow Jones Sustainability Index to their World Index and North America Index
- Named to the Carbon Disclosure Leadership Index
- Named a Top 100 Corporate Citizen by *CR Magazine*

More information and awards can be found at **entergy.com/about_entergy.**



CELEBRATING 100 YEARS OF SERVICE

In 2013 we celebrate Entergy's 100th birthday and commemorate the founding of the Arkansas Power Company in 1913 by Harvey Couch. Entergy's story began on Nov. 13, 1913, with a pile of sawdust and a handshake between Couch and H.H. Foster, president of the Arkansas Land and Lumber Company. Couch used Foster's sawdust as fuel to generate electricity. While our yearlong celebration marks past successes, we are also laying the groundwork throughout 2013 with Entergy's owners, customers, employees and communities for our next century of service.


Celebrate Entergy's 100th Birthday
Entergy100 Outlet
Entergy100 History
Entergy100 Spot Poll Q&A


WE
SUCCEED
BY CREATING
SUSTAINABLE
VALUE
FOR OUR
OWNERS, CUSTOMERS,
EMPLOYEES & COMMUNITIES

On the Entergy100 website, employees can share their Entergy memories, answer a weekly Entergy100 spot poll for a chance to win prizes and donate to The Power to Care customer assistance fund to receive an Entergy100 gift item of their choosing.

Our Business Strategy and Commitment to Sustainability

To create sustainable value for our owners, customers, employees and the communities we serve, we use a deliberate process to develop views on the key economic, environmental and social issues that present material opportunities and risks to Entergy or its stakeholders. These views are informed by sophisticated analyses and dynamically adjusted as internal and external conditions change. Our business strategy is based on these views and has two main dimensions: operational excellence and portfolio management.

Our approach to sustainability includes economic, environmental and social processes and practices that benefit our business and our stakeholders. We incorporate a review of sustainability factors in our investment and decision-making processes, a practice we have followed since 2002.

Our Values

- Create and sustain a safe work environment.
- Possess a winning spirit.
- Focus on our customers.
- Grow the business profitably.
- Be active team players.
- Treat people with respect.
- Aggressively look for better ways.
- Take actions to achieve results.
- Above all, act with integrity.



Entergy's Business Model

Our business model is based on dynamic views that change as market conditions evolve. This enables Entergy to be proactive in shaping plans to achieve its strategy, which focuses on creating value through operational excellence and portfolio management.

Develop well-informed views on material issues:

- Supply/demand
- Commodity prices
- Environmental and other regulation and legislation
- Capital and credit markets

BUSINESS MODEL

- Operational Excellence
- Portfolio Management

OUR VALUE PROPOSITION:

Creating sustainable value for our stakeholders

Material Issues

Entergy's approach to materiality is a key driver in our overall business model and our sustainability reporting. Stakeholder feedback and key performance indicators described throughout this report inform our analysis of economic, environmental and social impacts to our business and from our own activities. As we examine trends affecting our business and our industry, we will focus on these strategic imperatives to create sustainable value for stakeholders, described in detail in our 2012 annual report (AR) and our 2012 sustainability report (SR) as noted with page numbers below:

Execute MISO/ITC	Transforming Entergy's electric transmission business entails integrating fully with the Midcontinent Independent System Operator and separating and merging our transmission business into a subsidiary of ITC Holdings Corp. These related initiatives represent significant steps forward in accessing a huge regional energy market and in addressing challenging power industry issues related to strengthening, improving and modernizing the transmission grid. Progress toward achieving this transformation of our transmission business is included in Management's Financial Discussion and Analysis (AR p29) and in this report (SR p14, 30).
Optimize the organization through human capital management	We believe our human capital is a vital asset and a key source of advantage that must be aligned and managed with our overall strategy and direction. We are re-evaluating our organization structure and processes to enhance the efficiency of our businesses. In addition, a review of compensation and benefit practices will aid us in maintaining a competitive total compensation package to attract and retain an engaged, productive workforce (AR p10, SR p84).
Maintain financial flexibility	Liquidity and Entergy's planned use of capital are described in detail in Management's Financial Discussion and Analysis (AR p33) and in this report (SR p16).
Grow utility earnings	During a time of increased industry-wide investment, Entergy utilities generally have the benefit of constructive regulatory relationships, manageable environmental exposure and service territories with solid economic growth (AR p15, SR p30, 49, 71).
Continue to develop and implement productive regulatory constructs	The rates that the utility operating companies and System Energy charge for their services significantly influence Entergy's financial position, results of operations and liquidity. Our goal related to the development of regulatory constructs that match our cost structure, investment profile and customer needs is outlined in the Utility section (AR p14, SR p30).
Improve Entergy Wholesale Commodities results	EWC owns and operates nuclear and non-nuclear power plants that are vital to our ability to provide safe, reliable products and services at reasonable costs. Low power prices have negatively impacted this business. We believe EWC offers potential to deliver stakeholder value given the positive effects of economic growth on load and power prices and the possibility of new or expanded environmental regulation. Management discussion of EWC issues related to operating safely, continued operation and preserving EWC portfolio value are found in the EWC section (AR p17, SR p29).
Align corporate culture	Throughout 2012, we announced and began implementing key elements of our executive succession plan that had been developed over many years by our board of directors. With those transitions in place, we have begun the process of aligning around a leadership-driven model that ensures management practices and culture are in sync with our leaders' aspirations for Entergy (AR p9, SR p4).

A more detailed discussion of these topics can be found in our 2012 Annual Report to Shareholders.
entergy.com/investor_relations

CREATING SHARED VALUE AT SUPER BOWL XLVII

As the only Fortune 500 company based in New Orleans, Entergy enthusiastically embraced its role as a community sponsor, volunteer and cheerleader for Super Bowl XLVII. The high-profile event offered an opportunity to showcase innovative strategies to deliver shared value to our stakeholders, as the following examples demonstrate.

We partnered with the Center for Climate and Energy Solutions and the Super Bowl Host Committee to implement a variety of environmental initiatives to neutralize the impact of energy usage related to the game. NFL fans from across the country were invited to use the Geaux Green website to take action to reduce their energy usage. One lucky fan won a pair of tickets to the Super Bowl courtesy of the Host Committee. Fans could also calculate carbon emissions associated with their trip to the game and purchase credits from one of three carbon-offset projects. Entergy matched fan purchases dollar for dollar. In all, company offset purchases related to the Super Bowl resulted in more than 46 million pounds of avoided greenhouse gas emissions.



URBAN FORESTRY
SUPER BOWL
XLVII
TRAVEL
SUPER BOWL VENUES
FAN PLEDGES
REPURPOSING SIGNAGE
FOOD RECOVERY
46
million pounds
of avoided
greenhouse
gas emissions

Geaux Green initiatives raised public awareness of environmental issues and educated fans on market-based approaches to mitigate environmental impact. A more environmentally informed population is better positioned to advocate for responsible actions to preserve and protect the environment, which benefits all stakeholders.



One lucky Geaux Green player won a trip for two to the big game.

Geaux Green at the Super Bowl

Results:

More than **15,000** fans visited the site; every NFL franchise participated

2,220 fans played the game

Pledged actions totaled **23 million** pounds of avoided CO_2

Entergy corporation provided a **1 for 1** match on all pledges for a total of **46 million pounds of avoided CO_2**

Equivalent to the amount of CO_2 avoided by:

Removing **4,347** cars from the road

Taking **3,124** homes off grid

Planting and growing **535,000** seedlings for **10 years**

CO_2 sequestration resulting from **17,103** acres of mature forest

Recycling **7,815 tons** of waste

We partnered with the Super Bowl Host Committee, the Downtown Development District and local nonprofit, Bike Easy, to provide convenient, free bike valet parking services at Super Bowl venues in the week leading up to the game. We also helped sponsor a free bike-sharing pilot program to reduce traffic congestion and greenhouse gas emissions. Guests were able to check out bikes from convenient downtown locations and ride them to a variety of Super Bowl venues.

Entergy New Orleans provided power for the event, although not at the reliability level we target. The partial power outage in the second-half of the game was investigated by an independent third party and the cause was found to be an electric relay device, which operated in an unintended and unpredictable manner. Following the game, the device was taken out of service. Entergy New Orleans researched and confirmed that no other such devices are installed elsewhere on the system.

Pursuing transparent, independent analyses of issues that impact our stakeholders is the best way to identify root causes, learn from those issues and improve performance. By utilizing this approach consistently across our operations, as demonstrated at the Super Bowl, we gain trust and confidence among our stakeholders and better position Entergy to deliver sustainable value in the future.


Geaux Green. It's the way
we roll!
TREK

Bike Easy at the Super Bowl



Making biking easy and convenient in New Orleans enhances quality of life in our community, supports our employee wellness goals and reduces greenhouse gas emissions.



Letter to Our Stakeholders

"At Entergy, we continue the commitment to our mission of creating sustainable value for our owners, customers, employees and communities. Sustainability is a key concept in our mission. Even as we work to address the challenges of today, we constantly focus on shaping a company that creates long-term economic, environmental and social value for our stakeholders."



Leo P. Denault
Chairman and Chief Executive Officer

To Our Stakeholders

We power life. This simple statement embodies our vision for Entergy, a vision that represents both tremendous responsibility and exciting opportunity. We power the lives of our customers every time they flip a switch. We power the lives of our owners when we perform well financially. We power the lives of our communities through corporate citizenship. We power the lives of our employees by providing engaging and meaningful work. These are our four key stakeholders – our owners, customers, employees and communities – and they are inextricably linked. We all succeed together. Everything we do is done in that context.

At Entergy, we continue the commitment to our mission of creating sustainable value for our owners, customers, employees and communities. Sustainability is a key concept in our mission. Even as we work to address the challenges of today, we constantly focus on shaping a company that creates long-term economic, environmental and social value for our stakeholders. We never want to make a decision that sacrifices ongoing sustainability for near-term benefits.

OUR 2012 PERFORMANCE

Our overarching financial objective is to achieve top-quartile total return for our shareholders. In 2012, we fell short of this objective despite returning nearly $590 million in dividends to shareholders. Our performance was influenced by many factors, including some outside of our control such as power prices in competitive wholesale markets. While improvement in power prices will help, we realize we must deal with the reality of today's markets. We believe execution of our strategic imperatives will drive improved results. At the same time, we must find ways to improve our efficiency and productivity, as we continue to enhance customer service, reliability and workforce safety.

For creditors, in 2012, we maintained liquidity of approximately $4 billion and other solid credit metrics that support access on reasonable terms to capital for future investment to better serve our customers and communities. We recognize that investment-grade credit ratings are important in our current structure and continue to seek options to enhance financial flexibility.

We achieved many operational highlights in 2012, but also fell short in critical areas. In our utility business, we made significant investments to better serve customers – closing on the acquisitions of two natural gas-fired plants and completing major construction projects at two nuclear plants. Through the contributions of our employees, contractors and mutual assistance workers from other


THEN
OWNERS
ENTERGY
100
YEARS
1913-2013
NOW

Entergy's story began Nov. 13, 1913, when 36-year-old Arkansas industrialist Harvey C. Couch approached H.H. Foster, president of the Arkansas Land and Lumber Company, with a proposal to buy sawdust as fuel to generate electricity.

Audience members including past and present board members look on as Entergy Chairman and CEO Leo Denault speaks at an annual meeting of shareholders.

companies, we achieved another record-setting storm restoration performance, safely restoring service to 92 percent of customers within five days following Hurricane Isaac. We also provided more than 850 personnel to assist in the Superstorm Sandy recovery effort. However in 2012, employee lost-time injuries increased over 2011 and we suffered an employee fatality, our third fatality in a two-year period. In first quarter 2013, two contractors working for Entergy suffered fatalities. We are working to build greater safety awareness and a stronger safety culture. Achieving an accident-free work environment for our employees and contractors remains a top priority.

Over the years, Entergy's utility retail regulators have shown foresight in approving constructive policies that reflect benefits for customers and reduce regulatory lag for our owners. Illustrating this point is approximately $2 billion of investments in 2012 reflected in rates around their in-service dates. We have a full regulatory calendar again in 2013 that includes four rate cases along with outstanding formula rate plan filings. We are also pursuing recovery of extraordinary 2012 storm costs, because while our environmental and community efforts seek to stem threats to our system and make our assets more resilient, cost recovery is a vital economic component of our comprehensive, sustainable approach to the risks posed by Mother Nature. We will continue to work with local and state regulators to ensure we have an opportunity in our utility business to earn a competitive return on equity. Longer term, we are working with regulators to help build regulatory constructs that align lower prices and customer satisfaction with returns on new investment.

Safe, secure and reliable operation of our Entergy Wholesale Commodities plants is also vital to our owners, customers, employees and communities. In 2012, we completed two breaker-to-breaker runs, including one at a plant we manage under contract. Plants that run continuously from one planned refueling outage to the next reflect safe operations and solid employee performance. However at 89 percent, our average 2012 EWC nuclear capacity factor fell short of our expectations. As part of our ongoing operational excellence efforts, we are working to raise the bar in areas where we met our goals and improve our performance in areas where we fell short. In addition, we will continue to advance the multi-year license renewal process for Indian Point Energy Center Units 2 and 3, having secured license renewal for Pilgrim Nuclear Power Station in 2012. We also are working to resolve state legal requirements for continued operation of Vermont Yankee Nuclear Power Station.


THEN
CUSTOMERS
NOW
ENTERGY
100
YEARS
1913-2013
EMPLOYEE
VOLUNTEER
Entergy

Customers in Mississippi gather around a promotional booth to learn about new products and services circa 1940.

Customer Experience team member Jim Hedges gives customers a demonstration of new online energy management tools from the comfort of Entergy's "living room" at the New Orleans Home and Garden Show.

Although we've seen power prices (near term and forward) climb off last year's lows, the revenue picture remains challenging, and some of our Entergy Wholesale Commodities business plants face significant financial challenges. We remain moderately optimistic on additional price recovery driven by both gas price increases and heat rate expansion. Our hedging strategy has been to use products and timing consistent with this point of view in order to minimize certain downsides, keep hedging costs in check and allow for revenue upside to market. We must also identify other opportunities to maintain the viability of the EWC plants, including advocating for fair, competitive and efficient markets in the region.

Given a cautiously optimistic view of prices relative to those levels, we utilized asymmetrical hedging products for future nuclear output that limit our downside exposure while allowing for benefit if Northeast power prices rise. We monitor numerous factors that impact power prices, including ongoing natural gas fundamentals, environmental and other regulations, individual unit shutdowns and market response, and we continually adjust hedging products and tactics accordingly as market conditions change.

THE REALITIES WE FACE

We manage our business by adapting to changing conditions in the world around us and taking advantage of opportunities, all while managing the risks presented. Among the realities we currently face are:

- Low natural gas prices, which benefit our utility customers but reduce revenues and compress margins in our EWC business.
- Increasing costs in both our utility and EWC businesses due to growth in existing spending and new spending created by changing regulations.
- Low interest rates, which again benefit our utility customers but limit investment returns and increase pension liabilities.

We look at the future strategically and analytically. We use dynamic, well-informed views of market conditions, environmental risks and social trends to adapt for things that may happen in order to create long-term sustainable value. In our utility business, we see challenges looming on the horizon such as the need for significant investment in infrastructure and the potential for new environmental controls. Energy efficiency initiatives, subsidized renewables


THEN
EMPLOYEES
ENTERGY
100
YEARS
1913-2013
NOW

A Louisiana line crew poses with an equipment vehicle in 1948.

Today, customers can see linemen arriving for repairs or improvements in environmentally friendly hybrid bucket trucks.

and distributed generation are competitive alternatives that, along with evolving customer expectations and changing demographics, present a new reality for our utility business in the future. While these new realities pose challenges, we believe significant opportunities also lie ahead of us.

OUR STRATEGIC IMPERATIVES

Our management team has identified seven strategic imperatives that address the realities we face – the material issues impacting long-term value creation for our key stakeholders. Our strategic imperatives are:

- Execute MISO/ITC.
- Grow utility earnings.
- Continue to develop and implement productive regulatory constructs.
- Improve Entergy Wholesale Commodities results.
- Optimize the organization through Human Capital Management.
- Maintain financial flexibility.
- Align the corporate culture.

Each of these strategic imperatives, which are discussed in more detail in the Material Issues section of this report, can create sustainable value for our owners, customers, employees and communities. For example, customer benefits of approximately $1.4 billion are projected in the first decade from Entergy's utility operating companies joining the Midcontinent Independent System Operator, Inc. MISO is one of the largest regional transmission organizations in the country. Beyond lowering customer bills, joining MISO improves our ability to fund future investment and reduces risk for owners and other stakeholders by transferring functional control to a mature entity. We continue to target December 2013 for moving to MISO.

The next phase in this imperative is the proposed spinoff and subsequent merger of our transmission business with ITC Holdings Corp., which creates value for all our stakeholders. We believe it is the right transaction at the right time with the right partner. Consistent with the intent of the U.S. Congress and the Federal Energy Regulatory Commission, we believe ITC can provide a more reliable, standardized and better-run grid. Operating under the right structure, the system will ultimately lead to lower overall delivered cost of energy in the Middle South, enhanced economic standing and prospects for our communities and better career opportunities for our employees.


THEN
COMMUNITIES
NOW
ENTERGY
100
YEARS
1913-2013

Entergy employees in Mississippi manned a booth selling war bonds in the 1940s.

Today, Entergy's continuing investment in its communities includes more than 35,000 hours of employee volunteer service valued at more than $1.8 million.

ITC's sole focus on building, maintaining, operating and owning transmission leads directly to operational excellence. Each of the three companies that ITC has acquired has undergone targeted, cost-effective investment and maintenance programs that led to significant improvements in transmission and system performance. ITC's transmission reliability statistics on its mature systems are top-decile. Better reliability means reduced congestion, which lowers production costs for customers, translates to fewer outages and leads directly to a more competitive and growing regional economy.

In April, ITC received shareholder approval for the transaction. We continue to progress through the retail regulatory approval process as regulatory staffs and interveners file testimonies stating their positions on the record with one hearing already behind us in Texas. We are committed to discussing their concerns and working to address them in meaningful ways in the context of the many benefits of the ITC transaction. The benefits for our customers, employees and communities are real and will be produced over time based on what the system can become in the future under the right structure.

OPERATIONAL EXCELLENCE AND PORTFOLIO MANAGEMENT

We use our business model with its focus on operational excellence and portfolio management to guide our execution of our strategic imperatives. Driven by our views of the issues that surround us, our business model helps us manage risks, create options for our stakeholders and be good stewards of the capital we are provided and of the environment and the communities where we operate.

Most Entergy employees spend the majority of their time each day focused on operational excellence. It includes delivering safe, secure, reliable and affordable service to our customers, operating our plants in a world-class manner, obtaining license renewals for our nuclear plants and establishing efficient and effective regulatory constructs.

Portfolio management encompasses structural or transactional changes that can create value for our stakeholders beyond the pursuit of operational excellence.

Our current views of material issues play a major role in portfolio management as we strive to create value in a variety of ways including by reducing risk. The MISO and ITC initiatives are the most recent examples of our portfolio management efforts regarding our transmission assets, while fossil and nuclear plant initiatives secure sustainable value from our EWC and utility businesses.

In the past, our business model has proven successful in delivering sustainable value to our stakeholders under challenging market conditions. It provides a roadmap for how we can accomplish our strategic imperatives in the face of today's market realities and those we see in the future.

LIGHTING THE WAY

Again, we believe the future holds some significant challenges as well as exciting opportunities. Our immediate and long-term goal in facing both challenges and opportunities is the same: to create sustainable value for our owners, customers, employees and communities. We are prepared to seize the opportunities, make tough decisions and take the steps necessary to achieve success.

It all comes back to our vision. We Power Life. Line crews working in the field to connect new customers, accountants who ensure invoices are processed correctly, operations managers who track our environmental performance and employees who advocate for bill payment assistance funds for low-income customers – all are vital to our company's sustainability. At Entergy, we are all working together to power the lives of all our stakeholders today, tomorrow and in the future.

We will not relent in our pursuit of opportunities to create sustainable value for all our stakeholders. That's who we are and what we do.

Leo P. Denault
Chairman and Chief Executive Officer

Economic Performance

MAXIMIZING VALUE FOR OUR OWNERS

Achieving Our Mission
We create value for our owners by aspiring to provide top-quartile returns through the relentless pursuit of opportunities to optimize our business.

How It Benefits Our Business
Top-quartile returns help attract the investment capital that Entergy needs to maintain and grow our business. Doing business with transparency, accountability and integrity supports our owners' confidence that their investments are being managed responsibly and effectively.

What's Involved
- Financial Performance Management
- Corporate Governance
- Corporate Risk Management
- Advocacy
- Political Accountability


WE
CREATE
VALUE
FOR OUR
OWNERS
BY ASPIRING TO PROVIDE
TOP-QUARTILE
RETURNS

FINANCIAL PERFORMANCE MANAGEMENT

We use prudent policies, strategies, procedures and investment processes to manage our financial performance facilitated by our finance organization, led by our chief financial officer and overseen by the finance committee of the board of directors. Maintaining financial flexibility through investment-grade credit ratings and providing top-quartile returns allows us to pursue opportunities to optimize our business.

Our total shareholder return has fallen short of our goal including factors such as declining power prices in competitive wholesale markets. Our one- and five-year total shareholder return has significantly trailed our peer group, the Philadelphia Utility Index, as well as the S&P 500 Index. In 2012, total shareholder return was -8.4 percent, compared to -0.6 percent for our peer group and 16.0 percent for the S&P 500 Index. At the same time, we returned nearly $590 million in cash dividend payments to owners of our common stock and maintained solid credit metrics, including liquidity of approximately $4 billion.

How Our Other Stakeholders Benefit

Achieving top-quartile returns for our **owners** benefits all our stakeholders:

- Top-quartile returns enable us to attract capital to invest in our business so we can better provide safe, reliable power at reasonable costs for **customers**.
- Top-quartile performance brings growth, translating into career opportunities for Entergy **employees**.
- As a financially sound company, Entergy is better able to support its **communities** through economic development activities, philanthropy and volunteerism.

The following graph compares the performance of the common stock of Entergy Corporation to the S&P 500 Index and the Philadelphia Utility Index (each of which includes Entergy Corporation) for the last five years ended December 31:

Comparison of Five-Year Cumulative Return[a]


$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Entergy Corporation
S&P 500 Index
Philadelphia Utility Index

	2007	2008	2009	2010	2011	2012
Entergy Corporation	$100.00	$71.69	$73.44	$66.29	$ 71.78	$ 65.78
S&P 500 Index	$100.00	$63.00	$79.68	$91.68	$ 93.61	$108.60
Philadelphia Utility Index	$100.00	$72.76	$80.07	$84.63	$100.92	$100.35

(a) Assumes $100 invested at the closing price on December 31, 2007 in Entergy Corporation common stock, the S&P 500 Index, and the Philadelphia Utility Index, and reinvestment of all dividends.

As-Reported Common Dividend Ratio


100%
80%
60%
40%
20%
0%
2008
2009
2010
2011
2012

	2008	2009	2010	2011	2012
As-Reported	48%	48%	49%	44%	70%

Dividends Over Time
(common dividends paid per share, $)


2012
3.32
2011
3.32
2010
3.24
2009
3.00
2008
3.00
0
1
2
3
4

FINANCIAL PERFORMANCE MANAGEMENT continued from page 16
We monitor numerous factors that impact power prices, including ongoing natural gas fundamentals, environmental and other regulations, individual unit shutdowns and market response. Our outlook on future power prices grew more positive in 2012. We adjusted our view on power prices based on cautious optimism about improvements in prices as the economy recovers, stricter environmental regulations are passed and oversupply in the shale gas market is reduced. However, we realize we must deal with the reality of today's markets. We believe that execution on our strategies will drive improved returns. At the same time, we must find ways to improve our efficiency and productivity as we continue to enhance reliability and workforce safety.

We view hedging as an important risk management tool for the EWC business and continuously adjust hedging products and tactics accordingly as market conditions change. Given our cautiously optimistic outlook, we utilized in 2012 an asymmetrical hedging strategy that limits our downside exposure while preserving upside potential if power prices increase.

CORPORATE GOVERNANCE
Entergy is committed to operating its business with transparency, accountability and integrity. Our management approach to corporate governance includes an effective board structure and clear policies that drive our performance systems, measures and accountabilities. In addition to our corporate governance guidelines, certificate of incorporation, bylaws and board committee charters, we have a Code of Entegrity (Guidelines for Business Ethics and Compliance) for our employees and codes of business conduct for non-employees and suppliers. These codes present the legal and ethical expectations and responsibilities of our directors, employees and partners.

Entergy has a Code of Conduct. Though the company has not adopted the practice of publicly reporting on non-material breaches against its Code, Entergy has not experienced any material breaches in its corruption or bribery policy, so no public reporting has been necessary from a legal or regulatory perspective.

Effective Board Structure
Our board in 2012 consisted of a Chairman and CEO and 10 independent directors, including a lead independent director who is appointed by a majority of the independent board members for a three-year term. The current lead director is Gary W. Edwards. The board provides oversight of Entergy's strategy, policies, performance and key initiatives. The board met 15 times in 2012. Each incumbent board member attended at least 75 percent of the total number of full board and committee meetings on which he or she serves. Board responsibility for sustainable economic, environmental and social practices is maintained by various committees as part of their charters. The board's six standing committees (and their meeting frequency in 2012) are: audit (13), corporate governance (11), personnel (9), finance (6), nuclear (5) and executive (0).



A more detailed discussion of our financial performance is available in our 2012 Annual Report to Shareholders.

entergy.com/investor_relations

Ethics and Compliance

Our ethics and compliance culture is based on an assessment of laws and regulations relevant to our operations, an analysis of risks and the identification of measures to manage risks. Through internal policies and tools, we deliberately manage compliance using preventive and detective measures, remediation, corrective action and continuous improvement. Executive management promotes a culture of integrity and encourages compliance by providing guidance, funds and resources for compliance programs. Our practices include addressing compliance issues as they arise and maintaining the Entergy Ethics line – a third-party, toll-free telephone line that enables anonymous reporting of any ethics violations or concerns.

Highlights of our 2012 ethics and compliance performance include:

- Presentation of ethics and compliance training at all new employee orientation sessions and all new supervisor training sessions. By mid-November, Entergy employees had satisfied more than 99,700 current ethics and compliance training course requirements. Seven existing computer-based training courses were updated.
- Annual review of system policies, which resulted in substantive changes to 24 policies, the addition of a new Change Management policy and retirement of one policy.
- Implementation of an ethics and compliance employee survey to identify ways to improve our program. More than 3,660 employees responded and results were analyzed for both immediate and long-term program enhancements.



Within corporate and business unit groups, we analyze and monitor a full spectrum of economic, environmental and social risks.

CORPORATE RISK MANAGEMENT

Risk leadership starts at the very top of Entergy with oversight by our board of directors. We use an integrated risk-management framework that extends from board oversight to risk identification and assessment at the business-unit level. This framework, which includes standard risk control processes, ensures risks are consistently identified, assessed and effectively managed throughout our business.

The board's audit committee has primary responsibility for risk management. Management provides the committee with regular reports on corporate compliance, significant legal matters, Entergy's insurance programs, environmental risks, market and credit risks. Our chief financial officer has general responsibility for risk identification, assessment, and if needed, quantification through the Enterprise Risk Management process. The director of corporate risk oversees and reports results of the ERM process, which is used to manage financial and business risks. Within corporate and business unit groups, we analyze and monitor a full spectrum of economic, environmental and social risks. Business continuity plans set forth actions to be taken to ensure business continuity and eventual full business restoration following a business disruption. This includes contingency plans for key environmental risks. Plans enabled us to deal effectively with the 2009 H1N1 pandemic flu outbreak as well as the loss of the corporate headquarters building and the relocation of 1,500 employees and their families to other areas outside New Orleans for approximately nine months following hurricanes Katrina and Rita in 2005.

ENTERPRISE RISK MANAGEMENT QUARTERLY AND ANNUAL ACTIVITIES



Annual Requirements – Conduct ERM Facilitated Session
Start
BU Liaison ECART schedules facilitated session with BU management and includes IAS representative if necessary
BU Leader prepares and reviews the business impact threshold to provide the risk tolerance levels and completes prior to the ERM session
Facilitated Session Participants review the existing ECART ERM information and prepare/review risk questionnaire and Business Affiliates/ Vendor List
Facilitated Session Participants conduct ERM facilitate session with the purpose of defining high risk, control activities and action plans
BU Liaison ECART/ Facilitated Session Participants – if it is determined that risk falls within another BU's purview, communicate that information to the appropriate Business Unit
BU Liaison ECART/ Facilitated Session Participants ensure that (1) Facilitated session information is in sync with ECART (2) Any ERM risk with residual impact of "3" or total risk score of "6" or above has issue and action plans in ECART
Quarterly Requirements – Monitor ERM Information
BU Liaison ECART performs review of the risk and controls information in ECART for accuracy and completeness
Beginning to mid month of last month of Qtr.
BU Liaison ECART/ Resp. Party conducts quarterly review and follow-up on ECART ERM issues and action plans
Beginning to mid month of last month of Qtr.
BU Liaison ECART/ Resp. Party closes issues/action plans when appropriate
BU Liaison ECART/ Mgmt. reviews Issues Report and LOR Report for accuracy and completeness
Mid to end of month of last month of Qtr.
BU Liaison ECART/ Mgmt. reviews the Issue Report and LOR Report with BU Leader
1st - 10th of month following end of Qtr.
BU Leader signs Quarterly Certification based on the information from the ECART LOR Report
15th of month following end of Qtr.
End



Our Financial Risk Mitigation Strategy

We respond to specific risks differently depending on the type of risk and whether our exposure is in the rate-regulated utility business or the EWC business. For example:

- Entergy Corporation reduces credit risk associated with the value owed to it by its counterparties through the use of hard thresholds that limit the amount of exposure based on the credit rating of the counterparties; we maintain liquidity risk but mitigate by ensuring adequate cash and available credit lines; and we utilize a network of U.S. and international insurance brokers to minimize property and casualty cost of risk.
- Each of Entergy's six rate-regulated utility operating companies reduces their individual regulatory risk through filings for adequate recovery, through the use of business processes that demonstrate costs have been prudently incurred and by seeking relief through the legal process when necessary.
- Entergy Wholesale Commodities retains outage risk related to the power plants that it owns, which is mitigated with programs focused on reducing risk exposures. These programs include operator training, preventive maintenance, standardized procedures and periodic internal and third-party risk engineering inspections.

We continuously seek ways to improve our risk management processes. In 2012, we formed a Risk Charter Team to focus on inconsistencies in management of integrated risks across our nuclear fleet and further enhance our processes based on industry best practices. We also use our corporate outlook on carbon emissions, which includes a range of estimates of the costs associated with future carbon regulation and legislation, as an input when evaluating purchase and sale transactions, including acquisitions and divestitures, power purchase agreements and power sales. We continually update our outlook on carbon and associated risks as market conditions change.



We continuously seek ways to improve our risk management processes.

ADVOCACY AND POLITICAL ACCOUNTABILITY

Our success depends on sound public policies at the national, state and local levels. We are involved in a number of legislative and regulatory initiatives across a broad spectrum of policy areas that can immediately and dramatically affect our operations. Through our participation and that of our employees, we promote legislative and regulatory actions that further our business objectives.

2012 ENPAC Membership Participation
(in thousands)


2012
1743
$728,946
2011
1760
$767,469
2010
1867
$809,443
2009
2021
$739,394
2008
1912
$660,467
0
1
2
3
4
5
6
7
8
9
Employees Participating
Dollars Contributed

Through a new program designed to encourage participation called ENPAC Give$ Back, contributions are matched through a grant program that benefits local nonprofits.

In addition, we participate in legislative and regulatory processes through trade organizations such as Edison Electric Institute and Nuclear Energy Institute. We use a management approach that includes informing employees, customers, owners and the public on important issues, maintaining a constructive dialogue with stakeholders, demonstrating responsible behavior and supporting sound public policy. Our positions on key economic, environmental and social policy issues affecting our business include:

Nuclear Regulatory Certainty: Entergy supports a qualified, independent nuclear regulatory body that acts in a predictable and stable manner. We believe Congress needs to provide consistent and meaningful oversight of the Nuclear Regulatory Commission to ensure a predictable regulatory environment. After the nuclear incident in Japan following the March 2011 earthquake and tsunami, the NRC issued three orders, effective on March 12, 2012, that require nuclear operators to undertake certain plant modifications or perform certain additional analyses. The NRC is working with input from the nuclear industry to determine specific actions that will be required by its orders. We closely monitor and engage in this process to ensure resulting requirements are as effective and beneficial as possible for our stakeholders.

Clean Air and Water: By 2016 Entergy's coal units will operate new mercury controls as required by recent EPA regulations. Entergy's fleet has one of the lowest pollution intensity factors in the nation due to its heavy use of nuclear and gas-fired generation. In 2012 Entergy's units operated at 99.98 percent compliance rate under more than 60,000 different water discharge samples. We continue to promote timely, cost-effective and reasonable regulations that provide regulatory certainty to the industry while achieving needed protections for health and the environment.

Climate Change: Given our first-hand experience with hurricanes, storm surges and a disappearing coastline, we understand the catastrophic implications to our region and our business from climate change. Entergy has established Guiding Principles for Climate Policy to help ensure our actions and activities are consistent with our climate strategy. These Guiding Principles are:

- Risks are real, we need to act now.
- Use an economy-wide, market-based approach to find efficient solutions.
- Build in permanent low income protection by recycling revenue to offset higher energy costs.
- U.S. policy must be informed by global reality.
- Plan for adaptation.

Poverty: Entergy supports increased funding for the federal Low Income Home Energy Assistance Program. With the weak economy and high unemployment, the need for LIHEAP assistance has grown. At the same time, budget cuts threaten to significantly reduce LIHEAP funds, which are distributed to states as block grants. We participate in the LIHEAP Washington Action Day events to promote the program. We also advocate for state and local programs and funding to ensure low-income customers maintain access to electricity.



Arkansas Senators Mark Pryor and John Boozman toured Arkansas Nuclear One generating plant.



Engaged, Educated and Active

Almost half of Entergy's employees are members of EnPower, Entergy's grassroots advocacy effort. The organization educates members on issues of importance to the company and encourages members to get personally involved, including reaching out to legislators. EnPower informs members through weekly electronic newsletters, active presence on Facebook and Twitter and an EnPower website that is accessible through the Entergy intranet.

In 2012, EnPower engaged its members on key policy issues such as LIHEAP funding, proposed dividend tax changes and current and proposed environmental regulations and legislation. EnPower also implemented a comprehensive get-out-the-vote effort, providing information to members on registration deadlines, election dates, debate schedules and polling places. Organizers alerted members throughout the election cycle to new advocacy efforts on issues that affect their jobs, lives and communities. Informal polls of employees one month prior to the Nov. 6 election indicated 91 percent of respondents were registered to vote; and on the week of the election, 92 percent of respondents either planned to vote in person on election day or had already participated in early voting.

Entergy Corporation's success depends on sound public policies at the national, state and local levels. We are involved in a number of legislative and regulatory initiatives in a broad spectrum of policy areas that can have an immediate and dramatic effect on our operations. Through our participation and that of our employees, we promote legislative and regulatory actions that further our business objectives. Political contributions of all types are subject to extensive governmental regulation and public disclosure laws and reporting requirements. Entergy procedures ensure corporate political contributions are made in compliance with all applicable laws and will be reported in a timely manner. Our management approach includes board oversight through at least annual reporting to the corporate governance committee, policies that prohibit direct corporate contributions to all political candidates and a well-defined approval process for corporate contributions to federal, state or local political associations and organizations. Entergy is a member of trade organizations that take active positions on federal, state and local issues. We actively promote the economic health of communities we serve through activities with chambers of commerce.

We encourage employee participation in the political process through the Entergy Corporation Political Action Committee. ENPAC contributions directly support state and federal political candidates. Entergy encourages ENPAC members to get personally involved in contribution requests, even for local candidates, in order to maintain open and accessible political processes.

2012 ENPAC Federal vs. Local Contributions
(disbursements, $728,946)


46%
State Candidates/Organizations
$333,000 contributed
54%
Federal Candidates/Organizations
$395,946 contributed

Through ENPAC, employees are engaging in the political process at the national and local level.

Civic Duty

Are you registered to vote in the Nov. 6 election?

Answer	Votes
Yes and I plan to vote	91% (1,490)
Yes but I'm not voting	2% (35)
Not yet but I will register and vote	2% (39)
No and I'm not voting	4% (68)

The Election

My voting status for the Nov. 6 election is:

Answer	Votes
I voted early already	31% (620)
I plan to vote in person Tuesday	61% (1,204)
Not planning to vote	5% (108)
Other	2% (43)

Employee polls taken during the 2012 presidential election indicate a high level of engagement of Entergy employees in the democratic process.

Entergy's Public Policy & Advocacy Policy can be found at
entergy.com/content/investor_relations/pdfs/political_contribution_Policy.pdf
Our complete report on political contributions is available at **entergy.com/investor_relations/corporate_governance.aspx**.
More information on ENPAC is available on the Federal Election Commission website at **fec.gov**.

Supporting Our Economy

We employy approximately **15,000 people** who earned **$1.2 billion** in wages in 2012.



$16 million

Entergy and the Entergy Charitable Foundation gave more than $16 million in grants in 2012 to nonprofits and organizations whose missions **align with our strategic priorities**.

$3.4 billion

Entergy spends approximately $3.4 billion each year on **materials and services**.

$196 million

In 2012, we purchased $196 million in goods and services from **diverse suppliers, including women- and minority-owned businesses**.

We paid **$611 million** in taxes to all levels of government.


$2.7 million

We raised more than $2.7 million in assistance funds from customers, employees and shareholders to **help our low-income customers pay their energy bills**.

$4.1 billion partnership



Over the past three years, our focus on economic development in partnership with state and local officials led to **$4.1 billion** in capital investment made by investors, business owners and corporations in **86 projects** announced in our utility service area that resulted in almost **9,394 jobs**.



Awards

Entergy is the only U.S. utility to be named to the Dow Jones Sustainability World Index, DJSI North America Index or both for 11 consecutive years. The World Index includes the top 10 percent of sustainability-driven companies fulfilling specific economic, environmental and social criteria.

Target Rock Advisors named Entergy to its 2013 Sustainable Utility Leaders Index. Entergy is among 24 utilities named to the stock index, used to guide sustainable and socially responsible investment decisions, out of approximately 150 publicly traded U.S. energy utilities that were considered.

Economic Performance

PROVIDING SAFE, RELIABLE SERVICES AT REASONABLE COSTS FOR OUR CUSTOMERS

Achieving Our Mission
We create value for our customers by constantly striving for reasonable costs and providing safe, reliable products and services.

We focus on best-in-class operational efficiency, safety and reliability while continually seeking to optimize our portfolio of assets in an ever-dynamic market.

How It Benefits Our Business
Our residential, business and industrial utility customers and our wholesale customers depend on reliable, affordable power to live their lives, run their businesses and serve their customers. Providing this essential service safely, effectively, efficiently and with a spirit of continuous improvement helps us achieve reasonable costs. Maintaining strong customer relationships helps ensure we meet our customers' evolving needs for safe, reliable energy. It also builds trust and broadens public support of Entergy and our objectives.

What's Involved
- Operational Performance Management
- Employee and Contractor Safety
- Reliability
- Emergency Preparedness and Response
- Supply Chain Development
- Customer Engagement
- Customer Experience
- New Market Opportunities


WE
CREATE
VALUE
FOR OUR
CUSTOMERS
BY CONSTANTLY STRIVING
FOR REASONABLE
COSTS

OPERATIONAL PERFORMANCE MANAGEMENT

We pursue excellence in our operations through a spirit of continuous improvement. Our robust processes are regularly reviewed and enhanced using industry best practices. We look for opportunities to eliminate waste and assign savings to areas for further improvement. Our management approach to operational performance includes operational safety systems and programs, generation portfolio management, constructive regulatory processes and other procedures to support effective, efficient operations.

How Our Other Stakeholders Benefit

Providing **customers** with safe, reliable products and services at reasonable costs benefits all our stakeholders:

- Satisfied customers contribute to a constructive regulatory environment and greater opportunities to achieve top-quartile returns for our **owners**.
- Serving customers well creates a greater sense of fulfillment for our **employees** while saving valuable company time by meeting customers' needs the first time.
- An energy company with competitive rates and reliable service helps **communities** attract new businesses and enhance economic development.

Residential Customer Satisfaction
(based on a 1000-point survey scale)


700
600
500
2008
2009
2010
2011
2012
Entergy
U.S.

Over the past five years, our utility operating companies have improved residential customer satisfaction as measured by J.D. Power and Associates while holding average residential rates below the U.S. average.

Average Utility Residential Rates
(2008 - 2012, cents per KWh)


14
12
10
8
6
4
2
0
2008
2009
2010
2011
2012
Entergy
U.S.

Utility Retail Kilowatt-Hour Sales
(in millions)


120,000
100,000
80,000
60,000
40,000
20,000
0
100,609
99,148
107,510
108,688
107,004
2008
2009
2010
2011
2012

Utility Peak Demand
(in megawatts)


25,000
20,000
15,000
10,000
5,000
0
21,241
21,009
21,799
22,387
21,866
2008
2009
2010
2011
2012

Safety Systems

Following Japan's March 2011 earthquake and tsunami and the resulting damage to the Fukushima Daiichi Nuclear Power Plant, the NRC identified multiple potential U.S. plant enhancements, which were prioritized into Tiers 1, 2 and 3. Each U.S. nuclear plant is required to implement Tier 1 initiatives over the next three to four years in concert with scheduled refueling outages. We continue to develop conceptual design plans, proposals and related materials to submit to the NRC to meet Tier 1 requirements. Additionally, initial flooding and seismic walkdowns were completed at all sites in 2012. Follow-up assessments continue based on initial findings.



Weathering the Storms

Entergy nuclear plants delivered safe, secure and reliable performance during record-breaking storms in 2012. In Superstorm Sandy, EWC's Indian Point 2, FitzPatrick and Pilgrim plants remained at full power while Vermont Yankee reduced power to 88 percent to help maintain grid stability. Indian Point 3 shut down automatically due to electrical grid disturbance and was back online four days later. During Hurricane Isaac, operators shut down Waterford 3 as a precautionary measure prior to Isaac's landfall then safely restarted the plant immediately thereafter.

Generation Portfolio Management

As part of our ongoing evaluation of generation needs to support our utility business, a number of steps were taken in 2012:

- Entergy Arkansas completed its purchase of the Hot Spring Energy Facility, a 620-megawatt, combined-cycle natural gas-fired power plant.
- Entergy Mississippi completed its purchase of the Hinds Energy Facility, a 450-megawatt combined-cycle natural gas-fired power plant.
- Entergy Louisiana began construction on Ninemile 6, a 550-megawatt combined-cycle natural gas-fired power plant unit at the existing Ninemile Plant. The unit is expected to enter commercial operation by early 2015.
- In June, work was completed on the approximate 178-megawatt uprate project at Grand Gulf Nuclear Station. With this uprate, Grand Gulf is now the largest single-unit nuclear plant of its type in the nation.
- In December, a steam generator replacement at Waterford 3 Steam Electric Station was completed.
- We permanently retired the Delta Power Plant located in Cleveland, Miss., and Sterlington Unit 6 in Sterlington, La. Over the past two years, 18 fossil generating units have been retired as Entergy utilities work to transform and modernize their generating portfolio to match ongoing and projected supply needs.

Our EWC generation portfolio also receives ongoing review for opportunities to enhance its value to stakeholders, but we did not announce any EWC portfolio transactions in 2012.



Through the purchase of the Hinds and Hot Spring energy facilities, Entergy efficiently expanded its generation resources.

Constructive Regulatory Processes
Constructive relationships with our federal and state regulators are a vital component of our efforts to deliver value to our stakeholders. Operating in a predictable regulatory environment facilitates more effective long-term planning and investment in our utility and EWC businesses. In our utility businesses, our retail regulators have shown foresight in approving constructive policies that benefit customers and reduce regulatory lag for owners. Examples include Formula Rate Plans in several jurisdictions and approximately $2 billion of investments in 2012 that were reflected in rates around their in-service dates.



A Transmission Approach for the Next 100 Years

Delivering sustainable benefits for our owners, customers, employees and communities

Demands being placed on the electric grid today are vastly different and greater than those for which it was designed and built. Meeting these demands could require the U.S. electric utility industry to invest between $1.5 and $2 trillion in infrastructure between 2012 and 2030.

Entergy recognizes this challenge and is pursuing an affordable, reliable solution – spinning off then merging its electric transmission business with ITC Holdings Corp., an independent, transmission-only company. The spin/merge transaction is designed to ensure not just the availability but also the reliability, diversity and security of energy in our region. We believe this is an optimal solution that can deliver benefits for our owners, our customers, our employees and our communities. The regulatory approval process for the ITC transaction is under way, with filings made in all jurisdictions.

Entergy utilities secured in 2012 retail regulatory orders, subject to conditions, granting their requests to join the Midcontinent Independent System Operator. This is a necessary first step in realizing the value of an optimized energy delivery system. An order from the Missouri Public Service Commission, which does not regulate retail service for any Entergy Operating Company, remains outstanding. Joining MISO is projected to deliver $1.4 billion in customer savings in the first 10 years through more efficient dispatch of generating plants and economies of scale. The target date for transfer of control to MISO is December 2013.

Even as we perform extensive implementation activities required for transfer of control to MISO, we continue to reliably operate our transmission business and invest in upgrades and expansions. For example, in 2012 Entergy Gulf States Louisiana and coordinating utilities completed a $193 million transmission upgrade project to improve service reliability and accommodate growth in the Acadiana, La., area.





Successfully securing 20-year license renewal requests for our nuclear plants benefits customers by supporting fuel diversity and virtually emission-free generation. In 2012, we secured license renewal for Pilgrim Nuclear Power Station and continued to advance the multi-year license renewal process for Indian Point Energy Center Units 2 and 3.

EMPLOYEE AND CONTRACTOR SAFETY

Safety is a core value at Entergy. Our goal is to achieve an accident-free work environment by building an employee-owned safety culture. Our management approach includes policies, systems and programs to build safety awareness, monitor safety performance and identify and address the root causes of injuries.

Safety, Health and Environmental Management

The Safety, Health and Environmental Management System, or SHEMS, aligns safety and environmental goals, processes and resources across our organization and enables us to monitor performance in a manner consistent with the International Organization for Standardization 14001 standard for environmental protection. Additionally, certain Entergy business units monitor performance consistent with the U.S. Occupational Safety and Health Administration's Voluntary Protection Program for safety.

Proactive safety measures based on leading indicators are included in the annual performance incentives of Entergy leaders and employees, and all employees receive SH&E training as required by their job functions.

As part of SHEMS, we conduct regular third-party and internal audits to verify compliance status and identify safety and environmental best practices. Audit results are reported regularly to facility management and annually to the audit committee of the board of directors. In 2012, Entergy conducted 36 audits to evaluate compliance, management systems and programs. Twenty-six audits were scheduled, 11 of those were program-related audits of the Avian Protection Program and the Spill Prevention, and the Control and Countermeasure Plan, and 10 were unannounced.



Building a Safer Workplace

Entergy Utility Operations group uses coaching cards to capture information provided to employees on an informal basis in weekly safety meetings or in response to specific work observations. Coaching card data is analyzed to identify best practices or work issues that are generating a large number of coaching opportunities. Using this data, managers can address issues that may be a problem locally or globally in other work areas.

How SHEMS Works


TOP-LEVEL POLICY
COMPLIANCE REQUIREMENTS
RISK ASSESSMENT
STRATEGIC OBJECTIVES
Programs and Procedures
Training
Self-Assessment
Management Review

Lost Work Day Incident Rate
(# of lost work day injuries/100 employees)


0.60
0.40
0.20
0
.21
.20
.29
.27
.33
.48
2008
2009
2010
2011
2012
2012 SEE*

Recordable Accident Index
(# of injuries/100 employees)


1.00
0.80
0.60
0.40
0.20
0
.75
.64
.78
.57
.78
.86
2008
2009
2010
2011
2012
2012 SEE*

* Southeastern Electric Exchange

Entergy's performance trends and 2012 comparisons ranked within the top seven of a peer panel that gauged 17 southern utility companies within the Southeastern Electric Exchange.

2012 Safety Performance

Entergy employees had 24 lost-time injuries in 2012, up from 19 in 2011, and an Entergy lineman injured on the job in 2011 tragically died of those injuries in 2012. And in first quarter 2013, two contractors working for Entergy suffered fatalities. We are working to build a stronger employee-owned safety culture in which employees will not tolerate unsafe behaviors and work practices. Specifically, our Utility Operations and Energy Delivery organizations surveyed employees to identify safety-related cultural, behavioral and other issues. New initiatives are being implemented in 2013 as a result of the employee survey, including clear accountability models, formal leadership development programs, third-party auditing and a move to a behavior-focused coaching structure.

The OSHA Voluntary Protection Program recognizes outstanding efforts of employers and employees who work cooperatively to achieve exemplary occupational safety and health. In 2012, 74 work locations are designated as VPP sites. Of these 74 locations, nearly 20 fossil sites and more than 40 Utility Operations and Energy Delivery sites have maintained or have been awarded VPP Star status. This is the highest possible ranking in the VPP program. Entergy participates in OSHA's Voluntary Protection Program, which verifies the OSHA logs are correct. Additionally, Entergy has a third-party audit program and during site visits also verifies that the OSHA logs are completed and correct.

Entergy nuclear sites notified OSHA leadership in 2012 that they will voluntarily phase out their participation in VPP due to announced rule changes to the program. Under the new rules, VPP members must refrain from using hard data, such as recordable incidents, in performance goals and instead rely on forward-looking measures such as observations. We believe the public views nuclear energy as different, and we acknowledge it is a unique and special business. In the nuclear energy business, performance must be measured by hard results, not activity or best intentions. While leaving VPP was not an easy decision for our nuclear leaders, our nuclear sites will continue to implement a comprehensive, continuously improving safety program that includes benchmarks, Institute of Nuclear Power Operations evaluations and assessments, and SHEMS audits. In 2012, the Institute of Nuclear Power Operations developed new guidance detailing traits of a healthy nuclear safety culture. Entergy nuclear sites are transitioning to the new traits using a change management plan to address training, materials and procedures.

Contractor Safety

Entergy's contract workforce achieved its best ever safety performance in 2012, and the fifth consecutive year of positive improvement. However in first quarter 2013, we suffered two contractor fatalities, one in an industrial accident at Arkansas Nuclear One and another in a vehicular accident. We are redoubling our efforts to raise safety awareness and reduce risks for our contractor workforce. In order to achieve an accident-free work environment at Entergy, contractors are actively involved in daily safety program elements. Participation is administered by safety advisory boards aligned with specific operating groups such as vegetation, line, substation and meter reading organizations. For example in Clinton, Miss., Entergy employees held a Meter Reading and Meter Services Safety Summit, an annual event designed to help company contractors stay safe on the job.



Entergy utilities use proven practices to reduce outages, such as aggressive maintenance on unreliable circuits and tree trimming.

RELIABILITY

Keeping the power on for Entergy customers is a top priority for our utility business. In our utility business in 2012, our reliability performance as measured by outage duration improved from 2011 to 2012, while outage frequency increased slightly over record performance in 2011. Outages are typically caused by equipment failure, vegetation, lightning, animals and human error.

We manage our generation resources using a long-term integrated plan that calls for capacity needs to be met through long-term resources, whether owned or contracted. This ensures availability of resources sufficient to meet long-term reliability needs.

Entergy utilities use proven practices to reduce outages, such as aggressive maintenance on unreliable circuits and tree trimming. Through our targeted circuit program, we review system performance data yearly to identify devices and circuits in need of repair. Since 2011, the distribution line program design reliability group has improved device-specific performance by 65 percent through these types of programs.

Entergy utilities also use new technologies and approaches to improve reliability. For example, uniquely designed cameras that can take pictures of heat, plasma particles and escaping gases are being used in Mississippi to identify areas in the electrical system that require preventive maintenance. In Louisiana, an aerial trimming "air saw" is used to clear hard-to-access transmission lines. In many service areas, Entergy utilities use off-road vehicles called Jaraffs – pronounced giraffes – to perform key vegetation control activities in some of the most difficult areas for tree trimming.



Vegetation management is key to reliability performance. Specialized equipment like this Jaraff allows access to hard-to-reach areas.

Nuclear Fleet Capability Factor
(18/24-month operating cycle, %)


100
80
60
40
20
0
92.2
88.6
90.7
93.5
91.9
90.2
92.5
92.2
89.3
92.3
91.9
89.3
90.3
88.1
86.8
2008
2009
2010
2011
2012
EWC Plants
Utility Plants
National Average

Five-Year Utility Reliability Performance

Outage Frequency
(system average interruption frequency index; average number per customer per year, excluding the impact of major storm activity)


2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1.88
1.75
1.67
1.64
1.67
1.58
2008
2009
2010
2011
2012
2012 GOAL

Outage Duration
(system average interruption duration index; average minutes per customer per year, excluding the impact of major storm activity)


250
200
150
100
50
0
216
210
187
208
195
190
2008
2009
2010
2011
2012
2012 GOAL

RELIABILITY continued from page 33
In addition, system-level continuous improvement teams identify opportunities to save money while increasing reliability. By creating bid packages for vegetation clearing around transmission and distribution lines that cover geographic areas and two full years of work, the team captured annual savings of approximately $1 million. With extensive planning, these new technologies and approaches ensure reliability performance meets customer needs.

Two utility nuclear plants – Arkansas Nuclear One and Waterford 3 – completed multiple equipment reliability projects during refueling outages in 2012. Developing equipment reliability commitment lists for each outage is an industry best practice that ensures unresolved issues at nuclear plants are identified, analyzed and addressed. Additionally, our utilities established two new all-time records for consecutive run days for solid fossil-fuel power plants – 433 days at Nelson Industrial Steam Company pet-coke unit 1 and 284 days at Independence coal unit 2.



Replacement of Waterford 3's steam generator was a significant undertaking aimed at improving performance and completed during a planned refueling outage in 2012.

In our EWC business, we recorded back-to-back breaker-to-breaker runs at our James A. FitzPatrick Nuclear Plant in New York and a breaker-to-breaker run at the Cooper Nuclear Station, where we provide management services under contract for the Nebraska Public Power District. However, EWC achieved a capacity factor of 89.6 percent for its nuclear fleet in 2012, which fell short of historical performance and our goal. Challenges at Palisades Power Plant in Michigan contributed to our 2012 performance. An action plan for Palisades was implemented in late 2011 to improve operating efficiency and productivity, and the NRC has returned the plant to normal regulatory oversight. Across our nuclear fleet, we review refueling outage performance, maintenance practices and other factors to identify opportunities to improve efficiency and reliability.



We recorded back-to-back breaker-to-breaker runs at our James A. FitzPatrick Nuclear Plant in New York and a breaker-to-breaker run at the Cooper Nuclear Station in Nebraska.



An Action Plan for Palisades

The Palisades Performance Recovery Plan was created in response to an overall performance decline and an unplanned plant shutdown that occurred during 2011. An evaluation was performed that identified a need for improvements in recognizing addressing and mitigating risk; adherence to standards, procedures and processes; and improved equipment reliability. Management took immediate steps to develop a long-term, systematic approach to return the plant to operational excellence.

During 2012, the station improved performance in many key areas through Phase I of the Recovery Plan, focusing on leadership behaviors, nuclear safety culture and adherence to Entergy processes, procedures, standards and expectations. By year's end, over 900 actions captured in the Phase I Recovery Plan were implemented. In follow-up inspections, the Nuclear Regulatory Commission concluded that the station had a healthy safety-conscious work environment and noted improvements in safety culture as a whole. As a result of their inspections and plant performance, the NRC returned Palisades to column one of its reactor oversight program – its highest safety category – effective October 1, 2012.

In 2013, Phase II of the Palisades Recovery Plan is focused on five major areas: leadership effectiveness, operational excellence, becoming a learning organization, equipment reliability and radiological performance. A Phase III plan will be built around achieving sustainable performance at high levels in 2014.

EMERGENCY PREPAREDNESS AND RESPONSE

We view safe, fast power restoration following severe weather events such as tornadoes, hurricanes and winter storms as an essential component of reliability. Our management approach assumes storm preparation is a continuous cycle without a beginning or end. Our approach includes continuous monitoring of weather systems, staging of resources prior to anticipated weather emergencies, mobilization to restore power following outages, clear and frequent communications with customers, the media, government officials and other stakeholders, collaboration with neighboring utilities and contractors, and extensive training that includes detailed storm simulations. We continuously review, upgrade and enhance our emergency preparedness and response capabilities based on past performance.

Our nuclear teams conduct ongoing programs evaluated by the NRC to ensure nuclear emergency readiness. These include ongoing risk analyses and design enhancements to address natural and man-made risks, and extensive operator training and drills to prepare for extreme conditions. Emergency response plans are regularly tested in cooperation with local, state and federal agencies. All Entergy nuclear plants have severe accident management guidelines that prescribe actions beyond normal emergency operating procedures. The guidelines address severe challenges such as those experienced at Fukushima.

More information on our nuclear emergency readiness is available at **entergy-nuclear.com**.



Awards

The Nuclear Energy Institute recognized two Entergy nuclear teams for industry-leading performance in 2012. Arkansas Nuclear One received a Top Industry Practice award in the plant support category for implementing Angel Wings, a safe, lightweight construction platform. Pilgrim Nuclear Power Station received a Top Industry Practice award in the equipment reliability category for a non-conductive torquing screw bit designed, developed and machined in-house.

In 2012, our utility storm response teams and EWC nuclear teams were again challenged with severe weather events. Through the efforts of our employees, contractors and mutual assistance workers from other companies, we safely restored service to 92 percent of our utility customers within five days after Hurricane Isaac struck in August. Improvements to our storm restoration processes based on lessons learned from Hurricane Isaac include steps to help provide customers with more accurate and timely outage information through direct channels such as telephone interaction and text alerts. We continue to make better use of social media, inform parties through daily briefings and improve worker check-in processes, scouting processes and storm reporting processes.

In October 2012, EWC's Indian Point, FitzPatrick, Pilgrim and Vermont Yankee plants all safely weathered high winds and massive flooding from Superstorm Sandy. Restoring power following widespread outages such as those experienced following Sandy would have taken significantly longer without these large, reliable generation sources. Entergy utilities also assisted in the Superstorm Sandy recovery efforts by providing more than 850 personnel.



In addition to responding to Hurricane Isaac and Superstorm Sandy, Entergy employees also worked to restore power to nearly 200,000 customers – mostly in Arkansas – following a Christmas Day ice storm.



Awards

Entergy received both the 2012 Edison Electric Institute Emergency Recovery Award and Emergency Assistance Award. We have received the EEI Emergency Recovery or Emergency Assistance awards for 15 consecutive years, the only utility in the country to do so.

More information on our utility storm response capabilities, including real-time updates during severe weather events, is available on the Entergy Storm Center at **entergy.com/storm_center**.



An A+ Performance

The U.S. Department of Energy gave Entergy's response to Hurricane Isaac an "A+," noting, "This is one of the best restorations we've ever seen, and Entergy should be commended."

SUPPLY CHAIN DEVELOPMENT

We annually purchase approximately $3.4 billion in materials and services as part of our efforts to provide safe, reliable power to our customers at reasonable costs. A robust, sustainable supply chain is essential to our ability to serve our customers. Our management approach to maintaining and further developing a healthy supply chain includes a defined supplier code of conduct, initiatives to build a more sustainable supply chain and a program for encouraging and facilitating greater supplier diversity and programs.

Our supplier code of conduct sets ethical and compliance standards of behavior for companies that work with Entergy. All suppliers are expected to conduct business in a manner consistent with our code of conduct.

Supply chain sustainability initiatives are focused on improving safety and environmental performance of our suppliers. Entergy continues to work with non-fuel suppliers to improve their environmental performance. Our contractor safety program is discussed in the Employee and Contractor Safety section of this report. We have incentive and non-incentive scorecards that target multiple performance indicators for the company and our key suppliers, including sustainability-related measures. Entergy also participates as a founding member of the Electric Utility Sustainable Supply Chain Alliance. Although specific scorecard measures differ based on the services and products provided, standard metrics used to align contractor performance with company objectives include safety, budget, radiation protection, schedule, reliability and human performance. In general, criteria are assigned to each of these metrics and the vendor may meet target, exceed target, or fall below target. Financial incentives and disincentives are tied to targets.



Our management approach to maintaining and further developing a healthy supply chain includes a defined supplier code of conduct, initiatives to build a more sustainable supply chain and a program for encouraging and facilitating greater supplier diversity and programs.



Supply Chain Initiatives Benefit the Bottom Line

Entergy entered into an agreement with an electronics lifecycle management company to recycle used electronic equipment in an environmentally responsible manner. Entergy realized $78,000 in revenue from the sale of recycled electronic assets through the supplier, which offset nearly 50 percent of the disposal cost.

Our Entergy Supplier Diversity & Development Initiative is designed to ensure the inclusion of a diverse base of suppliers capable of meeting the company's various procurement needs. Through this initiative, Entergy gains a supplier base that reflects the communities it serves and benefits from higher quality products and services resulting from increased competition and a

The complete supplier code of conduct is available at **entergy.com/content/operations_information/supply_chain/supplierscode.pdf.**

higher level of service and flexibility. We identify, prequalify and promote the utilization of diverse suppliers including minorities, women, veterans, disabled veterans and HUB Zone suppliers. We work with third parties, such as the SHARE nonprofit coalition in New York, to engage and educate diverse suppliers on our business, policies and processes. The commitment to supplier diversity is also extended to our prime suppliers through our second-tier initiative. We strongly encourage our prime suppliers to engage diverse suppliers in their efforts on Entergy's behalf, where practical. Since its inception in 1987, Entergy's supplier diversity initiative has accounted for more than $3 billion in contracts and purchase orders awarded to diverse suppliers.

Among key initiatives in our supply chain management strategy for 2012 were:

- Identify and support innovative ways to reduce costs, including the Electronic Invoice Presentment & Payment and Meter-Purchase-to-Disposal projects.
- Increase supplier participation in the Vendor Registration/Certification System, which supports Entergy's safety, health and environmental management program.
- For common purchases made in fossil and nuclear plants and transmission/distribution, continue collaboration efforts to maximize sourcing leverage with suppliers.



Since its inception in 1987, Entergy's supplier diversity initiative has accounted for more than $3 billion in contracts and purchase orders awarded to diverse suppliers.



Reinforcing Our Expectations of Suppliers

In 2012, we reinforced compliance with the high standards of the Entergy Suppliers' Code of Conduct by sending approximately 2,800 letters highlighting our expectations of compliance to active vendors who conducted more than $100,000 of business with Entergy.

CUSTOMER ENGAGEMENT

We engage regularly with customers and community leaders to foster strong relationships and improve customer satisfaction. This interaction occurs during the normal course of business and as a result of specific initiatives such as EWC efforts to secure license renewal at Indian Point and Entergy utilities' efforts to join MISO. For example, Entergy utility leaders have hosted stakeholder meetings with commercial and industrial customers to discuss the move to MISO and its projected impact on energy costs, reliability, emergency response and future price stability. Stakeholder meetings with customers and governmental representatives were held to discuss and gather feedback on the planned transmission spin-off and merger with ITC Holdings Corp.

Entergy managers engage with customers regularly at a local level. For example, customer service managers participate in local events related to hurricane preparedness to share information on power restoration procedures, emphasize the importance of safety around power lines and promote preparedness practices. Managers from our utility and EWC generating plants regularly hold outreach events in surrounding communities to encourage dialogue about known and emerging issues of interest to stakeholders.

Social media is facilitating additional customer engagement. Entergy, its utilities and EWC business connect with customers and other stakeholders on Facebook and Twitter and through mobile apps. Specific events are used to engage customers such as "Survive the Sizzle," a contest on the Entergy Texas Facebook page that awarded prizes to customers with the most "liked" photos of surviving the summer heat. We also worked with eSSENTIAL Accessibility, Inc., a provider of a software-based service that makes online environments fully accessible to individuals with physical disabilities, to ensure that all Entergy customers who want to connect with us online are able to do so.



We seek to maintain strong relationships with local, state and federal regulators and other governmental stakeholders responsible for policy and regulatory decisions that impact our business and our customers.


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To raise awareness of energy efficiency programs, Entergy Texas engaged customers in a social media contest based on ways to keep cool while reducing energy use.

We seek to maintain strong relationships with local, state and federal regulators and other governmental stakeholders responsible for policy and regulatory decisions that impact our business and our customers. Our utilities and EWC businesses have dedicated organizations to support engagement with governmental stakeholders at all levels.


ADVOCATE POWER
IN THE NEWS
Entergy
Click the logo to take action:
NATIONAL FUEL FUNDS
NFFN

We modified our traditional newsletter for social advocates to a digital format, which allows more engagement and interaction and allowed us to efficiently and effectively expand its distribution.

ENTERGY CORPORATION TWITTER


GENERAL STATS
Entergy
1.2k connections
@mentions 4.6k 58%
Messages Sent 271 68%
Messages Received 4.6k 58%
New Followers 2.5k 71%
You Followed 22 32%
Clicks 4.3k 97%
Retweets 2.3k 74%
KEY INDICATORS
MY SOCIAL SCORES
ENGAGEMENT 47%
TWEETING BEHAVIOR
PUBLISHING
DAILY ENGAGEMENT
OUTBOUND TWEET CONTENT
240
31
0

Social media proved to be a valuable tool in providing customers restoration information and two-way communication during Hurricane Isaac.

During Hurricane Issac, our new Entergy app was downloaded more than **17,000** times.

 Smartphone app: **entergy.com/app**

CUSTOMER EXPERIENCE

A positive, profitable customer experience directly impacts our ability to grow our business and deliver top-quartile returns. Our management approach includes a customer-focused strategy to improve satisfaction, issue proactive and consistent communications, foster employee ownership of issue resolution and integrate customer experience into planning and service delivery processes.

In 2012, Entergy utilities implemented key components of a comprehensive strategy to deliver a positive and profitable customer experience. Based on customer feedback gained through 45 in-depth interviews, six face-to-face collaboration labs and six virtual labs, new tools, services and programs were launched to address specific desires, including "save me money" and "keep me informed." Customers affected by an outage are now contacted by phone or text message with relevant outage information and estimated restoration times. On Entergy's myAdvisor and myHome websites, customers can use tools and resources to better understand their bills, select payment options and find ways to save energy and money. Entergy utilities engaged customers on the new tools and services through email, advertising campaigns and other media. From its launch in April 2012, the myAdvisor website has been visited more than 20,000 times. Of those visiting customers, 94 percent said they had a better understanding of how to save money after using the new tool. Videos on the myHome website were viewed more than 200,000 times over that same period.


myADVISOR
myHOME
myRESOURCES
myACCOUNT

New online resources provide money-saving tips and bill management tools for customers.



Communicating with Customers on Hurricane Isaac

Hurricane Isaac knocked out power to more than 769,000 Entergy customers, making the slow-moving storm the fourth largest in company history. In preparing for and recovering from Isaac, Entergy engaged with customers via phone, online, texts, proactive messages and social media.

- We answered more than 1 million calls; 76 percent within 30 seconds.
- We made more than 2 million outbound calls and sent nearly 1.4 million texts to customers.
- We provided area-level outage information via **entergy.com** and View Outage, an online real-time outage map showing power line and location status.
- We interacted with more than 32,000 unique customers through social media and investigated and responded to more than 500 customer inquiries received through social media and email.
- After the storm, we surveyed 1,500 customers through a telephone study and conducted two employee focus groups resulting in improvements to the way we keep customers informed during storms.

Save Me Money Web Page:


160,000

Over 160,000 site visits

myHome:


200,000

Over 200,000 video plays

myAdvisor:

20,000

Over 20,000 site visits


80%

80% of visitors access Energy Efficiency/Money Savings Tips


97%

97% say the myAdvisor Experience is helpful


94%

94% say they have a better understanding of how to save money after the experience

myResources:

60,000

Over 60,000 site visits

Calculators:

47,000

47,000 views on online energy calculators

Entergy Solutions (EAI, ETI and ENO only):

115,000

115,000 views on Entergy Solutions

Since our new Save Me Money e-newsletter launched in July 2012:



6M Delivered



1.1M Opened



1.9M Articles Read

A new Welcome Experience was created as part of the utility customer experience strategy. When customers initiate electrical service, Entergy representatives provide more detailed information on the set-up service call, including an estimate of the average bill at the new location based on previous usage. They also capture the customer's preferred method of contact. Customers receive an eWelcome packet, which includes a message from the utility company president, confirmation of service initiation and a series of six weekly emails that include information on residential service, crisis communications, myAccount and Save Me Money online tools and billing and payment options. As part of a related pilot project, Welcome Desk representatives receive expanded training, including spending time in the field and riding along with line workers, to support their interactions with customers.

We also engaged customers in ways we could keep them better informed during major storms. By surveying 1,500 customers impacted by Hurricane Isaac in August 2012 and conducting two employee focus groups, a process was created to deliver more detailed outage information to customers in our online View Outage feature during a major event – like a hurricane – even down to the neighborhood level. Now our View Outage system defaults to the area view mode during the early days of a major weather event to make it easier for the customer to understand the overall impact of the storm. Additionally we expanded the role of proactive calls and text messages before, during and after a major storm in order to directly deliver key information to customers during a storm event.

Each year, Entergy Market Research obtains 6,000 Customer Perception surveys, which provide an overall assessment of customer attitudes towards Entergy. Additionally Entergy Market Research obtains 6,000 Recent Experience surveys with customers who have had recent (within the past four days) interactions with the company. Beginning in 2013 Entergy Market Research initiated an online residential panel of 2,500 customers. Entergy can present a broad range of topics to the panel to more quickly assess and respond to customer perceptions.

During 2012 Entergy selected Bellomy Research as its new research partner. Bellomy is monitoring various social media sites related to Entergy to better understand the voice of the customer and identify opportunities for Entergy to positively impact customer perceptions through its communication strategies. Entergy Market Research, supported by its partner Bellomy, developed a customized online portal providing extensive reporting capabilities of the research it conducts, bringing the voice of the customer near real time to the employees who serve them every day.

An innovative program to save customers money is Entergy Solutions Awards for residential customers. The rewards program suggests energy saving actions, tracks electricity usage to measure savings and when energy consumption is lowered, gives customers reward points that can be redeemed for discounts at a growing list of participating national and local merchants.



We expanded the role of proactive calls and text messages before, during and after a major storm in order to directly deliver key information to customers during a storm event.


ADVISOR
HOME
RESOURCES
ACCOUNT

Customer Experience
youtube.com/watch?v=gDIWXgnqMjc

2012 Customer Satisfaction Performance
Over the past five years, Entergy utilities have improved residential customer satisfaction as measured by J.D. Power and Associates while holding average residential rates below the U.S. average. In 2012, our utilities continued to gain in the J.D. Power and Associates Electric Utility Residential Customer Satisfaction Study. Four of our utilities were among the top eight performers in Proactive Outage Communications.



Satisfying Our Customers

All Entergy utilities showed improvement in residential customer satisfaction in 2012. Entergy New Orleans was named most improved. In the J.D. Power and Associates 2013 Business Customer Satisfaction Study, Entergy Texas achieved the highest overall customer satisfaction score among midsize utilities in the South.

NEW MARKET OPPORTUNITIES
As technologies, energy sources and markets evolve, Entergy continually assesses opportunities to serve customers with new products and services, both to offer greater benefits to customers and to improve customer satisfaction. Our approach is to evaluate the value of new technologies and energy sources against the costs of development and implementation. Currently Entergy is focused on opportunities such as smart grid technology, net metering, electric vehicle charging station pilots and new service options such as security lighting.


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Security lighting helps customers feel safer while increasing their satisfaction with the company.

In 2012, Entergy continued to grow security lighting sales to residential, commercial and industrial utility customers. Customer research has shown that Entergy customers who have security lighting are more satisfied with the company. In addition, it provides another source of revenue for Entergy utilities and an innovative way to grow within our defined utility service area. Entergy offers security lighting year-round and informs customers of this service via a dedicated sales team, phone center, bill inserts, advertising and other outreach efforts. In 2012, outdoor security lighting revenues were approximately $6.3 million, which represents a 4.8 percent growth from 2011 and an 11.1 percent growth from 2009. Over the next several years, Entergy plans to continue to expand the lighting business across all utility operating companies, which will strengthen customer satisfaction and contribute to earnings growth.

We formed an Integrated Energy Management organization to develop a strategy and point of view on smart grid technologies. In 2012, we merged resources from the Integrated Energy Management group with our Customer Experience strategy to help match technology research to customer needs. We are using small- to medium-scale pilots, extensive peer company research, targeted customer research, technology architecture and strategy development test projects. We have ongoing projects in Louisiana and Arkansas to test advanced metering infrastructures. Entergy New Orleans is implementing a Department of Energy Smart Grid Investment Grant program to measure effectiveness of smart meters installed in residences of low-income customers. We are also deploying smart meters via a targeted deployment program that is designed to utilize smart meters to achieve operational efficiencies related to access issues and voltage monitoring. Results of our energy efficiency programs are highlighted in the Environmental section of this report on **PAGE 62**.

Entergy utilities have net metering programs in Arkansas, Louisiana and Texas that enable customers to sell excess power generated from renewable resources, primarily solar, back to the utility. Although our utility service area is not optimally located for solar generation, net metering installations have increased due to lower installation costs and tax incentives.

Our approach to evaluating opportunities related to electric vehicles includes analyzing the impact on the electric grid of various types of electric vehicle charging systems, developing and deploying educational materials and programs for customers and employees, and collaborating with others to further research and development efforts. Entergy has partnered with Coulomb Technologies to fund the installation of 17 charging stations at college campuses in Entergy's service areas. The installations provide real world operational information and consumer behavior characteristics that will assist in future deployment of the technology. From March 2012 to March 2013, the charging stations have provided 3.8 MWh of energy in 1,048 total charge-ups, saving 5,367 kg of greenhouse gas emissions and 632 gallons of gasoline.

Driving Customer Information



In 2012, we launched an Electric Vehicle Home Page that provides information on different types of electric vehicles and how they work, different types of charging stations for residential and commercial applications, costs of owning an electric vehicle and frequently asked questions. It can be found at **entergy.com/our_community/environment/ev.aspx**.

Environmental Performance

PROTECTING OUR WORLD

Achieving Our Mission
We create value by operating our business safely and in a socially and environmentally responsible way.

How It Benefits Our Business
Operating our business in an environmentally responsible way is integral to ensuring public health and safety, meeting compliance requirements and managing operating costs. Many environmental issues pose unacceptable risks to our company, communities and society. In particular, our utilities are located in and serve areas along the U.S. Gulf Coast, a region at significant risk from the effects of climate change. Effectively managing environmental risks is essential to our ability to create long-term sustainable value for our owners, customers, employees and communities. It also positions Entergy to take advantage of business opportunities that may arise out of the market's response to changing environmental conditions.

What's Involved
- A Clear Commitment and Comprehensive Strategy
- Reduced Environmental Footprint
- Proactive Approach to Adaptation
- Compliance
- Energy Efficiency
- Clean Generation
- Employee and Stakeholder Engagement

A CLEAR COMMITMENT AND COMPREHENSIVE STRATEGY

Entergy's board of directors articulated our commitment to the environment more than 11 years ago with the adoption of Entergy's Environmental Vision Statement in 2002. The statement sets expectations in areas of sustainable development performance excellence and environmental advocacy. It guides our business policies and decisions. We strive to operate our business in a way that is consistent with the high standards articulated in Entergy's Environmental Vision Statement.


WE
CREATE
VALUE BY
OPERATING OUR
BUSINESS SAFELY
AND IN AN
ENVIRONMENTALLY
RESPONSIBLE WAY

How All Our Stakeholders Benefit

Operating our business in an environmentally responsible way benefits all of our stakeholders:

- Avoiding costs associated with non-compliance and mitigating business risks posed by environmental issues such as climate change benefits our **owners**.
- Environmentally sound operations protect public health and safety, and energy efficiency efforts result in lower electricity usage by our **customers**.
- Protecting the environment is important to our **employees,** who see greater satisfaction from knowing Entergy is striving to be an environmental leader.
- Adaptation measures help build resilience, and measures to protect clean water and air, and biodiversity enhance the quality of life in our **communities**.



Entergy's Environmental Vision Statement

Sustainable Development

We will:

- Develop and conduct business in a responsible manner that is environmentally, socially and economically sustainable.
- Promote environmentally cleaner and more efficient generation, transmission, distribution and use of energy.
- Encourage employees to conduct their personal and corporate lives in such a way that Earth's environment is preserved for future generations.

Performance Excellence

We will:

- Meet, but preferably exceed, environmental legal requirements, conforming to the spirit as well as the letter of the law.
- Understand, minimize and responsibly manage the environmental impacts and risks of our operations, setting goals that reflect continuous improvement.
- Be a good steward of the land that we own and the wildlife and natural resources that are in our care. Communicate our commitment to the policy internally and provide the resources, training and incentives to carry it out.
- Track and publicly report our environmental performance using best practice reporting guidelines.

Environmental Advocacy

We will:

- Inform employees, customers, shareholders and the public on matters important to the environment.
- Maintain a constructive dialogue with government agencies and public officials, communities, environmental groups and other external organizations on environmental issues.
- Lead by example, demonstrating responsible environmental behavior everywhere we serve and supporting public policy that contributes to an ever-improving global and local environment.

In 2011, we developed and adopted a holistic, 10-year environmental strategy, Environment[2020]. Driven by stakeholder concerns, potential new regulatory requirements, environmental resource limitations, financial considerations and Entergy's commitment to the environment, Environment[2020] has six areas of focus:

Continuously reduce Entergy's environmental footprint.
Assess and implement adaptation measures to mitigate physical risks to our operating area posed by climate change.
Proactively manage emerging compliance areas.
Deploy energy-efficient technologies and enhance transmission and distribution networks to assist customers in reducing energy use and cost.
Advance Entergy's utility portfolio transformation to accelerate clean generation.
Engage employees and other stakeholders to advance Entergy's vision for corporate sustainability and environmental stewardship.

Across these six areas, we deploy integrated strategies that deliver environmental, economic and social benefits to our stakeholders. For example, our efforts to assess and implement adaptation measures include discussions with customers and other parties to align our efforts to build more resilient infrastructure. One objective of this effort is to minimize overall business interruption losses from extreme weather and climate change. Other objectives include enhancing the prosperity, safety and quality of life in the communities we serve.

Our management approach to implementing Environment[2020] includes a Safety, Health and Environmental Management System with policies that set clear expectations for Entergy employees and defined processes and metrics to monitor, measure and improve our environmental performance. All of Entergy's business functions are governed by corporate environmental standards, requirements and guidelines. Any new customer product or service requires a business case reviewed by management, which includes a full evaluation of any associated environmental issues. Environmental considerations are also integrated into the engineering design and maintenance plan for any asset. Our policies apply to Entergy contractors. Additionally, joint venture partners, outsourcing partners and other business partners are evaluated to ensure their practices are consistent with our policies. Environmental risks are also quantified in the approval process for any mergers, acquisitions or other investments.



All of Entergy's business functions are governed by corporate environmental standards, requirements and guidelines.

We use a companywide, centralized environmental near miss and incident reporting system that is administered by air, water and solid waste peer groups. Each business unit participates in the peer groups. In quarterly meetings, peer groups review incidents, incident root causes, best practices and lessons learned. Peer group reports are made to the Environmental Lead Team quarterly, and significant near misses and incidents are reported annually to the audit committee of the board of directors.

REDUCED ENVIRONMENTAL FOOTPRINT

Entergy believes that increasing greenhouse gas emissions have a harmful effect on our environment. In addition, we recognize the importance of preserving finite environmental resources including clean air and water and the biodiversity that exists within ecosystems across our planet. For these reasons, we seek to continuously reduce our environmental footprint.

Managing Risks Associated with Climate Change

Managing risks of climate change involves anticipating regulatory and physical risks, testing our business decisions against scenarios of potential change, identifying where we are vulnerable and devising sound, cost-effective business strategies to manage risks and recognize opportunities to prosper in a changing world. This integrated approach is implemented by 1) using an Enterprise Risk Management system to help ensure risks are recognized and effectively managed, 2) an Investment Approval Process that uses projections



History of Environmental Leadership

Entergy's Voluntary CO_2 Stabilization Commitments

GOAL	TIMEFRAME	RESULTS
Maintain CO_2 emissions from Entergy-owned power plants at year 2000 levels	2001-2005	Emissions from 2001 to 2005 were 23 percent below the cumulative five-year target.
Maintain CO_2 emissions from Entergy-owned power plants and controllable power purchases at 20 percent below year 2000 levels	2006-2010	Emissions from 2006 to 2010 were more than 3 percent below the cumulative five-year target.
Maintain CO_2 emissions from Entergy-owned power plants and controllable power purchases at 20 percent below year 2000 levels	2011-2020	While CO_2 emissions in 2012 exceeded our annual target by approximately 6.4 percent due to growth in energy demand, cumulative emissions from 2001 to 2012 are 11.15 percent below the cumulative 2001 to 2012 stabilization target.

of future carbon price to test business decisions, 3) an Integrated Resource Planning process that uses projections of future carbon prices to identify optimal energy resource investments, 4) a business continuity process to ensure reliable service in the face of growing physical risks, 5) a storm recovery readiness process for improved resilience to extreme weather events, 6) a storm hardening process to help prioritize investment to reduce business interruption losses and 7) a stakeholder outreach process to ensure that investments Entergy makes in resilience compliment what our customers and communities are doing to ensure prosperity, safety and quality of life.



In 2001, Entergy made our first voluntary five-year commitment to stabilize our CO_2 emissions as part of our efforts to address the business risk posed by climate change. After successfully completing two five-year stabilization commitments, the company set a new voluntary stabilization commitment as part of Environment^{2020}. Our commitment is to maintain CO_2 emissions from Entergy-owned power plants and controllable power purchases through 2020 at 20 percent below year 2000 levels. While CO_2 emissions in 2012 exceeded our annual target by approximately 6.4 percent due to growth in energy demand, cumulative emissions from 2001 to 2012 are 11.15 percent below the cumulative 2001 to 2012 stabilization target. The 2012 greenhouse gas inventory is verified to the International Organization for Standardization 14064.1 Standard for GHG Inventory Development, Reporting and Verification. The inventory, reporting document and verification statement are available at **americancarbonregistry.org.** Review a copy of the verification letter from ICF International on **PAGE 89** of this report.



Students from the Mississippi Delta explored the Yazoo National Wildlife Refuge with an outdoor scavenger hunt during a 2012 tour. Reforestation of the refuge accomplished through funding from Entergy's Environmental Initiatives fund means more than 40 years of reduced carbon dioxide.

Entergy announced in May 2012 the completion of registration of a reforestation project in Arkansas and Louisiana that will remove an estimated 460,000 tons of carbon dioxide from the atmosphere over the next 40 years. The project restored nearly 3,000 acres of marginal agricultural land to native bottomland hard forests, which removes greenhouse gases, improves local water quality and increases habitat for wildlife. By registering the reforestation project with the American Carbon Registry, Entergy further strengthened its ability to operate in a carbon-constrained environment using innovative market-based approaches.

The transportation sector is the second-largest U.S. generator of greenhouse gas emissions behind electricity generation. Entergy has partnered with Coulomb Technologies to fund the installation of 17 charging stations at college campuses in Entergy's service areas.

More information on performance of the charging stations can be found in the Economic section of this report under New Market Opportunities.

Also review online electric-vehicle resources we offer customers at **entergy.com/our_community/environment/ev.aspx**





Geaux Green Game

The Super Bowl XLVII Host Committee, Entergy Corporation and the Center for Climate and Energy Solutions launched a "Geaux Green" initiative to limit the environmental impact of the Super Bowl. The initiative included three carbon-offset projects providing carbon credits to offset emissions from Super Bowl-related activities. On the Geaux Green website, fans could calculate carbon emissions associated with their trip to the game and purchase credits from the carbon-offset project of their choice. Entergy matched fan purchases dollar for dollar. In all, company offset purchases related to the Super Bowl resulted in more than 46 million pounds of avoided greenhouse gas emissions.


NEW ORLEANS
HOST COMMITTEE
GEAUX GREEN
Join us in making Super Bowl XLVII the most sustainable football game ever!
JOIN US
PLAY
OFFSET

Through the Geaux Green game and other activities, Entergy helped engage NFL fans in reducing the environmental impact of the 2013 Super Bowl.

For more information in this report go to **PAGE 8**.

REDUCING AIR EMISSIONS

Since 2005, Entergy has invested $19.9 million to reduce its sulfur dioxide and nitrogen oxide emissions from Entergy-owned plants. Through proactive management of our generation portfolio, we significantly increased over this same period the percentage of power generated from clean, efficient, natural gas-fired capacity. We expect to use both approaches to reduce air emissions in the future. In 2012, SO_2 increased while NOx decreased compared to 2011.

Emissions from Owned Generation

CO_2


300
2
1.41
1.25
1.26
1.21
.58
.54
.59
.59
.59
35.7
32.6
36.5
37.4
39
0
0
2008
2009
2010
2011
2012
CO2 (million tons/year)
CO2 Intensity (lbs/KWh)
National Average (lbs/KWh)

NOx


300
4
1.51
1.06
1.06
1.00
.82
.82
.75
.75
.67
50.3
40.3
46.6
47.1
42.9
0
0
2008
2009
2010
2011
2012
NOx (thousand tons/year)
NOx Intensity (lbs/MWh)
National Average (lbs/MWh)

SO_2


500
7
3.84
2.97
2.60
2.30
.86
.79
.75
.77
.77
52.7
48.2
46.6
48.5
49.6
0
0
2008
2009
2010
2011
2012
SO2 (thousand tons/year)
SO2 Intensity (lbs/MWh)
National Average (lbs/MWh)

Hg


3
3.5
2.00
2.27
2.27
1.70
.75
.72
.72
.71
.67
0.46
0.44
0.45
0.44
0.43
0
0
2008
2009
2010
2011
2012
Hg (tons/year)
Hg Intensity (lbs/100 GWh)
National Average (lbs/100 GWh)

Reducing Waste

Generating waste creates business risk related to the cost of disposal site cleanup and cost of non-compliance with permits and regulatory requirements. Our management approach to reduce waste includes waste minimization and management programs, investment recovery initiatives, recycling programs and audits of third-party disposal sites.

All Entergy business groups have aggressive waste minimization programs designed to achieve the lowest category of hazardous waste production. For example, our utilities have focused on reducing the use of a degreasing solvent with a 100-percent trichloroethylene formulation. This increases safety, reduces impact on the environment and saves money. By working with the manufacturer on a safer replacement product, our utility teams have reduced usage of the trichloroethylene solvent by more than 85 percent. The cost savings is a combination of cost of product and reduced hazardous waste generation costs. Estimated savings are approximately $30,000 per year.


Hazardous Waste Generation
(tons)


60
50
40
30
20
10
0
46
54.2
27.1
27.8
49.2
2008
2009
2010
2011
2012

Hazardous waste generation can vary from year to year based on several factors. In 2012, we generated 49.2 tons, an increase of 77 percent over 2011 due in part to storm-related impacts. However, hazardous waste generation is nearly 21 percent below 2007 levels, when the company implemented a waste minimization standard. Wastes from our generation facilities that are of particular concern include used nuclear fuel and coal ash.



Our management approach to reduce waste includes waste minimization and management programs, investment recovery initiatives, recycling programs and audits of third-party disposal sites.

The Nuclear Regulatory Commission has determined that used fuel can be stored at plant sites for 100 years without adverse health or safety consequences. Most used nuclear fuel loses about 50 percent of its radioactivity within three months and about 80 percent after one year. While used fuel is currently being stored safely on site, we urge the federal government to establish a permanent disposal site. All nine of Entergy's nuclear plant sites are planning for movement of used fuel from water storage to dry cask storage on their existing sites. Implementation varies, based on how long a particular plant has been in operation. For example, in 2012, Waterford 3 Steam Electric Station successfully completed its second dry fuel campaign, moving 192 fuel assemblies in six casks to a new storage pad. The campaign, part of the plant's comprehensive dry fuel storage program, was initiated to create storage space for additional used fuel.

Coal ash is the largest single-type waste stream from fossil-fuel plants. In 2012, Entergy recycled 57.7 percent of its coal ash, which is significantly higher than the industry average. In 2011, which is the most recent data available, the national industry average for coal-ash recycling was 43.5 percent.

In 2012, we completed the asset recovery project associated with the demolition of the A.B. Paterson Plant in New Orleans. Through the recovery and recycling of steel and alloys such as stainless steel, copper and brass, Entergy realized more than $2.7 million in revenue.



Entergy recycled more than 12 million pounds of scrap wire, scrap metal, used equipment and other materials that otherwise would have gone into landfills, enabling the company to recover nearly $9 million. Through various partnerships, the company also recycled 1.6 tons of rechargeable batteries and approximately 98 tons of computer and electronic equipment.



Target Zero Trash

In July 2012, Entergy Louisiana and Entergy Gulf States Louisiana launched the Target Zero Trash recycling program. In the first six months of the cost-neutral recycling program, employees collected more than 80 tons of recyclable waste, including paper, plastic and aluminum and steel cans. Their efforts saved 280 cubic yards of landfill space, eliminated 255 metric tons of greenhouse gases and saved nearly 1,000 mature trees.


TARGET
ZERO
TRASH



Every Little Bit Matters

Entergy began a soap-recycling program at the Entergy Power House Conference Center in Jackson, Miss., which is expected to capture 340 lbs. of hard soap and 220 lbs. of bottled soap and amenities each year. Through a partnership with Aramark, which manages the conference center, the soap is recycled to produce approximately 2,100 bars of new soap for distribution to vulnerable children and families around the world.


2,100

Protecting Clean Water Resources

Fundamental to life and vital to power generation, water resources are under increasing pressure from population growth and persistent drought conditions. Although only one Entergy facility – Lewis Creek in east Texas – is operating in a water-constrained environment, we recognize the critical importance of reducing water consumption and preserving and protecting water resources.

Our water peer group, established in 2002, includes subject matter experts from all Entergy businesses who collaborate and coordinate the company's management approach to water issues. We have conducted water optimization studies at several facilities, including Lewis Creek. We work with the Electric Power Research Institute and other industry groups on water issues such as water intake, quality, discharge and consumption. Entergy also engages with suppliers to improve their water consumption performance and works with industry experts on research and data collection to identify opportunities for improved performance.

We contribute to the U.S. Business Council for Sustainable Development's water synergy program through research at our Waterford fossil and nuclear units to develop enhanced water management tools. In 2012, Entergy continued to sponsor and participate in the U.S. Business Council's Water Synergy Project focused on water-related opportunities in the lower Mississippi River Valley. The research focuses on all of the industrial assets along the region to develop enhanced water management tools and identify water re-use between and among the water users there. Discussions with key stakeholders and regulators focused on the potential discharge of processed and treated wastewater into natural or assimilated wetlands and the determination of an appropriate approach to setting nutrient loading limits.



Our water peer group, established in 2002, includes subject matter experts from all Entergy businesses who collaborate and coordinate the company's management approach to water issues.

Protecting Biodiversity
We believe biodiversity is an ecological asset to be valued and protected. Entergy has a strong track record of limiting the impact of our operations on biodiversity, but our goal is to have a net positive impact on biodiversity.

The business case for biodiversity protection includes maintaining our reputation for strong operations by reducing the environmental impact of those operations; contributing to healthy ecosystems such as wetlands that are critical to the quality of life and commercial livelihood of the communities we serve; and reducing or avoiding transaction costs associated with biodiversity impacts. Risks related to biodiversity include negative impacts to avian species and cost of non-compliance with wildlife protection laws and regulations. We manage these risks through our environmental management system as well as protective construction standards and training. Impact of new construction is considered during the investment approval process.

Biodiversity risks have been assessed at all of our operating sites. Our threatened and endangered species mapping system shows known locations of protected species in relation to our transmission, distribution and generating assets. Employees use the system to manage facilities and operations in ways that protect and enhance biodiversity. We consult with appropriate agencies on projects with potential for biological interaction in order to include the most current species habitat, range and protection status data. Stakeholder consultation is included through the built-in comment period of permit requests for many of our projects.

In March 2011 Entergy implemented an Avian and Wildlife Protection Standard, establishing the company's commitment to biodiversity and addressing all wildlife impacts. Since the majority of biodiversity risk is associated with transmission and distribution lines, Entergy's corporate standard calls for development of an avian protection plan to reduce risks resulting from avian interactions with electric systems. The U.S. Fish and Wildlife Service has concurred with the plan, which includes a program to retrofit electrical system components with bird-mortality reduction measures and establish avian-friendly standards for new builds.

In 2012, we began to proactively retrofit existing facilities in high avian-risk areas. Entergy's Avian Power Line Interaction Guidelines specify the required risk assessment methodologies and mortality-reduction strategies. A third-party consultant conducted a desktop risk assessment on the entire utility service territory. We began utilizing this assessment in 2012 to proactively mitigate the highest-risk structures and lines. In 2013, Entergy distribution design groups will begin utilizing a new process to analyze every design and add avian protection to poles of design projects located in high-risk areas.



Entergy is a member of the Avian Power Line Interaction Committee, a group that encourages peer information sharing, communication with federal agencies and establishes conservation guidelines for the industry.



Entergy's Avian and Wildlife Protection Standard helped successfully sustain eagles nesting near the Ninemile Point plant site in Louisiana.

In 2012, we also conducted a program audit of our Avian Protection Plan to evaluate the level of implementation, understanding, effectiveness and opportunities to improve. The program audit included all aspects of the plan and covered transmission and distribution operations in all the states served by Entergy utilities. The audit found the plan's intent is well understood and identified opportunities to improve its effectiveness and implementation, which we are using to improve our performance in this area.

We also address biodiversity-related liabilities when it comes to sale or closure of operating sites. For example, during due diligence related to the proposed spin-off and merger of Entergy's transmission business with ITC Holdings Corp., we found that the counterparty had acceptable avian protection practices.

Restoring Wildlife Habitat in Louisiana



Entergy partnered with Ducks Unlimited on a project to convert 225 acres of agricultural lands in Louisiana's Catahoula Parish to bottomland hardwood to restore wildlife habitat and sequester atmospheric carbon dioxide. Reforested in 2008, a 2011 seedling survival analysis showed survival of 270 trees per acre, well above the agreed-upon minimum of 150 trees per acre. The 2012 survey reported the trees continue to be in good to excellent condition, and the property continues to be well managed to protect conservation values and carbon accrual.

Fighting Climate Change Through Bottomland Hardwood Restoration



Entergy helped restore 2,942 acres of marginal agricultural land to native bottomland hardwood forests. Restoration not only soaks up greenhouse gases from the atmosphere but it also improves local water quality and increases areas to store floodwater. In addition to climate and water benefits, the project increases habitat important to Black Bears and neo-tropical birds. The restoration provided local jobs and the area is now attractive for eco-tourism.

Using Streamside Control Measures to Protect Fish and Wildlife Habitat



Streams are an important source of water and a vital component of fish and wildlife habitat. In 2012, Entergy utilities used streamside-management siltation and erosion control measures on approximately 45 electrical transmission and distribution construction projects.

PROACTIVE APPROACH TO ADAPTATION

The primary risks posed to Entergy's business by climate change include sea level rise, storm surges in coastal areas and extreme weather events such as hurricanes and ice storms. A large portion of our customer base and the majority of our utility infrastructure are located in the Gulf Coast region. Coastal Louisiana suffers one of the fastest rates of wetland loss in the world and restoration costs are estimated in the tens to hundreds of billions of dollars. In this rapidly changing physical environment, industries and communities must be resilient to survive.

Business benefits of implementing adaptation measures include reduction of downtime and service disruption, redeployment of capital previously spent on repairs to more productive investment opportunities, a more robust and resilient economy, enhanced prosperity, safety and quality of life and stakeholder support for resilience investments.

Entergy is working to improve resilience of our generation, transmission and distribution infrastructure. Entergy continues to strengthen transmission and distribution lines in coastal areas to stand up to more intense winds and works to elevate substation control equipment in flood-prone areas. We also held in collaboration with local universities two technical conferences with our customers to learn how to prioritize our infrastructure investments in ways that align with the actions they are taking. These and other outreach efforts demonstrated the importance of working collectively with stakeholders to cost-effectively build resilient communities.

Our management approach to addressing and adapting to environmental risks includes engaging with regional, state and local governments, academics, nongovernmental organizations and businesses that share similar interests in building resilience. Working in collaboration with our partners, we assess environmental risks, identify possible solutions and make adaptation a high-priority local issue.



Our management approach to addressing and adapting to environmental risks includes engaging with regional, state and local governments, academics, nongovernmental organizations and businesses that share similar interests in building resilience.



In Support of a Comprehensive Approach to Adaptation

Before his retirement, Entergy Chairman and CEO J. Wayne Leonard voiced his support of Louisiana's Master Plan for Coastal Protection and Restoration in an opinion piece published by *The Times-Picayune* of New Orleans on May 26, 2012. The piece was co-written by Leonard and the leader of Oxfam America, a global organization working to right the wrongs of poverty, hunger and injustice.

nola.com/opinions/index.ssf/2012/05/working_to_cope_with_climate_c.html

Entergy funded development of the first carbon-offset methodology for emission reductions from deltaic wetland restoration, and in 2012 American Carbon Registry approved the methodology. Developed by Tierra Resources, the new tool creates a self-sustaining revenue source for wetlands restoration through the sale of carbon offsets. When Mississippi River delta wetlands are restored, landowners can use the methodology to calculate the amount of greenhouse gases the rebuilt wetlands will absorb over time. The result is registered carbon credits, which landowners can sell to companies seeking to offset their greenhouse gas emissions. Proceeds from the sale help offset the landowners' cost of wetland restoration. In 2013 Entergy received an Innovation Award from American Carbon Registry for this work.

Entergy continued in 2012 its work with the America's WETLAND Foundation to help raise awareness and build support for policies to protect the Gulf Coast against the changing environment. Entergy made a $200,000 grant to the foundation in April, following a $250,000 grant made in 2011. The foundation and its America's Energy Coast initiative held a series of community forums across the Gulf Coast to present long-term strategies for adaptation and review results of a study commissioned by Entergy in 2010 that showed environmental changes could cost coastal communities up to $350 billion in losses over the next 20 years. The final report of the initiative was presented to public policy leaders in Washington, D.C., in 2012.



Advocating for Adaptation

"Beyond Unintended Consequences" – the final report of the America's WETLAND Foundation's Blue Ribbon Resilient Communities: Envisioning the Future of America's Energy Coast Initiative – was released in 2012 on Capitol Hill.

Chuck Barlow, Entergy's vice president of environmental strategy and policy, presented the final Blue Ribbon Resilient Communities report in 2012 in Washington, D.C.



Listen to comments from Senators Mary Landrieu and David Vitter, along with Blue Ribbon co-chairs and other Gulf Coast leaders, at **youtube.com/watch?v=Xmf2lgX9EoE**.

View the report, which contains 30 recommendations for Gulf Coast adaptation, sustainability and resiliency, at **futureofthegulfcoast.org**.

COMPLIANCE

Our goal is to fully meet or exceed regulatory requirements and actively manage emerging compliance issues. Compliance training includes annual basic environmental awareness training within our transmission and distribution organizations. Other groups utilize annual web-based training on new and existing environmental requirements.

Compliance is monitored through a web-based training administration program and Entergy's compliance and risk tool. In our fossil generation group, a quarterly environmental index score, which captures compliance performance, is included in the performance incentives of every employee in the incentive program. Compliance performance for the index score includes the number of reportable spills, national pollutant discharge elimination system violations, air emissions events and continuous emission monitor availability for each facility. For the full year 2012, the environmental index score was assessed as on target. We reset the target for our environmental index score annually to drive continuous improvement.

SO_2
lbs/MWh from all generating sources


15
12
9
6
3
0
ENTERGY

NOx
lbs/MWh from all generating sources


4.0
3.0
2.0
1.0
0
ENTERGY

Hg
lbs/GWh from coal-fired generation sources


0.12
0.10
0.08
0.06
0.04
0.02
0.00
ENTERGY

CO_2
lbs/MWh from all generating sources


2,500
2,000
1,500
1,000
500
0
ENTERGY

A Benchmarking Air Emissions Report on U.S. power plant emissions from the top 100 power producers shows that the electric industry cut emissions of NOx, SO_2 and CO_2 in 2011 even as overall electricity generation increased, largely due to increased use of natural gas and growing reliance on renewable energy. Graphs indicate Entergy's rank among the top 100 U.S. power producers.

Risks related to water discharges and aquatic ecology protection include periodic non-compliance with permits and regulatory requirements. We manage the risks through programs, procedures, training and monitoring of discharges to evaluate compliance with permit limits. In 2012, Entergy experienced 16 permit exceedances out of more than 64,000 samples, which represents a 99.98 percent compliance rate with permit limits.

National Pollutant Discharge Elimination System Exceedences


35
30
25
20
15
10
5
0
17
32
19
19
16
2008
2009
2010
2011
2012

ENERGY EFFICIENCY

Energy efficiency is an effective tool that plays an important role in addressing CO_2 emissions while reducing customer energy bills. Where available, our business receives incentives for developing efficient energy infrastructure and encouraging energy conservation. Our customers receive incentives or rebates to encourage them to implement energy efficiency programs. As part of our strategy to improve customer satisfaction, Entergy significantly expanded educational material on energy efficiency, weatherization and energy conservation available online. More detail on our Save Me Money customer tools is available in the Economic section of this report under Customer Experience on **PAGE 42**.

Entergy's utilities have established energy efficiency and demand side management goals. A total of $120 million was invested over the period of 2002 to 2012 to create a total of 202 MWs and 526,000 MWh of demand savings management programs creating 40 MW and 159,000 MWh of annual energy savings. Entergy estimates that this reduction in megawatt hours during 2012 avoided approximately 42,500 metric tons of CO_2.

Highlights of energy efficiency programs at our utilities include:

- **Entergy New Orleans** has seven residential and two commercial energy efficiency programs. 2012 calendar year savings were 3.3 MW and 17,935 MWh which resulted in 74,874,306 lbs of CO_2 avoided. Targets and progress reports are available at **entergy-neworleans.com/energy_efficiency/Energy_Smart_filings.aspx.**
- **Entergy Arkansas** has 10 residential and six commercial and industrial energy efficiency programs. In 2012, Entergy Arkansas achieved 23.3 MW of demand reduction and 107,627 MWh of energy savings, which was 111 percent of goal. Targets and progress reports are available at **www.apscservices.info/pdf/07/07-085-Tf_383_1.pdf.**
- **Entergy Texas** has four residential and three commercial energy efficiency programs. In 2012, the utility's goal was to achieve savings equal to 25 percent of annual demand growth from residential and commercial customers by year-end, which was 3.03 MW of demand reduction and 5,309 GWh of energy savings. Targets and progress reports are available at **texasefficiency.com/index.php/regulatory-filings/entergy-texas-inc.**

ENERGY EFFICIENCY LINKS

entergy-neworleans.com/EE
entergy-arkansas.com/EE
entergy-texas.com/EE


EnergySmart
A New Orleans Program
All your wells at your fingertips.
ENTERGY SOLUTIONS

Energy Smart in New Orleans and Entergy Solutions in Arkansas and Texas help Entergy customers save energy, save money and save the environment.



Entergy Texas SCORE Program Rewards Sam Houston State University

Sam Houston State University updated its lighting and HVAC systems throughout its buildings in 2012, earning $136,824 in cash incentives from the Entergy Texas School Conserving Resources program. The program provides energy performance benchmarking, technical assistance and cash incentives to help schools save energy and money. Since joining the program in 2009, SHSU has saved more than 3,155 MWh annually and improved the learning environment for its students.

In addition, Entergy has invested more than $30 million over the last decade in efficiency improvements across its operations. These include energy efficient transmission and distribution technologies to reduce line losses, neural network control systems to improve generation efficiency and efficiencies at our nuclear plants. We also have conducted energy audits on select Entergy offices and facilities to identify measures to reduce energy usage and carbon emissions. Opportunities with a simple payback of five years or less include installation of programmable thermostats and lighting occupancy sensors, vending machine power management systems and retrofits of lighting and bathroom fixtures.

CLEAN GENERATION

In 2002, Entergy adopted a portfolio transformation strategy that calls for the majority of our capacity needs to be met through long-term resources, whether owned or contracted, rather than through power purchased only to meet immediate needs. In the decade since, portfolio transformation has resulted in the addition of about 6,000 MW of new long-term resources to address current capacity shortfalls and meet long-term capacity needs.

Sources Used to Meet Utility Demand


100%
80%
60%
40%
20%
0
30%
28%
28%
28%
29%
14%
14%
13%
13%
11%
34%
38%
36%
34%
33%
22%
20%
22%
25%
27%
2008
2009
2010
2011
2012
Purchased Power
Nuclear
Coal
Gas/Oil

Because nuclear energy plants do not produce greenhouse gases in the conversion of fuel to electricity, our nuclear plants play a large role in our commitment to clean generation. Further contribution to the goal comes from outstanding operations, such as that demonstrated by back-to-back breaker-to-breaker runs completed in 2012 at the James A. FitzPatrick Nuclear Plant in New York.

Our management approach to utility portfolio transformation includes issuing requests for proposals to procure supply-side resources for our utilities to meet region-specific needs. We use a transparent process to ensure fair and independent evaluation of purchase and acquisition opportunities, considering factors such as fuel supply, operating efficiency, fit with our transmission system and seller motivation. Since 2002, when we initiated our portfolio transformation strategy, the majority of our requests for proposals have been overseen by an independent monitor. Entergy Wholesale Commodities also uses a detailed evaluation process when analyzing opportunities to expand its asset portfolio. In 2012, we advanced our clean generation strategy with a number of actions detailed in the Economic section of this report, under Operational Performance Management on **PAGE 27**.

Entergy performs ongoing analysis of favorable financial and technical conditions for use of renewable energy resources. In addition to the utility's 74 megawatts of hydro, EWC's generation portfolio includes 80 megawatts of wind power. Through our utility portfolio transformation, productive uprate investments and capacity-factor improvements, Entergy has increased the portion of energy supplied by clean and efficient natural gas-fired, combined-cycle units at the utility and set numerous records for emission-free nuclear generation in EWC markets.



In addition to the utility's 74 megawatts of hydro, EWC's generation portfolio includes 80 megawatts of wind power.


facebook
Entergy
Life in the Lakes
Entergy Arkansas, Inc. - Lake Hamilton
& Lake Catherine Community
Like
Message
Remmel Dam
AT&T

Entergy's hydro generation connects with the community through social media.

Entergy also supports renewable energy research through our membership in the Electric Power Research Institute and we support partnerships such as the Solar Schools initiative in New Orleans. Our funding of $1.5 million aided three schools in adding solar arrays, which students are using to research and report on how energy conservation can be integrated with solar power. This initiative, combined with net metering capability, facilitates investments in distributed renewable energy generation in New Orleans as the post-Katrina rebuild continues.



Environmental volunteer opportunities help preserve the environment.



Shining a Light on Solar

Entergy New Orleans launched a website at **entergyneworleans.com/solar** to provide customers with information about solar panels and how the technology will impact energy expenses. Customers can learn about the steps in the city's installation application process, questions to ask solar installers and how solar panels will affect their energy bill.

EMPLOYEE AND STAKEHOLDER ENGAGEMENT

Engaging Entergy's nearly 15,000 employees in environmental volunteer opportunities and environmentally responsible behavior helps preserve and protect the environment and enhance Entergy's reputation. Employee commitment to Environment^{2020} is vital to the strategy's success, as employees serve as ambassadors of Entergy's environmental message and position Entergy as a leader in environmental issues.

Entergy's utility group established a commitment and performance incentive for each subsidiary to engage at least 25 percent of its workforce each year in an environmental program or project. The objective is to demonstrate environmental leadership that inspires others to preserve and protect the environment. Corporations, government and individuals each have a role to play in addressing climate change. Entergy seeks to demonstrate leadership not only by operating as cleanly as we can, but also by advocating for effective energy policy and by educating our employees and customers about the roles they can play.

Using "The Impact Zone," an intranet website, employees plan and coordinate environmental events, share ideas and photos and train to be Entergy Ambassadors at community outreach events. In 2012, we sponsored at least one environmental volunteer activity per quarter for each utility operating company along with a companywide Earth Day activity. Through this initiative employees logged approximately 8,000 hours of volunteer service valued at more than $176,000.

We also implemented a utility employee environmental survey to build a baseline of employee awareness and perceptions and launched a company-sponsored recycling program that demonstrates Entergy's environmental stewardship and provides employees with an opportunity to participate.



In 2012, we sponsored at least one environmental volunteer activity per quarter for each utility operating company along with a companywide Earth Day activity.



A Day of Volunteerism

Entergy utility employees in Louisiana partnered with local agencies for a day of volunteerism to make 300 low-income family homes more energy efficient. Work included caulking around windows, installing weather stripping around external doors, repairing holes and cracks, installing compact fluorescent light bulbs and making other energy efficiency improvements.

Entergy offers the Make an Impact program in partnership with the Center for Climate and Energy Solutions, for its employees, customers and other stakeholders. The website offers users a personalized CO_2 footprint analysis and action plan for a more energy efficient lifestyle. Of nearly 57,000 site visitors, more than 4,500 completed the calculator with committed CO_2 reductions totaling 2.1 million pounds, including employee reduction commitments of 533,740 pounds. Energy savings from committed CO_2 reductions are estimated to be $257,000.

In 2012, we redesigned our environmental web pages on **entergy.com** to provide easy access for customers, community leaders and other stakeholders to information related to our environmental strategy. The web pages also provide necessary data for industry and environmental groups.





Awards

Entergy was included in the **2012 Carbon Disclosure Leadership Index**, which highlights companies that demonstrate a strong approach to information disclosure regarding carbon emission, sustainability and climate change risk. Entergy scored 94 on a 100-point scale, indicating good internal data management and understanding of climate change issues affecting the company.

The Arbor Day Foundation recognized Entergy Corporation as a **2012 Tree Line USA** utility for our commitment to proper tree pruning, planting and care within the Entergy utility service area.

Maplecroft Climate Innovation Indexes recognized Entergy as one of the top 100 best performing companies in terms of demonstrating superior management, mitigation and adaptation in the field of climate innovation.

Entergy and Tierra Resources earned the **American Carbon Registry Innovation Award** for development of the first U.S. carbon offset methodology for deltaic wetland restoration.

Social Performance

PARTNERING WITH OUR COMMUNITIES

Achieving Our Mission
We create value for our communities through economic development, philanthropy, volunteerism and advocacy, and by operating our business safely and in a socially and environmentally responsible way.

How It Benefits Our Business
As a power provider, our revenue growth is directly tied to the economic health of the communities we serve. Communities need a strong education system, healthy environment and desirable quality of life to attract businesses, families and individuals and to grow the local economy.

What's Involved
- Economic Development
- Community Engagement
- Strategic Giving and Volunteerism


WE CREATE
VALUE
FOR OUR
COMMUNITIES
BY OPERATING
OUR BUSINESS SAFELY
AND IN A
SOCIALLY RESPONSIBLE
WAY

ECONOMIC DEVELOPMENT

The essential service that Entergy provides – generating and delivering power at reasonable cost – is a basic requirement for economic growth. Entergy also supports economic growth via the jobs we provide, the materials and services we purchase and the taxes we pay. In 2012, Entergy Corporation employed approximately 15,000 people, paid $1.2 billion in wages and paid $611 million in federal and state taxes. More detail on our corporate economic contributions is available in the Economic section of this report on **PAGE 26**.

Our economic contributions are particularly strong in the areas surrounding the nine Entergy-owned nuclear power plants because of the concentration of hundreds of employees and the sizable tax revenues paid to local and state governments. For example, Indian Point Energy Center, located in Buchanan, N.Y., employs approximately 1,100 highly skilled, highly trained workers. The annual economic impact of that payroll combined with local purchases is about $356 million.

How All Our Stakeholders Benefit

The work we do in support of our **communities** benefits our other stakeholders:

- A strong local economy translates into greater revenue potential for Entergy and enhances our ability to deliver top-quartile return for our **owners**.
- Stronger revenues through community growth help us manage the cost of service for all **customers**.
- Improving local quality of life benefits our **employees**, who live and work in the communities we serve.

Grand Gulf Nuclear Station, located near Port Gibson, Miss., employs approximately **700** people,





... and provides $30M in taxes each year to support the Mississippi economy.

Four RV parks in the area housed an estimated **500 units** brought in for the outage and a Grand Gulf employee helped develop a new RV park in Claiborne County to accommodate the influx.

4,000

In 2012, refueling, upgrade and equipment-refurbishment work at Grand Gulf **brought more than 4,000 workers to the site.**



18%

The economic impact of this work on Port Gibson, **which has a population of about 1,600 people,** included local businesses reporting sales increases of up to 18 percent.



150

In addition roughly 150 Claiborne County property owners rented their premises to between **300 and 400 workers.**



Indian Point Energy Center, located in Buchanan, N.Y., employs approximately 1,100 highly skilled, highly trained workers. The annual economic impact of that payroll combined with local purchases is about $356 million.



Entergy Fuels the Economy

Competitive Rates Fuel Development in Arkansas
Entergy Arkansas worked with state officials and private investors to provide competitive power rates for a proposed new steel mill to be built near Osceola, which the governor called the largest economic development deal in the state's history. The mill is expected to directly employ 525 people and dramatically improve the quality of life in an economically challenged region of Arkansas.

Nearly $1 Billion in Mississippi
Entergy Mississippi's statewide economic impact reached almost $1 billion based on 2010 data, according to an Entergy-commissioned study completed in 2012. The report also pointed to low-cost electricity provided by Entergy Mississippi as crucial to business growth and job creation.

deltabusinessjournal.com/vol3no48/
entergy-mississippi.com/economic_development

Powering LNG Export Capabilities in Louisiana
Entergy Gulf States Louisiana signed an agreement with Sempra Energy's Cameron LNG unit to supply power to the proposed LNG liquefaction project in Hackberry. The completed facility is expected to have an export capability of approximately 1.7 billion cubic feet of liquefied natural gas per day. Construction is expected to start in 2014 and operations to commence in the second half of 2017.



Our utilities also provide economic development resources to help recruit business prospects and retain existing companies in the cities and states we serve. Programs vary by utility operating company but include site selection programs, assistance with strategies to address infrastructure development, education support programs and research and technical support for economic-development professionals.





Entergy is powering improvements to the Port of Greater Baton Rouge, La.



NEW PROJECTS AND JOBS CREATED

Economic development partnerships in 2012 led to more than $4.1 billion in capital investment by investors, business owners and corporations in 86 projects, resulting in almost 9,394 jobs in our utility service area.


TEXAS
29
PROJECTS
2,882
JOBS CREATED
$460M
CAPITAL INVESTMENT
ARKANSAS
3
PROJECTS
500
JOBS CREATED
$21.8M
CAPITAL INVESTMENT
MISSISSIPPI
26
PROJECTS
1,692
JOBS CREATED
$280M
CAPITAL INVESTMENT
LOUISIANA
21
PROJECTS
3,540
JOBS CREATED
$3.15B
CAPITAL INVESTMENT
NEW ORLEANS
7
PROJECTS
780
JOBS CREATED
$141M
CAPITAL INVESTMENT

Helping our customers manage their energy use and save money on their energy bills can fuel discretionary consumer spending, which leads to local economic growth. We offer a variety of demand side management programs, detailed in the Environmental section of this report on **PAGE 62**, and customer tools and resources, detailed in the Economic section of this report on **PAGE 42**. Energy efficiency measures for low-income customers are especially important to economic development. An Entergy-commissioned study, "Energy Efficiency Equals Economic Impact," determined a significant economic multiplier for low-income energy efficiency; every dollar invested produces $23 in economic impact. Low-income energy-efficiency initiatives are an integral part of our Low-Income Customer Assistance Initiative.

Our supply chain efforts also help further economic development in our communities. Entergy purchased approximately $3.4 billion in materials and services in 2012, including $196 million from diverse suppliers. As suppliers acquire the capabilities they need to support our business, they are able to pursue business growth with other companies as well. That generates additional economic activity and helps build a more diverse, resilient local economy. Among the capabilities acquired are those needed to meet the ethical expectations detailed in our supplier code of conduct.



Awards

Entergy was recognized for the fifth consecutive year as one of the Top 10 Utilities in North America by *Site Selection* magazine for its work to support economic development in Arkansas, Louisiana, Mississippi and Texas.

Entergy's Grand Gulf Nuclear Station was named Large Business of the Year by the Vicksburg Chamber of Commerce.

More information on our efforts to build a more diverse supply chain is available in the Economic section of this report on **PAGE 38**.

IMPROVING THE ECONOMIC VIABILITY OF OUR COMMUNITIES

Our commitment to the fight against poverty helps Entergy achieve our vision of creating sustainable value for our owners, customers, employees and communities. Helping individuals and families break the cycle of generational poverty improves the economic vitality and viability of the communities we serve. As a rate-regulated utility, we can only grow our business when the communities we serve are healthy and vibrant.

We estimate as many as 25 percent of our 2.4 million residential customers require government assistance. Entergy first formalized our low-income customer assistance efforts and commitments in 1999 with the formation of our Low-Income Customer Assistance Initiative. Goals of the initiative are to increase the flow of utility assistance funds, provide tools and education to help low-income customers better manage their bills, and help low-income customers achieve economic self-sufficiency through philanthropic and volunteer support of programs that have a proven track record for lifting individuals and families out of poverty.

We annually report results of our low-income assistance efforts online at **entergy.com/our_community/low_income.aspx.**

Highlights of 2012 progress include:

- **LIHEAP Advocacy**
  More than 213,000 Entergy customer bills totaling $42.9 million were paid in 2012 through third-party sources. The federally funded Low Income Home Energy Assistance Program is the largest source of funding for customers in need. Annual advocacy by Entergy and community partners directly affects the total LIHEAP grants awarded to Arkansas, Louisiana, Mississippi and Texas residents.
- **Power to Care**
  Entergy customers, employees and shareholders raised more than $2.7 million for the Power to Care fund, which provides emergency utility assistance for the elderly and disabled. Entergy shareholders match employee donations dollar-for-dollar and match customer donations up to $500,000. The $2.7 million enabled nonprofit agencies to provide utility bill pay assistance to customers in need.
- **Earned Income Tax Credit**
  Each year approximately $5 billion in Earned Income Tax Credit refunds in states served by Entergy go unclaimed. Working with community partners, we helped more than 14,000 individuals receive free tax-preparation assistance and refunds totaling more than $19 million in 2012 and helped educate more than 330,000 potentially eligible customers on the EITC refund.
- **Weatherization**
  In 2012, Entergy and its nonprofit partners helped weatherize more than 9,000 homes and distributed 1,500 weatherization kits. Working with organizations such as Green Light New Orleans, Entergy employees distributed more than 170,000 compact fluorescent light bulbs. Through these efforts the anticipated savings to customers is more than $2.5 million per year.



Entergy customers, employees and shareholders raised more than $2.7 million for the Power to Care fund, which provides emergency utility assistance for the elderly and disabled.


Low Income
Accomplishments
Over the Past Decade

We measure what we care about and we care about what we measure.

EARNED INCOME TAX CREDIT


$900M

Entergy has partnered with the IRS and nonprofits to **help low-income families get money they have earned.** EITC refunds are up $900 million annually in states Entergy serves.

INDIVIDUAL DEVELOPMENT ACCOUNTS


19,000

More than 19,000 individuals have been impacted through an **Entergy-sponsored Individual Development Accounts program.**

EARLY CHILDHOOD EDUCATION ADVOCACY


60,000

Entergy's advocacy efforts have helped **increase state funding of pre-K education by more than $178 million,** increasing access for more than 60,000 children.

THE POWER TO CARE FUND

has grown by almost

280%

to $2.6 million*.

OUTREACH


529,000*

Annually, we provide information and assistance to low-income customers through **more than half a million** individual customer contracts and outreach efforts.

WEATHERIZATION


5,800*

Entergy and its low-income partners weatherize almost **6,000 homes annually.**

LOW INCOME HOME ENERGY ASSISTANCE PROGRAM


500%

We advocate for LIHEAP, helping achieve an increase of 500 percent from $1.1 billion in 1999 to **$5.1 billion in FY 2010.**

CUSTOMER BILLS PAID/ AVOIDED DISCONNECTS

206,000*

206,000 customer bills are paid annually through third-party sources.

MOBILIZING LOW-INCOME ADVOCATES


10,000

We've developed **a network of 10,000 community advocates** we engage on issues impacting low-income customers.

* Five-year average 2008-2012

COMMUNITY ENGAGEMENT

Entergy's comprehensive community engagement efforts range from outreach events for people living near our plants to meetings with local and state policy leaders and the general public. Stakeholder activities include public forums such as town hall meetings and community group presentations as well as focus groups, surveys, social media, email, newsletters, direct mail and participation in community events. We are committed to identifying effective ways to engage on issues of greatest importance to our communities. We regularly brief local leaders and stakeholders on company operations, initiatives and strategies, formally organizing advisory boards in some areas. As a socially responsible corporate citizen, stakeholder considerations are an important factor in project planning and investment evaluations. In particular, Entergy engages with stakeholders on an ongoing basis in areas such as public safety and emergency preparedness.

Helping Disadvantaged Landowners
Entergy Louisiana is helping landowners and community leaders in northern Louisiana with a grant to the Trailblazer Resource Conservation and Development organization, part of the U.S. Department of Agriculture. The grant helped fund a series of seminars to help disadvantaged farmers, ranchers and other landowners learn more about forestry pasture management, water quality, wildlife management, mineral rights and other topics to improve land management.



Gathering Input from Local Stakeholders
As part of our efforts to improve service reliability in southeastern Arkansas, Entergy Arkansas hosted an open house for landowners and other interested parties to view a variety of possible routes for a new transmission line. Approximately 70 attendees gave their input, which will help inform the company's decision on a preferred route.

Within our utility business, every community served by Entergy has an assigned company representative who lives and works in the area, managing relationships and maintaining a healthy dialogue with key community stakeholders. Employees are trained in stakeholder engagement skills such as listening, public speaking and media communications, emphasizing the importance of openness, honesty and integrity.





Entergy Texas' Volunteer Council's western region teamed up with the Montgomery County Habitat for Humanity to help build a home in Conroe for a family in need.

Various regulatory requirements detail local, state and federal steps for engaging the public on critical issues in every facet of our business, including generation, transmission, distribution and customer service. Requirements include public forums, formal notifications of certain types of company plans or filings and public comment periods. Entergy is committed to exceeding these legal requirements. Additionally, grievance mechanisms implemented in accordance with regulatory processes enable affected stakeholders to submit formal concerns and speak at public meetings. Stakeholders have been particularly active in exercising this process in New York, where we are seeking operating license renewals for Indian Point Energy Center. The process allows them to voice objections, have fair, third-party evaluation of their contentions and receive specific, public rulings on points they raise.

Our corporate social responsibility organization uses a variety of tools to report on its activities including earned media, internal and external newsletters, the Internet and social media. Entergy's Power to Care Facebook page is a community forum engaging with more than 14,000 "fans" regarding news and information about our nonprofit partners and Entergy's community activities. We also periodically survey community leaders to assess their perception of community priorities and to gauge Entergy's corporate social responsibility performance relative to other major companies. We host summits and local conferences so strategic partners can provide input to company executives on our performance and social investments. The conferences also provide our partners an opportunity to share best practices, discuss local problems and develop strategies for collaboration. More than 1,000 partners participate in these sessions each year.

Entergy pursues multi-pronged engagement strategies on major issues and risks having significant potential to impact our business goals. Poverty, climate change and environmental risks to the U.S. Gulf Coast are examples of issues with economic, environmental and social business implications. Partnering with leading nongovernmental organizations to conduct research and develop creative solutions and policy recommendations, we then advocate with federal, state and local leaders for sound public policies and communicate our points of view with employees, investors and other stakeholders. In 2012, for example, we engaged 285 community-partner organizations as signatories on our "all-parties letter to Congress," advocating for increased funding for LIHEAP. Engagement and multi-year dialogue shape our positions as market conditions evolve. Input from communities is also a crucial element to making informed decisions, and Entergy remains committed to two-way communication as we formulate our positions and prioritize our actions.



Awards

The Mississippi Association of Partners in Education recognized Entergy Mississippi in 2012 with its Governor's Award of Distinction for innovative educational technology and community initiatives in Claiborne County, home to our Grand Gulf Nuclear Station.



Entergy and The Salvation Army manned booths at the Jackson Medical Mall Foundation's Outreach Expo 2012 to help people sign up for Low Income Home Energy Assistance Program assistance and distribute free "smart" power strips and energy-efficiency tips to customers.

STRATEGIC GIVING AND VOLUNTEERISM

Our management approach includes a corporate social responsibility strategy designed to create shared value by aligning philanthropic and community involvement strategies with corporate and business unit objectives. Our philanthropic focus improves quality of life in the communities in which Entergy operates through strategic investments in community and economic development, low-income and poverty initiatives, environmental programs and education and workforce development initiatives. These focus areas support our aspirations for long-term value creation for our business and society. We also provide disaster relief to our communities to support an efficient and effective recovery from unexpected events.

In 2012, Entergy and the Entergy Charitable Foundation gave more than $16 million in grants to nonprofits and organizations whose missions align with our strategic priorities and enhance life in our communities. Our corporate social responsibility efforts place significant emphasis on grants that can be leveraged with other funding sources to maximize impact from Entergy's donations.

Our Community Connectors program integrates employee volunteerism with our corporate giving by allowing employees and retirees to log volunteer service hours and earn grants for their favorite nonprofit organization.


Entergy
EMPLOYEE
VOLUNTEER


73%

For each 20 hours of service, volunteers earned a $250 grant to their selected nonprofit agency, up to $750 per calendar year per employee. In 2012, Entergy employees and retirees logged more than 85,000 hours of Community Connectors volunteer service, a 73 percent increase over 2011 and a record for our company. **These volunteer services are valued at more than $1.8 million.** In addition, employee volunteerism resulted in **$250,000 in Community Connector grants** to 488 nonprofit organizations.

In all of Entergy's communities, employee volunteers help improve the quality of life by participating in programs that support Entergy's philanthropic focus areas.

2012 Philanthropy

Corporate Giving Area	Percent of Total Giving	Sample Projects	Benefits
Education	27%	We provide scholarships and workforce training to Alcorn State University students in the Radiation Protection Department, which trains workers for the nuclear industry.	Helps develop a skilled workforce for Entergy and strengthens our communities.
Health/Social	25%	Entergy was a sponsor of the inaugural NOLA Bike to Work Day and provided funding to support continued expansion of bikeways and pedestrian pathways in the Greater New Orleans area.	Supports our employee wellness goals, helps customers conserve energy and save money, and helps preserve and protect the environment.
Community and Economic Development	28%	In the 2012 Mississippi Makeover contest, Entergy Mississippi provided $100,000 in cash and in-kind services to McComb, Miss., for a greenway project to connect disparate parts of the city.	Grows Entergy's revenue potential while helping communities grow and thrive; enhances quality of life for local customers and employees.
Environmental	8%	Entergy supports programs focused on building resilient communities, addressing climate change risk and preserving biodiversity; examples include programs at the New England Wildlife Center, America's WETLAND Foundation and related to Super Bowl XLVII Geaux Green initiatives in New Orleans.	Reinforces Entergy's position as an environmental leader, raises public awareness of environmental issues, helps preserve limited environmental resources.
Culture and Arts	7%	We support museums, performing arts and other cultural programs such as Jazz at Lincoln Center in New York, the Mississippi Museum of Art's Town Creek Festival and summer musical theater at the Arkansas River Valley Arts Center.	Enhances the quality of life for employees and customers in the communities we serve.
Civic and Public Affairs	1%	Entergy is a lead "Chairman's Circle" sponsor of the U.S. Chamber of Commerce Hiring Our Heroes program, which connects veterans with job opportunities nationwide.	Supports our commitment to responsible corporate citizenship and strengthens our communities.
Disaster Relief	4%	Entergy donated $355,000 to Hurricane Isaac relief efforts in Louisiana and $200,000 to Superstorm Sandy relief efforts in New York.	Rebuilds Entergy revenue streams more quickly and helps communities recover.

In 2012, Entergy invested more than $16 million in grants to initiatives that support our strategic priorities and improve our communities.

Social Performance

ENGAGING AND EMPOWERING OUR EMPLOYEES

Achieving Our Mission

We provide our employees a safe, rewarding, engaging, diverse and inclusive work environment, fair compensation and benefits, and opportunities to advance their careers.

How It Benefits Our Business

Entergy depends on its employees to provide the power our customers need. Engaging and empowering employees improves customer satisfaction and public safety and creates a sense of fulfillment among employees.

What's Involved

- Talent Management and Inclusion
- Employee Engagement
- Health, Personal Safety and Wellness


WE
PROVIDE
OUR EMPLOYEES A
SAFE, REWARDING,
ENGAGING, DIVERSE
AND
INCLUSIVE
WORK ENVIRONMENT

Our Statement on Human Rights

As a company operating only in the United States, where laws and regulations protecting human rights are well established, Entergy has not publicly committed to the Universal Declaration of Human Rights or the U.N. Framework and Guiding Principles on Business and Human Rights, also known as the Ruggie framework. However, Entergy's business activities are in alignment with the Ruggie framework.

Entergy's shared values, Code of Entegrity, and our diversity and inclusion mission statement state our commitment to equal opportunity, non-discrimination, and to maintaining a work environment that respects the dignity and worth of each individual, free from harassment and discrimination based on any protected characteristics or protected activities.

We have clear, unequivocal policies requiring compliance with all applicable laws and regulations, and a strong ethics policy and standards to which all employees are held. Our business practices, which ensure implementation of our policies and commitments, include continuous assessment of business impacts, measuring and tracking performance, reporting results and implementing grievance mechanisms that are broad enough to include concerns for corporate social responsibility, freedom of association and other areas.

How Our Other Stakeholders Benefit

The work we do to engage and empower our **employees** benefits our other stakeholders:

- A skilled workforce drives our ability to generate top-quartile returns for our **owners**.
- Diverse and empowered employees are better positioned to deliver safe, reliable power at reasonable cost for our **customers**, improving customer satisfaction.
- Employees who are engaged in achieving Entergy's vision and mission are more likely to succeed in their careers, which drives economic activity as well as volunteerism and philanthropy in our **communities**.

Talent Management and Inclusion

Entergy's efforts to ensure our company has the best possible talent include competitive compensation and benefits packages and proven talent management practices to attract, develop and retain a high quality, diverse workforce. Our talent management approach includes:

- Diversity and inclusion
- Employee and leadership development
- Strategic workforce planning

Diversity and Inclusion

We value and embrace diversity as a strategic competitive advantage. In order to be a leader, not only in our industry but also across all businesses, we go beyond simply accepting "equal opportunity" as a legal requirement. An important aspect of this is developing and promoting leadership capable of managing in a diverse environment. Another aspect is creating a winning culture – an environment that fosters creativity, productivity and mutual respect of all people regardless of race, gender, nationality, religion, sexual orientation or any other cultural factor.

This winning culture is supported from the office of the CEO and throughout the organization, nurtured through numerous programs and initiatives that value diversity and inclusion in our organization as well as in our customers, suppliers and partners. More than 20 diversity and inclusion councils and employee resource groups support our inclusive work environment. In 2012 Entergy introduced new diversity and inclusion action plans that emphasize career and succession planning and recruiting and retaining employees. The plans include support tools and processes for managers to work across businesses to initiate diversity and inclusion initiatives.

All Entergy employees receive biannual diversity and inclusion training through online programming. Other support to our commitment includes quarterly diversity and inclusion newsletters, Dignity and Respect Month activities, involvement in Community Events, numerous employee resource groups and internal websites for local Diversity and Inclusion team news and highlights.

Entergy strictly prohibits discrimination, harassment, retaliation and other behavior that is unacceptable in the workplace. Entergy's Harassment and Discrimination policy is designed to maintain a work environment that respects the dignity and worth of each individual and that permits workers to be free from intimidation, coercion, bullying and other types of disrespectful or abusive conduct. Entergy's policy sets forth a mandatory reporting procedure and strictly prohibits retaliation. This Policy is intended to be broad in scope. It prohibits not only unlawful behavior, but also other behavior that, in the sole discretion of the Company, undermines an inclusive and productive working environment. A person's race, color, sex, religion, pregnancy condition, national origin, age (40 or over), sexual orientation, gender identity and/or expression, veteran's status, marital status, qualified



Awards

For the fourth year in a row, Entergy earned a high rating on the Corporate Equality Index, an annual survey that rates companies on workplace nondiscrimination policies for lesbian, gay, bisexual and transgender workers.

Entergy Workforce
(gender)



80%
Male (80.02%)

20%
Female (19.98%)

U.S. Bureau of Labor Statistics 2012 average for U.S. utilities: Male 76.6 /Female 23.4

Entergy Workforce
(ethnicity)


1.39%
Asian
1.03%
Not Applicable or Other*
14.88%
Black or African American
80.98%
White
1.72%
Hispanic or Latino

* Includes American Indian/Alaskan Native; Native Hawaiian/Pacific Islander; Multi

Entergy Workforce
(age)


11.60%
Millennials
(born after 1982)
0.14%
Traditionalists
(born pre 1943)
48.11%
Generation X
(born 1961-1981)
40.15%
Baby Boomers
(born 1943-1960)

Entergy Workforce
(location)

ARKANSAS


2,725

LOUISIANA


4,918

MISSISSIPPI


2,013

VERMONT


663

CONNECTICUT


13

MASSACHUSETTS


665

NEW YORK


1,786

OTHER


11


DISTRICT OF
COLUMBIA


16


MICHIGAN


669


TEXAS


1,172

disability, genetic information (which includes family medical history), or any other characteristic protected by law fall within Entergy's discrimination policy. The conduct prohibited by Entergy's Policy is unacceptable in the workplace and in any potential work-related setting outside the workplace, such as business trips, off-site business meetings, business-related social events or any other circumstances that could have an effect on business.

Entergy's commitment to the development of women and minorities is evidenced by the increase in percentages in leadership, leadership development and training. Entergy ensures that female talent comprises a significant percentage of participation in its leadership development programs. Since 2009 women in Entergy executive management have increased from 12 percent to 19 percent. In addition, recent advanced management and executive programs have reflected female participation rates of 20-25 percent.

Employee and Leadership Development

Personal and professional growth and development are necessary for employees to achieve individual goals and for Entergy to succeed as a company. Entergy employs a performance planning and review process to help employees develop their capabilities, achieve career goals and contribute to the company's goals and objectives. Our "Developing U" resources provide tips, tools and other developmental opportunities to address identified skill or competency deficiencies. A Course Competency Map links every developmental course Entergy offers to specific competency areas for skill building. This map is reviewed annually to ensure offered courses align with Entergy's current business needs and objectives.

Entergy also partners with eCornell to supplement our employee development courses with a comprehensive online professional and executive development curriculum. We belong to the Corporate Leadership Conference and other organizations that provide additional resources to help leaders develop skills and continuously develop others. Entergy provides established guidelines and guidance to business units that wish to offer mentoring for their organizations. The result is active mentoring programs across the enterprise that provide development opportunities for employees by partnering them with other employees whose perspective and experience can enhance their knowledge of business, cultural or technical issues. Mentoring promotes and enhances professional development and personal growth for both mentee and mentor.



Entergy representatives and local leaders celebrate Vermont Yankee's "Best Places to Work" recognition.



Awards

For the fourth consecutive year, Entergy's Vermont Yankee nuclear site was selected as one of the Best Places to Work in Vermont by Vermont Business Magazine and the Vermont Chamber of Commerce.



Building a Skilled Nuclear Workforce

Recognizing the importance of skilled nuclear operators and technicians to our business, Entergy Wholesale Commodities is collaborating with Excelsior College in Albany, N.Y., to offer higher education to Entergy employees and spouses at reduced rates. Excelsior College offers curriculum that adheres to the NEI's Nuclear Uniform Curriculum Program.

We measure the financial and non-financial impact of our employee and leadership development efforts at the enterprise level using a variety of indicators including:

- Employee development metrics – cost per employee, percentage participation in development programs, participation in elective versus required programs – reviewed quarterly by Entergy senior leadership.
- Compliance with mandatory training for specific job groups, which is monitored through a training compliance system.
- Benchmarking measures, such as human capital ROI, monitored through PwC Saratoga and similar benchmarking services.

Working Relationships

Approximately 36 percent of Entergy's workforce is represented by labor unions. We take these relationships, and the responsibility to respect the representatives, seriously. We engage regularly and in good faith in collective bargaining with our represented workforce. Our labor contracts contain language reflecting each employee's right to bargaining collectively through representatives of their choosing. Also, the standard commitment that Entergy subscribes to with each union is an agreement that it will not interfere with the free choice of any employee in his decision to join, or to continue as a member of the Union and further agrees that it will in no way discriminate in favor of or against any employee because of his membership in the Union. In addition to collective bargaining, Entergy regularly meets with the unions representing our employees to discuss any issues that arise, and provide notice and an opportunity for discussion even where bargaining may not be required. As a result, we have an amicable relationship with our unions, who support many of our initiatives in the public venue.





Hiring Our Heroes

Entergy is a top sponsor of the U.S. Chamber of Commerce Hiring Our Heroes program to connect 100,000 veterans nationwide with job opportunities. While helping veterans, the program also benefits Entergy by helping to provide disciplined, skilled workers to help address our workforce needs.

Strategic Workforce Planning

The American Public Power Association projects a significant portion of public power workers will be eligible to retire in five to seven years, raising concerns over loss of critical knowledge and the ability to find qualified replacements. Entergy addresses this risk with a comprehensive workforce plan focused on training, mentoring and developing a pipeline of qualified candidates to fulfill our talent requirements. This strategic approach to workforce planning includes analysis and understanding of current workforce strengths and weaknesses, attrition forecasts, identification of Entergy's future business direction and related workforce needs, and determination of necessary skills and capabilities to achieve future goals. We develop replacement and retention strategies to address identified workforce needs. Our plans are implemented at every level of the company and within every business unit.

In 2012, we announced and began to implement our executive leadership succession plan and process, which were carefully developed by our board of directors over many years. The recent seamless transition of our top leadership is a testament to the depth and breadth of talent in our organization.

In addition we began a companywide strategic imperative chartered by Entergy's executive leadership team that will make us more competitive, productive and efficient. Through this human capital management imperative we are re-examining how we conduct business to identify ways to recharge the company in the face of today's new business realities and to take advantage of the opportunities these new realities create. A dedicated team is in the process of assessing how we work at Entergy. This will lead to changes in organizational structures and job responsibilities and titles, new or revised reporting structures, process improvements, decisions to outsource or insource to realize efficiencies and cost savings, and taking action to address potential gaps in critical skills due to the changing needs of the business, attrition and other factors.

While we are considering all possible opportunities, we will not compromise safety, security, reliability, customer service or compliance. We do expect workforce reductions to be one result. The team is taking a very thoughtful approach to this endeavor, fully thinking through the potential short-term and long-term implications of those recommendations. As we proceed with implementation we will abide by our commitment to deal fairly with all our stakeholders and to communicate information openly, honestly and when it is appropriate to do so.

See Entergy's vision with stakeholders shared by Chairman and CEO Leo Denault in a letter beginning on **PAGE 10** of this report.

entergy.com/investor_relations





Rethinking and Reconfiguring

We are rethinking and reconfiguring our business to meet the demands of new business realities and to create sustainable value for owners, customers, employees and the communities we serve.

Knowledge management is an integral component of our workforce planning process. Entergy defines knowledge management as a method for retaining the accumulated wisdom of employees who may be moving on or retiring as well as a system for finding, understanding and using knowledge to achieve organizational objectives. The goal of our knowledge management process is not to manage all knowledge but to manage the knowledge most critical to the organization by getting the right knowledge to the right people at the right time. Our knowledge management process includes:

- **Knowledge audit** that determines what knowledge exists, where it resides and whether the knowledge is critical for continued success of the organization.
- **Knowledge capture or retention** that involves collection and documentation of knowledge in the right place for future use.
- **Knowledge transfer**, including knowledge application in training, mentoring and other strategies. Entergy uses a number of systems and tools such as SharePoint technology to enable employees to share skills and knowledge with other employees.

Employee Engagement

Employee engagement helps align Entergy's workforce with our leadership team and provides valuable employee insights to shape company programs and practices. Leaders engage employees in person – at annual meetings at all fossil and nuclear plants and in small focus group sessions aimed at discussing compliments and concerns of employees. Utility excellence summits and quarterly "PowerTalk" meetings bring employees face to face with senior executives throughout the year. In 2012, "Quarterly Huddle" meetings were launched to discuss the company's results and plans. Employees are able to watch online while dozens of others meet in person with members of the executive leadership team who discuss financial, regulatory and human resources results and strategies.

For significant events, leadership interaction provides opportunities for direct dialogue, such as meetings centered on projected employee impacts resulting from the proposed spin-off and merger of the electric transmission business with ITC Holdings Corp. Safety is another important topic, with "stand-downs" allowing employees and management to discuss work practices critical to sound business operations.

In addition to face-to-face meetings, Entergy continually looks to new and effective ways for two-way communication with employees. Newsletters, podcasts, videos, letters and email updates keep employees informed but also seek feedback from employees regarding concerns, additional questions or constructive ideas on key topics. An electronic community, SharePoint, allows employees to be even more engaged by selecting which communities they want to be involved in, linking up with company colleagues and providing feedback on articles and issues within the company.



Newsletters, podcasts, videos, letters and email updates keep employees informed but also seek feedback from employees regarding concerns, additional questions or constructive ideas on key topics.

Entergy also engages employees in philanthropy and community initiatives. Employees serve on contributions boards in each state to review grant requests from nonprofits and make funding decisions. This allows employees who live and work in the local community to contribute to decisions about which nonprofits and groups are the most effective in partnering with Entergy to achieve key objectives. EnPower, our grassroots advocacy organization, engages Entergy employees who become members on issues of importance to the company.

Through our customer experience initiative employees influence development of new tools and service in a number of ways, including participating in demonstration projects that test and refine new concepts. Power to Serve educational modules are delivered periodically to employees by supervisors in the utility group. The presentations focus on key concepts of the customer experience strategy and include feedback mechanisms for employees to share new ideas with the customer experience team.

For many years, Entergy has conducted periodic employee surveys to measure satisfaction and engagement, with employees rating a number of areas including pay, recognition, leadership and supervision, satisfaction with the company, development, safety, resource availability and teamwork. Business groups also regularly assess areas of particular focus, such as a nuclear survey on instilling a safety conscious work environment. The employee newsletter also offers the opportunity for snapshot polls on various topics, so that Entergy can factor in employee feedback to ongoing programs and plans for improving our business, broadly or at individual department levels.

In 2012, we initiated an annual employee engagement survey, which is part of a multi-pronged approach to employee engagement and will play an integral part in our business strategy development. The 2012 survey revealed strengths including ethics, safety and respect. It also revealed areas where we need to improve, with top priority on communicating to employees our future vision for the company, providing resources that will allow employees to better adjust to organizational change, and improving the way we recognize and reward performance. Action plans in 2013 directly address business unit and workgroup-specific areas for improvement. We have established a companywide performance goal for all supervisors to support action planning and the changes needed to improve our workplace.

Health, Personal Safety and Wellness

A healthy, safe workforce is better able to create sustainable value for our owners, customers and communities. Additionally, providing resources to empower employees to lead healthier lives helps contain or lower the cost of health care for employees and Entergy. Safety is a core value at Entergy and we have multiple systems, programs and metrics to create a strong employee-owned safety culture.

Our workforce safety approach is described in detail in the Economic section of this report on **PAGE 31**.


The Power to Serve
Entergy.
THE POWER OF PEOPLE
Module 3 - Meeting in Your Box:
Reshaping the Employee Experience, Part 1


What We Have Learned About
Employees
Help me do the right thing for our customers
Customers
Keep Me Informed
Save Me Money


WOW Customer & Employee Experiences
Employee Path
Customer Path


Entergy

Customer Experience strategy provides regular presentations to supervisors who use the presentations to help keep employees engaged in the Customer Experience initiative.

HealthStrides is Entergy's long-term health care strategy to provide tools, education and programs enabling employees to lead healthier lives. Entergy offers cost-effective health care coverage from Aetna, the company's primary medical plan provider, and encourages participation in high-deductible health plans by paying 100 percent of the premiums. Approximately 30 percent of employees participate in this type of plan.

Through Aetna, Entergy offers full preventive benefits in annual wellness physicals. Wellness components are monitored to ensure they keep up with current guidance on best preventive offerings such as immunizations, examinations and disease monitoring. New preventive services were added to Entergy medical plans in 2013, many of which are required under the Affordable Care Act that was signed into law in 2010. Active employees have an opportunity to win $200 through a raffle as an incentive to take advantage of annual wellness exams.

ENSHAPE, an employee wellness program administered by HealthFitness, is an integral part of HealthStrides. A team lead in each state plus one lead for all nuclear plants and wellness champions at all work locations personalize and strengthen the ENSHAPE program, which includes interactive tools for employees to keep track of daily exercise, fine-tune an exercise program and take periodic health assessments.



NOLA Bike to Work Day

Entergy and Bike Easy announced the inaugural NOLA Bike to Work Day in 2012. Entergy has invested almost $450,000 over the past four years to support the Louisiana Public Health Institute's efforts to make New Orleans a more bike-friendly city. Efforts include continued expansion of bikeways and pedestrian pathways throughout the city. NOLA Bike to Work Day included a full day of bicycle-related events promoting improved health, environmental awareness and activism and contributing to economic development.



Entergy's popular 10K A Day wellness program, which supports healthy lifestyles by encouraging employees to take at least 10,000 steps a day, was expanded to include employee spouses and significant others.

The program has a monthly health theme correlating health education and programs to the company's highest-incidence, highest-cost disease conditions. Major annual events include a "10K A Day" spring fitness program and a "Maintain Don't Gain" weight management program for the holidays. The "10K A Day" program has been expanded to include employee spouses and significant others. Employees also have access to an expanded offering of wellness programs including nutritional counseling and a variety of group exercise classes. ENSHAPE's annual health screenings include free on-site screenings, health risk assessments and an intervention program for at-risk employees. Participation in the ENSHAPE program continues to increase. In addition, seven wellness professionals employed by HealthFitness are embedded in the Entergy organization.

Indicators of performance related to employee health and wellness include health care cost trends as well as specific category measures such as tobacco usage and high blood pressure. In 2012, Entergy's health care cost increases via its self-insured medical plans were slightly less than the national trend.

Focus on Wellness
Average number of risks per employee


2.5
2.0
1.5
1.0
0.5
0
2.37
2.35
2.31
2.12
2.08
2008
2009
2010
2011
2012

Employee health risk includes 14 measures such as high blood pressure, cholesterol, alcohol and tobacco usage and seat belt usage.



Employees also have access to an expanded offering of wellness programs including nutritional counseling and a variety of group exercise classes.

57%

of Entergy employees accessed at least one ENSHAPE wellness activity in 2012.

Statement of Verification

March 8th, 2013

Entergy Corporation
Environmental Strategy & Policy Group
Entergy Services, Inc.
639 Loyola Ave (L-ENT-13D)
New Orleans, LA 70113

Scope

Entergy Corporation ("Responsible Party") engaged ICF International in cooperation with Cventure LLC ("ICF") to review Entergy Corporation's *2012 Corporate Greenhouse Gas (GHG) Inventory,* and supporting evidence including Entergy's Inventory Management Planning and Reporting Document (IMPRD), detailing the GHG emissions and associated source documents over the period January 1, 2012 to December 31, 2012. These components are collectively referred to as the "GHG Assertion" for the purposes of this report.

The Responsible Party is responsible for the preparation and presentation of the information within the GHG Assertion. Our responsibility is to express a conclusion as to whether anything has come to our attention to suggest that the GHG Assertion is not presented fairly in accordance with generally accepted greenhouse gas (GHG) accounting standards, in particular *ISO 14064 Part 1: Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals (ISO, 2006).*

Methodology

We completed our review in accordance with the ISO 14064 Part 3: *Greenhouse Gases: Specification with guidance for the validation and verification of greenhouse gas assertions* (ISO, 2006). As such, we planned and performed our work in order to provide limited, rather than absolute, assurance with respect to the GHG Assertion. Our review criteria were based on this guidance. We reviewed the GHG Assertion and associated documentation. We believe our work provides a reasonable basis for our conclusion.

Conclusion

Based on our review, nothing has come to our attention which causes us to believe that the GHG Assertion is not presented fairly in accordance with the relevant criteria. The emission estimates were calculated in a consistent and transparent manner and were found to be a fair and accurate representation of Entergy Corporation's actual emissions and were free from material misstatement. ICF identified several minor, immaterial discrepancies in Entergy's greenhouse gas inventory which were corrected by Entergy during the course of the verification. ICF has verified a total of 49,438,750 metric tons of CO_2 equivalent (CO_2e) emissions for calendar year 2012.

Craig Ebert
Senior Vice President
601 W. 5th St., Suite 900
Los Angeles, CA 90071, USA
Email: craig.ebert@icfi.com
Tel.: (202) 276-2054

FORWARD-LOOKING INFORMATION

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "continue," "potential," "plan," "predict," "forecast," and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors contained in the Form 10-K for the year ended December 31, 2012, (b) Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

- resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, Entergy's utility supply plan, and recovery of fuel and purchased power costs;
- the termination of Entergy Arkansas's and Entergy Mississippi's participation in the System Agreement in December 2013 and November 2015, respectively, and the potential for other Entergy operating companies to terminate participation in the System Agreement by providing notice pursuant to the current 96-month notice period and/or by seeking an amendment to the System Agreement that would allow for an Entergy operating company to terminate its participation in less than 96 months;
- regulatory and operating challenges and uncertainties associated with the Utility operating companies' proposal to move to the MISO RTO;
- risks associated with the proposed spin-off and subsequent merger of Entergy's electric transmission business into a subsidiary of ITC Holdings Corp., including the risk that Entergy and the Utility operating companies may not be able to timely satisfy the conditions or obtain the approvals required to complete such transaction or such approvals may contain material restrictions or conditions, and the risk that if completed, the transaction may not achieve its anticipated results;
- changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the application of more stringent transmission reliability requirements or market power criteria by the FERC;
- changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Entergy Wholesale Commodities business, and the effects of new or existing safety or environmental concerns regarding nuclear power plants and nuclear fuel;
- resolution of pending or future applications, and related regulatory proceedings and litigation, for license renewals or modifications of nuclear generating facilities;
- the performance of and deliverability of power from Entergy's generation resources, including the capacity factors at its nuclear generating facilities;
- Entergy's ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities;
- prices for power generated by Entergy's merchant generating facilities and the ability to hedge, meet credit support requirements for hedges, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Entergy Wholesale Commodities nuclear plants;
- the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy's ability to meet credit support requirements for fuel and power supply contracts;
- volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities;
- changes in law resulting from federal or state energy legislation or legislation subjecting energy derivatives used in hedging and risk management transactions to governmental regulation;
- changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, greenhouse gases, mercury, and other regulated air emissions, and changes in costs of compliance with environmental and other laws and regulations;
- uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal;
- variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes, ice storms, or other weather events and the recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance;
- effects of climate change;
- changes in the quality and availability of water supplies and the related regulation of water use and diversion;
- Entergy's ability to manage its capital projects and operation and maintenance costs;
- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms;
- the economic climate, and particularly economic conditions in Entergy's Utility service area and the Northeast United States and events that could influence economic conditions in those areas;
- the effects of Entergy's strategies to reduce tax payments;
- changes in the financial markets, particularly those affecting the availability of capital and Entergy's ability to refinance existing debt, execute share repurchase programs, and fund investments and acquisitions;
- actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria;
- changes in inflation and interest rates;
- the effect of litigation and government investigations or proceedings;
- advances in technology;
- the potential effects of threatened or actual terrorism, cyber attacks or data security breaches, including increased security costs, and war or a catastrophic event such as a nuclear accident or a natural gas pipeline explosion;
- Entergy's ability to attract and retain talented management and directors;
- changes in accounting standards and corporate governance;
- declines in the market prices of marketable securities and resulting funding requirements for Entergy's defined benefit pension and other postretirement benefit plans;
- future wage and employee benefit costs, including changes in discount rates and returns on benefit plan assets;
- changes in decommissioning trust fund values or earnings or in the timing of or cost to decommission nuclear plant sites;
- the effectiveness of Entergy's risk management policies and procedures and the ability and willingness of its counterparties to satisfy their financial and performance commitments;
- factors that could lead to impairment of long-lived assets; and
- the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture.

GAAP TO NON-GAAP RECONCILIATION

Earnings Per Share	2012	2011
As-Reported	$ 4.76	$ 7.55
Less Special Items:		
Transmission business spin-merge expenses	$(0.21)	$ –
Vermont Yankee asset impairment	$(1.26)	$(0.07)
Total Special Items	$(1.47)	$(0.07)
Operational	$ 6.23	$ 7.62

PERFORMANCE DATA TABLE

AS-REPORTED FINANCIAL HIGHLIGHTS	2008	2009	2010	2011	2012
Operating revenues ($ millions)	13,094	10,746	11,488	11,229	10,302
Net income attributable to Entergy Corp. ($ millions)	1,221	1,231	1,250	1,346	847
Earnings per diluted share (dollars)	6.20	6.30	6.66	7.55	4.76
Total shareholder return (%)	-28.3	2.4	-9.7	8.3	-8.4
Utility retail customers – year-end (thousands)	2,689	2,719	2,743	2,757	2,778
GOVERNANCE & ETHICS					
Number of Board Directors	12	12	13	11	11
Number of independent Board Directors	11	11	12	10	10
Women/minority independent Board Directors (number; %)	2; 18%	2; 18%	3; 25%	3; 30%	3; 30%
EMPLOYEES					
Number of employees	14,669	15,181	14,958	14,682	14,625
Women in workforce (% of employees)	20.73	20.48	20.35	20.25	19.98
Women in management (% of management)	12.11	11.96	12.10	12.13	19
Minorities in workforce (% of employees)	18.29	19.13	19.06	18.55	19.03
Minorities in management (% of management)	11.65	12.06	12.32	12.09	12.56
Bargaining unit representation (% of employees)	34.22	36.09	36.52	35.88	35.72
Voluntary turnover (% excluding retirements)	2.15	1.48	1.79	2.04	2.21
HEALTH AND SAFETY					
Employee work-related fatalities	0	0	0	2*	1*
Contractor work-related fatalities	0	0	1	0	0
Recordable accident index	0.75	0.64	0.78	0.57	0.76
Lost work day incident rate	0.21	0.20	0.29	0.27	0.31
Employee lost-time injury frequency (n/million work hours)	0.41	0.48	0.39	0.65	0.79
Contractor lost-time injury frequency (n/million work hours)	1.05	1.00	0.75	1.02	0.42
Preventive care – mammogram (% women age 40-64)	—	47.5	45.5	46.8	45.6
Preventive care – cholesterol (% age 20-64)	—	13.1	13.2	13.7	13.6
Preventive care – colorectal cancer screening (% age 50-64)	—	10.0	9.7	9.9	9.4

An employee who sustained injuries in November 2011 died as a result of those injuries in 2012.

ENVIRONMENT	2008	2009	2010	2011	2012
Fines and penalties ($, shown in year paid)	11,382	0	0	2,750	1,567,350**
NPDES permit exceedences	17	32	19	19	16
Internal compliance self-assessments and audits	623	636	613	665	674
Direct greenhouse gas emissions – all sources and all gases (million metric tons CO_2e)	33.2	30.4	34.0	34.8	34.8
Indirect greenhouse gas emissions – line losses and company usage (million metric tons CO_2e)	0.8	0.7	0.8	0.8	0.8
GHG emissions from purchased power – controllable (million metric tons CO_2e)	7.4	6.2	7.2	7.6	6.9
GHG emissions from purchased power – all gases/all classes of purchased power, controllable and uncontrollable (million metric tons CO_2e)	15.7	12.5	14.6	15.1	14.6
CO_2 emissions from power generation (million tons)	35.7	32.6	36.5	37.4	38
CO_2 emissions rate for power generation (lbs/KWh)	0.58	0.54	0.59	0.60	0.59
NOx emissions from power generation (thousand tons)	50.3	40.3	46.6	47.1	42.9
NOx emissions rate from power generation (lbs/MWh)	0.82	0.82	0.75	0.75	0.67
SO_2 emissions from power generation (thousand tons)	52.7	48.2	46.6	48.5	49.6
SO_2 emissions rate from power generation (lbs/MWh)	0.86	0.79	0.75	0.77	0.77
Hg emissions from power generation (tons)	0.46	0.44	0.45	0.44	0.43
Hg emissions rate from power generation (lbs/100 GWh)	0.75	0.72	0.72	0.71	0.67
Water net – used in cooling (millions of cubic meters)	13,000	11,800	12,800	14,206	14,600
Hazardous waste generation – manifested (tons)	46.0	54.2	27.1	27.8	49.3
Recycled waste – coal ash (%)	91	60	48	50	58

***Includes settlement regarding Indian Point transformer failure, agreed to in 2012 and explained in detail in our 2011 Sustainability Report, page 42.*

COMMUNITY SPENDING	2008	2009	2010	2011	2012
Community investments ($ millions)	15.9	17.3	17.2	16.5	16.3
Community investments (% of EBIT)	0.88	0.92	0.91	1.1	1.8
Low-income programs ($ millions)	8.9	11.1	10	9.7	10.9
Employee and retiree volunteerism (hours)	67,000	76,300	53,000	49,249	85,270
Spending on diverse business enterprises (%)	24.5	23.8	25.3	29.4	—***
Charitable grants – community improvement (%)	28	28	29	22	28
Charitable grants – health and social services (%)	18	22	30	26	25
Charitable grants – arts & culture (%)	5	4	3	6	7
Charitable grants – disaster relief/other (%)	4	0	1	1	4
Charitable grants – environment (%)	9	11	4	10	8
Charitable grants – education/literacy (%)	35	31	27	30	27
Charitable grants – civic and public affairs (%)	1	4	6	5	1

****Entergy no longer tracks diverse spending by percentage. In 2012 we purchased $196 million in goods and services from diverse suppliers.*



Global Reporting Initiative Summary

The GRI Reporting Framework is an internationally accepted set of economic, environmental and social performance indicators used to present a balanced report of sustainability performance. In addition to the summary index to the indicators below, our detailed GRI index is available at entergy.com. With this report and our online information, we believe we meet GRI Guidelines Application Level B.

GRI Indicators

GRI Indicators	Pages
PROFILE DISCLOSURES	2-4, 6-7, 10-15, 19-20, 75-76
MANAGEMENT APPROACH	16-88
ECONOMIC INDICATORS	16-46
ENVIRONMENTAL INDICATORS	47-67
PRODUCT RESPONSIBILITY INDICATORS	33-37, 42-46
COMMUNITY INDICATORS	68-78
LABOR PRACTICES AND DECENT WORK INDICATORS	31-33, 79-88
HUMAN RIGHTS INDICATORS	Please see our detailed GRI index at entergy.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC's website at **sec.gov**. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy's Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.


Entergy.
THE POWER OF PEOPLE

Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113
504-576-4000
entergy.com


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